     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2000
                                                  REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             BELLSOUTH CORPORATION
             (Exact name of Registrant as specified in its charter)

                      GEORGIA                                                58-1533433
          (State or other jurisdiction of                                 (I.R.S. Employer
          incorporation or organization)                                 Identification No.)

                             ---------------------
                          1155 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3610
                                 (404) 249-2000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                RAY E. WINBORNE
                   EXECUTIVE DIRECTOR -- CORPORATE ACCOUNTING
                             BELLSOUTH CORPORATION
                          1155 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3610
                                 (404) 249-3035
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                                   COPIES TO:

        RAYMOND W. WAGNER, ESQ.                 W. BENJAMIN BARKLEY, ESQ.              CHARLES S. WHITMAN III, ESQ.
      SIMPSON THACHER & BARTLETT                 KILPATRICK STOCKTON LLP              RICHARD D. TRUESDELL, JR., ESQ.
         425 LEXINGTON AVENUE               1100 PEACHTREE STREET, SUITE 2800              DAVIS POLK & WARDWELL
       NEW YORK, NEW YORK 10017                  ATLANTA, GEORGIA 30309                    450 LEXINGTON AVENUE
                                                                                         NEW YORK, NEW YORK 10017

                             ---------------------
   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans check the following box. [ ]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
                    TITLE OF EACH CLASS                            PROPOSED MAXIMUM
                     OF SECURITIES TO                                  AGGREGATE                            AMOUNT OF
                       BE REGISTERED                                OFFERING PRICE                      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------------
BellSouth Corporation -- Latin America Group Common Stock,
par value $1 per share.....................................         $1,000,000,000                          $264,000
------------------------------------------------------
BellSouth Corporation -- Latin America Group Rights to
Purchase Series D First Preferred Stock, par value $1 per
share(2)...................................................               N/A                                  N/A
------------------------------------------------------
BellSouth Corporation -- BLS Group Common Stock, par value
$1 per share(3)............................................               N/A                                  N/A
------------------------------------------------------
BellSouth Corporation -- BLS Group Rights to Purchase
Series C First Preferred Stock, par value $1 per
share(2)(3)................................................               N/A                                  N/A
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Total......................................................         $1,000,000,000(1)                       $264,000
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2) Prior to the occurrence of certain events, the rights to purchase Series C First Preferred Stock and the rights to purchase Series D First Preferred Stock (collectively, the "rights") will not be evidenced or traded separately from the related BellSouth Corporation -- Latin America Group Common Stock or BellSouth Corporation -- BLS Group Common Stock. Value, if any, of the rights is reflected in the market price of the related BellSouth Corporation -- Latin America Group Common Stock or BellSouth
    Corporation -- BLS Group Common Stock. Accordingly, no separate fee is paid.
(3) Issuable upon conversion of BellSouth Corporation -- Latin America Group Common Stock into BellSouth Corporation -- BLS Group Common Stock as set forth in the Registrant's Amended and Restated Articles of Incorporation, as proposed to be amended. No additional consideration is payable by the holders of BellSouth Corporation -- Latin America Group Common Stock upon conversion. Accordingly, no separate fee is paid.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 29, 2000

                                              Shares
                                (BellSouth Logo)

                             BellSouth Corporation
                        LATIN AMERICA GROUP COMMON STOCK
                            ------------------------
BELLSOUTH CORPORATION IS OFFERING SHARES OF A NEW SERIES OF ITS COMMON STOCK INTENDED TO REFLECT THE SEPARATE PERFORMANCE OF BELLSOUTH'S LATIN AMERICAN BUSINESSES. NO PUBLIC MARKET CURRENTLY EXISTS FOR LATIN AMERICA GROUP STOCK. WE
ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $          AND
$          PER SHARE.
                            ------------------------
WE INTEND TO LIST LATIN AMERICA GROUP STOCK ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "BLS.L."
                            ------------------------
INVESTING IN LATIN AMERICA GROUP STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 14.
                            ------------------------
                           PRICE $            A SHARE
                            ------------------------

                                                                            UNDERWRITING
                                                             PRICE TO       DISCOUNTS AND          PROCEEDS TO
                                                              PUBLIC         COMMISSIONS       LATIN AMERICA GROUP
                                                            ----------      -------------      -------------------
Per Share...............................................    $               $                      $
Total...................................................    $               $                      $

BellSouth has granted the underwriters the right to purchase up to an additional shares of Latin America Group stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of Latin America Group stock to purchasers on ____________, 2000.

MORGAN STANLEY DEAN WITTER                                  GOLDMAN, SACHS & CO.
LEHMAN BROTHERS
                           CREDIT SUISSE FIRST BOSTON
                                                             MERRILL LYNCH & CO.
ABN AMRO ROTHSCHILD
a division of ABN AMRO Incorporated
                         BANC OF AMERICA SECURITIES LLC
                                                               J.P. MORGAN & CO.

               , 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    3
Risk Factors..........................   14
Cautionary Language Concerning
  Forward-Looking Statements..........   32
Use of Proceeds.......................   33
Dividend Policy.......................   33
Capitalization........................   34
Selected Historical and Pro Forma
  Financial and Operating Data of the
  Latin America Group.................   35
Management's Discussion and
  Analysis of Financial Condition and
  Results of Operations of the Latin
  America Group.......................   37
Industry Overview.....................   55
Business of the Latin America Group...   59
Management of the Latin America
  Group...............................   79

                                        PAGE
                                        ----
Description of the BLS Group..........   80
Description of Capital Stock..........   82
Relationship Between the Latin
  America Group and the
  BLS Group...........................  106
United States Federal Income Tax
  Consequences........................  111
Underwriters..........................  114
Legal Matters.........................  116
Experts...............................  116
Where You Can Find More
  Information.........................  116
Information Incorporated by
  Reference...........................  116
Index to Combined Financial Statements
  of the Latin America Group..........  F-1

                             ---------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Latin America Group stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus speaks only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Latin America Group stock.

                             ---------------------

     In this prospectus:

     - "we," "us," "our," "ours" and "BellSouth" refer to BellSouth Corporation and its subsidiaries;

     - the "Latin America Group" currently includes BellSouth's businesses in Argentina, Brazil, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela and related businesses; and

     - the "BLS Group" consists of all of BellSouth's non-Latin American businesses and the BLS Group's inter-group interest in the Latin America Group.

                      (This page intentionally left blank)

                                    SUMMARY

     You should read the following summary together with the more detailed information regarding the Latin America Group, BellSouth and the Latin America Group stock being sold in this offering included or incorporated by reference in this prospectus. You should also read the combined financial statements of the Latin America Group and the related notes and the consolidated financial statements of BellSouth and the related notes included or incorporated by reference in this prospectus.

                              LATIN AMERICA GROUP

     The Latin America Group is the leading pan-regional provider of wireless telecommunications services in Latin America. Over the past ten years, the Latin America Group has rapidly grown its core wireless telephone services business by adding customers in its existing licensed areas and extending its geographic footprint. The Latin America Group currently has operations in Venezuela, Brazil, Argentina, Peru, Chile, Panama, Ecuador, Uruguay and Nicaragua and plans to launch service in Guatemala in mid-2000. As of November 30, 1999, the Latin America Group's operating companies held licenses covering approximately 176 million total POPs, which is the population in a territory covered by an applicable license, and provided wireless services to approximately 6.2 million customers. Adjusting for the Latin America Group's ownership interest in its operating companies, these numbers represent approximately 124 million proportionate POPs and approximately 4.2 million proportionate customers.

     The Latin America Group's goal is to become the leading pan-regional integrated communications provider in Latin America by leveraging its existing wireless business. The Latin America Group's operating companies have constructed and continue to enhance networks that will allow them to offer a broad array of additional communications services when and as permitted by local regulation. Using these networks, the Latin America Group's operating companies are increasingly offering additional communications services, such as Internet access, wireless data services, long distance, data network services and wireless payphones. The operating companies also provide advertising and directory publishing services in Brazil and Peru. In addition, the Latin America Group's network services business provides wholesale long distance voice, data access and transport and operates an international roaming clearinghouse.

     For the fiscal year ended November 30, 1999, the Latin America Group had, on a combined basis in accordance with U.S. GAAP, operating revenues of $2.4 billion, operating income before depreciation and amortization expense, or EBITDA, of $556 million and a net loss of $316 million.

COMPETITIVE STRENGTHS

     We believe the following competitive strengths distinguish the Latin America Group from its competitors:

     - ESTABLISHED AND RAPIDLY GROWING BASE OF CUSTOMERS. Through its early entry into Latin America and successful growth, the Latin America Group has built a large and rapidly growing customer base. During fiscal year 1999, the Latin America Group's operating companies grew their customer base by 2.7 million customers, an increase of 78.3%, to 6.2 million.

     - STRONG PAN-REGIONAL PRESENCE. The Latin America Group is one of a few wireless telecommunications companies with a pan-regional presence in Latin America and its footprint is the largest in the region.

     - REPUTATION FOR PROVIDING SUPERIOR SERVICES. We believe the Latin America Group offers its customers the highest quality telecommunications services and customer care available within its markets and that it has developed a strong reputation for doing so.

     - HIGH-CAPACITY DIGITAL BACKBONE NETWORKS. The operating companies of the Latin America Group operate their own high-capacity digital networks in their major markets. We believe these networks will reduce costs and time to market in rolling out new Internet, data and voice services.

     - ESTABLISHED BRANDS. The brands established by the Latin America Group's operating companies are among the best known brands in their markets and are closely associated with high-quality wireless services in those markets.

     - EXPERIENCED MANAGEMENT TEAMS. The Latin America Group has been providing high-quality wireless services in Latin America since 1989 and has developed experienced management teams at the country level, which are supported by U.S.-based corporate management team.

     - STRONG RELATIONSHIP WITH THE BLS GROUP. We expect the Latin America Group to continue benefiting from its relationship with the BLS Group, including by leveraging BellSouth's extensive communications expertise and purchasing power.

BUSINESS STRATEGY

     To achieve its goal of becoming the leading pan-regional integrated communications provider in Latin America, the Latin America Group will leverage its competitive strengths and market position in wireless telecommunications by pursuing the following strategies:

     - CONTINUE TO RAPIDLY GROW EXISTING WIRELESS OPERATIONS. Industry sources estimate that the number of wireless subscribers in Latin America will triple over the next five years. With its established brands and reputation for quality customer service, we believe the Latin America Group is well positioned to benefit from this expected subscriber growth.

     - EXPAND PAN-REGIONAL FOOTPRINT. We seek to further develop the Latin America Group's position as the leading pan-regional wireless telecommunications provider by expanding its geographic footprint.

     - BROADEN EXISTING CAPABILITIES AND SERVICE OFFERINGS. We believe the Latin America Group's existing networks and operations provide it with a strong platform from which to offer a broad array of communications services.

     - REALIZE INCREASED SYNERGIES AMONG ITS EXISTING OPERATIONS. We believe the Latin America Group can utilize the collective assets and expertise of its operating companies to realize synergies unavailable to many of its competitors.

     - PURSUE SELECTIVE STRATEGIC TRANSACTIONS THAT COMPLEMENT ITS BUSINESS PLAN. We believe that, as in Europe and the U.S., the Latin American communications industry will experience increased consolidation. The Latin America Group will carefully evaluate opportunities for selective strategic acquisitions that cost-effectively either accelerate or implement its business strategy.

COMMUNICATIONS SERVICES

     The Latin America Group's operating companies offer a variety of communications services in their respective markets. The table below sets forth the primary services currently offered in each market:

                                                   COMMUNICATIONS SERVICES
                             -------------------------------------------------------------------
                                                                   DATA                                ADVERTISING
                               MOBILE      WIRELESS   INTERNET   NETWORK      LONG     WIRELESS            AND
COUNTRY                       WIRELESS       DATA     SERVICE    SERVICES   DISTANCE   PAYPHONES   DIRECTORY PUBLISHING
-------                      -----------   --------   --------   --------   --------   ---------   --------------------
Argentina..................        X           X          X          X          X
Brazil.....................        X           X                                                             X
Chile......................        X                      X                     X
Ecuador....................        X           X                                X           X
Guatemala(mid-2000)........        X           X
Nicaragua..................        X                                                        X
Panama.....................        X                      X
Peru.......................        X           X                     X          X           X                X
Uruguay....................        X                      X
Venezuela..................        X           X          X          X                      X

THE LATIN AMERICAN TELECOMMUNICATIONS OPPORTUNITY

     Latin America is one of the world's largest and most attractive telecommunications markets with a population of almost 500 million and a combined gross domestic product, or GDP, of approximately $1.7 trillion in 1999. Because penetration rates remain significantly below the levels of more developed countries, we believe the Latin American telecommunications industry has the potential to grow at a faster rate than the global telecommunications industry overall.

     According to industry sources, the Latin American telecommunications market is expected to experience compounded annual growth in:

          - total telecommunications revenues of approximately 16% from 1999 to 2004;

          - wireless subscribers of approximately 28% from 1999 to 2004;

          - wireless service revenues of approximately 21% from 1999 to 2004;
            and

          - active Internet accounts of approximately 87% from 1997 to 2002.

     As the leading pan-regional wireless telecommunications provider in Latin America, we believe the Latin America Group is well positioned to take advantage of this rapid growth.

THE BLS GROUP

     The BLS Group provides communications services outside of Latin America to more than 39 million customers in nine countries and had $22.9 billion in revenues in the fiscal year ended December 31, 1999. The BLS Group has assets of more than $39 billion and employs almost 87,000 people. The primary lines of business of the BLS Group include its U.S. wireline and wireless communications businesses, non-Latin American international operations and non-Latin American advertising and directory publishing operations.

     The BLS Group is the leading telephone service provider in the Southeastern U.S., serving substantial portions of the population within Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The BLS Group provides wireline voice and data communications services, including local exchange, network access and long distance services within the Southeastern U.S. The BLS Group also offers other wireline services, billing and collection services, customer premises equipment sales and maintenance services, provision of unbundled network elements to competitors and interconnection to unaffiliated wireline and wireless carriers.

     Upon completion of this offering, each outstanding share of our existing common stock will be changed into one share of BellSouth Corporation -- BLS Group Common Stock.

                             ---------------------

     BellSouth's principal executive offices are located at 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610. Our telephone number is
(404)249-2000. We maintain a web site on the Internet at www.bellsouth.com. The contents of our web site are not a part of this prospectus.

                                  THE OFFERING

Shares of Latin America Group stock offered..........    shares
Shares of Latin America Group stock issuable with
  respect to the BLS Group's inter-group interest in
  the Latin America Group after this offering........            shares
                                                         --------------
          Total......................................            shares
                                                         ==============
Over-allotment option................................            shares
Use of proceeds......................................    We intend to use the net proceeds:
                                                         - to continue the Latin America Group's
                                                         expansion in Latin America; and
                                                         - for other general purposes of the Latin
                                                         America Group.
Proposed NYSE symbol.................................    BLS.L

     The shares of Latin America Group stock outstanding after this offering do
not include           shares of Latin America Group stock that have been
reserved for issuance under the Amended and Restated BellSouth Corporation Stock Plan. Unless specifically stated otherwise, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

     We refer to the equity value of the Latin America Group held by the BLS Group as "shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group." Following this offering, the equity value of the Latin America Group not represented by Latin America Group stock issued in this offering will continue to be held by the BLS Group and will be reflected in the combined financial statements of the BLS Group as an "inter-group interest" in the Latin America Group.

                           LATIN AMERICA GROUP STOCK

     Latin America Group stock is what is sometimes referred to as "tracking stock." Tracking stock is a type of common stock that is intended to reflect or "track" the separate performance of a particular business or group of businesses. Latin America Group stock is intended to track the separate performance of BellSouth's Latin American businesses.

     For financial reporting purposes, we have allocated all of our consolidated assets, liabilities, shareholders' equity, revenues, expenses and cash flows to either the Latin America Group or the BLS Group. Although we intend Latin America Group stock to reflect the separate performance of BellSouth's Latin American businesses, the holders of Latin America Group stock will be shareholders of BellSouth. For this reason, the holders of Latin America Group stock will be subject to benefits and risks associated with an investment in BellSouth and its businesses, assets and liabilities.

DIVIDENDS

     We do not expect to pay dividends on Latin America Group stock for the foreseeable future. See "Dividend Policy" and "Description of Capital
Stock -- Latin America Group Stock -- Dividends."

YOUR VOTING RIGHTS

     The holders of Latin America Group stock will vote together with the holders of BLS Group stock as a single voting group on each matter on which holders of common stock are generally entitled to vote, except in the limited circumstances provided under Georgia law, as required by stock exchange rules or as determined by our board of directors.

     On all matters as to which both series of common stock will vote together as a single voting group:

     - each share of Latin America Group stock will have a number of votes equal to the quotient of the average market value of a share of Latin America Group stock during a specified period prior to each record date, divided by the average market value of a share of BLS Group stock during the same period. However, if this calculation results in the holders of Latin America Group stock holding more than 35% of the total voting power of all outstanding shares of common stock, the vote of each share of Latin America Group stock will be reduced so that all of the outstanding shares of Latin America Group stock represent only 35% of the total voting power of all outstanding shares of common stock; and

     - each share of BLS Group stock will have one vote.

     See "Description of Capital Stock -- Latin America Group Stock -- Voting Rights."

OUR RIGHT TO CONVERT SHARES OF LATIN AMERICA GROUP STOCK INTO SHARES OF BLS GROUP STOCK

     We will have the right to convert all outstanding shares of Latin America Group stock into shares of BLS Group stock, based on the average market values of the two series of common stock during a specified period before the conversion, at some or no premium.

     The premium will be 20% during the first year after the completion of this offering. Beginning on the first anniversary but before the second anniversary of the completion of this offering, the premium will be 15%. Beginning on the second anniversary of the completion of this offering, the premium will be:

     - 10% if the market capitalization of Latin America Group stock is less than 40% of the combined market capitalization of the two series of common stock; and

     - 0% if the market capitalization of Latin America Group stock is 40% or more, but less than 60%, of the combined market capitalization of the two series of common stock.

     Beginning on the second anniversary of the completion of this offering, we may convert Latin America Group stock into BLS Group stock only if the market capitalization of Latin America Group stock is less than 60% of the combined market capitalization of the two series of common stock.

     Beginning on the second anniversary of the completion of this offering, we will have the right to convert all outstanding shares of BLS Group stock into shares of Latin America Group stock, based on the average market values of the two series of common stock during a specified period before the conversion, at a 10% premium or without any premium. A conversion of BLS Group stock into Latin America Group stock would be subject to the same premium and market capitalization provisions that would apply to a conversion of Latin America Group stock into BLS Group stock. Prior to the second anniversary of the completion of this offering, we may not convert BLS Group stock into Latin America Group stock.

     If we have created additional series of common stock, we can also convert all outstanding shares of Latin America Group stock into one of those series. A conversion of Latin America Group stock into an additional series of common stock would be subject to the same premium and market capitalization provisions that would apply to a conversion of Latin America Group stock into BLS Group stock.

     If we choose to exercise our conversion right as a result of a "tax event," as that term is defined under "Description of Capital Stock -- Conversion and Redemption -- Conversion of Latin America Group Stock at Our Option at Any Time," we will convert your shares without any premium.

     See "Description of Capital Stock -- Latin America Group
Stock -- Conversion and Redemption -- Conversion of Latin America Group Stock at Our Option at Any Time."

OUR RIGHT TO REDEEM SHARES OF LATIN AMERICA GROUP STOCK IN EXCHANGE FOR SHARES OF COMMON STOCK OF OUR SUBSIDIARIES

     We will have the right at any time to redeem Latin America Group stock for stock of one or more of our wholly-owned subsidiaries that holds all of the assets and liabilities of the Latin America Group. See "Description of Capital Stock -- Latin America Group Stock -- Conversion and Redemption -- Redemption in Exchange for Stock of Subsidiary."

YOUR RIGHTS IF WE SELL ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE LATIN AMERICA GROUP

     If we sell all or substantially all -- that is, at least 80% -- of the assets attributed to the Latin America Group, we must, subject to some exceptions:

     - distribute to the holders of Latin America Group stock by special dividend or redemption an amount equal to the net proceeds of the sale; or

     - convert the outstanding shares of Latin America Group stock into shares of BLS Group stock, based on the average market values of the two series of common stock during a specified period after the sale, at a 10% premium.

     If we sell substantially all -- but not all -- of the assets attributed to the Latin America Group and we distribute the net proceeds by special dividend or partial redemption, then at any time within two years after completing the distribution we will have the right to convert the remaining outstanding shares of Latin America Group stock into shares of BLS Group stock at a 10% premium or without any premium. The premium will be 10% unless we would be entitled to convert without any premium as described above under "Our right to convert shares of Latin America Group stock into shares of BLS Group stock." In that event, there will be no premium. To determine the conversion rate, we will value Latin America Group stock and BLS Group stock based on their average market values during a specified period before the conversion.

     If we choose to convert upon a sale of assets and we have created additional series of common stock, we can also convert Latin America Group stock into one of those additional series of common stock. A conversion of Latin America Group stock into an additional series of common stock would be subject to the same premium provisions that would apply to a conversion of Latin America Group stock into BLS Group stock.

     See "Description of Capital Stock -- Latin America Group
Stock -- Conversion and Redemption -- Mandatory Dividend, Redemption or Conversion of Stock if Disposition of the Assets of the Latin America Group Occurs."

YOUR SHARE UPON A DISSOLUTION OF BELLSOUTH

     Upon dissolution of BellSouth, after payment of the debts and other liabilities of BellSouth and the full preferential amounts to which holders of any preferred stock are entitled, the holders of Latin America Group stock and the holders of BLS Group stock will be entitled to receive our assets remaining for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of that series.

     Each share of Latin America Group stock will have .25 of one liquidation unit. Each share of BLS Group stock will have one liquidation unit. See "Description of Capital Stock -- Latin America Group Stock -- Liquidation Rights."

             THE INTER-GROUP INTEREST AND THE PROPOSED DISTRIBUTION

     Prior to the completion of this offering, the BLS Group holds 100% of the equity value of the Latin America Group and, therefore, a 100% inter-group interest in the Latin America Group. The number of shares of Latin America Group stock that, if issued, would represent 100% of the equity value of the Latin
America Group prior to the completion of this offering equals      . The Latin
America Group will receive the net proceeds from this offering. As a result,
immediately after this offering, the BLS Group will hold a      % inter-group
interest in the Latin America Group. If the over-allotment option is exercised
in full, the BLS Group will hold a      % inter-group interest in the Latin
America Group.

     At the time of any additional issuance of Latin America Group stock, our board of directors will:

     - identify the number of shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group to be issued, reduce accordingly the number of shares issuable with respect to that inter-group interest and allocate the net proceeds of these shares to the BLS Group; or

     - identify the number of new shares to be issued and allocate the net proceeds of these shares to the Latin America Group.

     See "Description of Capital Stock -- Latin America Group
Stock -- Inter-Group Interest."

     We expect to distribute all of the shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group to the holders of BLS Group stock within six to 12 months after the completion of this offering. The decision to make such a distribution and the precise timing will depend on market conditions and any other factors that our board of directors considers relevant.

                      SUMMARY HISTORICAL AND PRO FORMA AND
                          FINANCIAL AND OPERATING DATA
                           OF THE LATIN AMERICA GROUP

     We derived the summary historical financial data presented below from the Latin America Group's combined financial statements and related notes. The Latin America Group's audited combined financial statements for each of the years ended November 30, 1997, 1998 and 1999 are included in this prospectus. The unaudited pro forma earnings data presented in the table below assumes the sale
of           shares of Latin America Group stock in the offering at an assumed
initial public offering price of $     per share, less underwriting discounts
and commissions and expenses of the offering that are payable by us estimated to
be $     per share. You should read the summary financial data together with the
Latin America Group's audited combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Latin America Group."

     1999 results include the following items that affect comparability:

     - foreign currency losses related to the devaluation of the Brazilian Real which reduced net income by $308 million (these losses are included in net earnings (losses) of equity affiliates); and

     - the recognition of certain foreign investment tax credits generated in prior years, which increased net income by $95 million.

                                                                          AS OF OR FOR THE
                                                                      YEAR ENDED NOVEMBER 30,
                                                             ------------------------------------------
                                                                 1997           1998           1999
                                                             ------------   ------------   ------------
                                                              (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
Operating revenues.........................................   $      940     $    1,907     $    2,405
Operating income...........................................            1            196            106
Interest expense...........................................           46             53             88
Income (loss) before net earnings (losses) of
  equity affiliates and minority interests.................          (46)            39            129
Net earnings (losses) of equity affiliates.................           14            (57)          (354)
Minority interests.........................................            4            (50)           (91)
Net loss...................................................          (28)           (68)          (316)
Unaudited pro forma weighted average shares outstanding....
Unaudited pro forma net loss per share.....................

OTHER:
EBITDA.....................................................   $      141     $      534     $      556
EBITDA margin..............................................         15.0%          28.0%          23.1%

---------------

     We have not presented any historical earnings per share or share data because the Latin America Group stock was not outstanding during the periods presented. After the completion of this offering, we will report earnings per share data for the Latin America Group and the BLS Group separately.

     The unaudited pro forma net loss per share is calculated by dividing the net loss by the sum of the pro forma weighted average number of shares of Latin America Group stock outstanding and the pro forma shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group.

                                                        (continued on next page)

                        SUMMARY HISTORICAL AND PRO FORMA
                          FINANCIAL AND OPERATING DATA
                   OF THE LATIN AMERICA GROUP -- (CONTINUED)

     The "combined" amounts under the caption "Operating Data" represent the total customers, POPs, billed minutes of use and ARPU of the Latin America Group's operating companies in Argentina, Chile, Ecuador, Peru and Venezuela, which are the businesses included in the combined financial statements included elsewhere in this prospectus. Data for the businesses in Brazil, Guatemala, Nicaragua, Panama and Uruguay are not presented because, with less than 50% ownership, the Latin America Group does not combine the results of these operations in its financial statements.

                                                    YEAR ENDED NOVEMBER 30,
                                              ------------------------------------
                                                 1997         1998         1999
                                              ----------   ----------   ----------
OPERATING DATA: (in thousands, except ARPU)
Customers...................................       1,624        2,598        4,230
POPs........................................      60,900       79,400      111,700
Billed minutes of use.......................   3,066,145    5,183,254    6,655,884
Average revenue per user (ARPU).............  $       84   $       73   $       52
CASH FLOW DATA: (dollars in millions)
Cash flows from operating activities........  $       55   $      476   $      568
Capital expenditures........................         448          697          647
Investments in and advances to equity
  affiliates................................         679          248           77
                                                                                        AS ADJUSTED
                                                       AS OF NOVEMBER 30,                  AS OF
                                                 1997         1998         1999      NOVEMBER 30, 1999
                                              ----------   ----------   ----------   -----------------
BALANCE SHEET DATA: (dollars in millions)
Cash and cash equivalents...................  $      177   $      171   $      287      $
Investment in equity affiliates.............         684          805          348             348
Licenses and other intangible assets, net...         651        1,059        1,471           1,471
Total assets................................       3,098        4,171        4,674
Long-term debt, including current
  maturities................................         436          678          638             638
Group equity................................       1,414        2,119        2,345

     "EBITDA" is defined as operating income before depreciation and amortization expense. EBITDA is an indicator used by management to measure the Latin America Group's performance and ability to generate cash flow. EBITDA does not represent cash flows for the period and is not an alternative to operating income as an indicator of operating performance. You should not consider it in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The Latin America Group's computation of EBITDA and EBITDA margin may not be comparable to the computation of similarly titled measures reported by other wireless companies.

     Average revenue per user calculated by dividing average monthly revenue by average customers. Average monthly revenue includes activation fees, access, airtime, roaming (net), long distance and value added services.

           SUMMARY SUPPLEMENTAL PROPORTIONATE AND TOTAL FINANCIAL AND
                   OPERATING DATA OF THE LATIN AMERICA GROUP

     The following tables present supplemental information on a proportionate and total basis. Proportionate and total presentations are not permitted under U.S. GAAP and are not intended to replace the combined operating results prepared and presented in accordance with U.S. GAAP. However, because the Latin America Group has significant interests in businesses that are not presented on a combined basis and because it does not own 100% of all of its combined operating companies, we believe that proportionate and total data facilitates an understanding and assessment of the combined operating results and the scale of the Latin America Group's operating companies.

     U.S. GAAP requires combination of entities controlled by the Latin America Group and the equity method of accounting for entities in which the Latin America Group has significant influence but not a controlling interest. Proportionate presentation reflects the Latin America Group's share of revenues and expenses in both its combined and uncombined entities on a pro rata basis. Proportionate results are calculated by multiplying the Latin America Group's ownership percentage in each operation by each operation's total operating results, and, accordingly, should not be compared with U.S. GAAP combined results of the Latin America Group. The total presentation is an aggregation of the total revenues and expenses of each entity in which the Latin America Group has an ownership interest, without regard to its level of ownership.

                                                                         AS OF OR FOR THE
                                                                      YEAR ENDED NOVEMBER 30,
                                                              ---------------------------------------
                                                                 1997          1998          1999
                                                              -----------   -----------   -----------
PROPORTIONATE
------------------------------------------------------------
INCOME STATEMENT AND CASH FLOW DATA: (dollars in millions)
Operating revenues..........................................  $       839   $     1,589   $     2,342
EBITDA......................................................          142           382           485
Capital expenditures........................................          377           832           654
OPERATING DATA: (in thousands, except ARPU)
Customers...................................................        1,074         2,234         4,227
POPs........................................................       62,386        83,870       124,092
Billed minutes of use.......................................    1,959,650     3,983,835     6,660,825
Average revenue per user (ARPU).............................  $        85   $        75   $        51
BALANCE SHEET DATA: (dollars in millions)
Cash and cash equivalents...................................  $       242   $       264   $       329
Licenses and other intangible assets, net...................        1,851         2,299         2,179
Long-term debt, including current maturities................        1,938         1,767         1,845

TOTAL
------------------------------------------------------------
INCOME STATEMENT AND CASH FLOW DATA: (dollars in millions)
Operating revenues..........................................  $     1,339   $     2,523   $     3,425
EBITDA......................................................          251           635           762
Capital expenditures........................................          648         1,527           951
OPERATING DATA: (in thousands, except ARPU)
Customers...................................................        1,686         3,499         6,237
POPs........................................................      112,200       131,700       176,100
Billed minutes of use.......................................    3,239,485     6,067,185     9,997,703
Average revenue per user (ARPU).............................  $        85   $        77   $        51
BALANCE SHEET DATA: (dollars in millions)
Cash and cash equivalents...................................  $       494   $       437   $       450
Licenses and other intangible assets, net...................        3,656         3,870         3,220
Long-term debt, including current maturities................        4,039         3,201         3,269

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
                            OF BELLSOUTH CORPORATION

     We derived the summary financial data presented below from our consolidated financial statements and related notes, which include the Latin America Group and the BLS Group. Our audited consolidated financial statements for each of the years ended December 31, 1997, 1998 and 1999 are incorporated by reference in this prospectus. You should read the summary financial data together with our audited consolidated financial statements and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus.

     PricewaterhouseCoopers LLP, independent accountants, audited our consolidated financial statements for each of the years in the five-year period ended December 31, 1999.

Significant events affecting our historical earnings trends include the following:

- 1995 results include charges for the discontinuance of Statement on Financial Accounting Standards No. 71 and the refinancing of long-term debt which reduced net income by $2,796 million ($1.41 per share). 1995 also includes a work force reduction charge which increased operating expense by $1,082 million and reduced net income by $663 million ($.33 per share).

- 1996 results include a gain from the sale of a paging business which increased net income by $344 million ($.17 per share).

- 1997 results include gains resulting from the sale of our interests in Optus Communications, ITT World Directories and Bellcore, which increased net income by $352 million ($.18 per share), $128 million ($.06 per share) and $23 million ($.01 per share). 1997 results also include the effect of a regulatory settlement in South Carolina, which reduced operating revenues by $72 million and net income by $47 million ($.02 per share), as well as a loss of $9 million incurred in connection with the early redemption of long-term debt.

- 1998 results include net income of $110 million ($.06 per share) from the sale of BellSouth New Zealand, net income of $96 million ($.05 per share) related to the receipt of additional proceeds from the sale of ITT World Directories, and $62 million ($.03 per share) of net income related to contingent interest and prepayment penalties associated with the repayment of a loan receivable.

- 1999 results include foreign currency losses related to the devaluation of the Brazilian Real which reduced net income by $308 million ($.16 per share), an asset impairment loss which reduced net income by $187 million ($.10 per share), the recognition of certain foreign investment tax credits generated in prior years which increased net income by $95 million ($.05 per share) and a gain on the sale of Honolulu Cellular which increased net income by $23 million ($.01 per share).

                                                                 AS OF OR FOR THE
                                                              YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------
                                                   1995      1996      1997      1998      1999
                                                  -------   -------   -------   -------   -------
                                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating revenues..............................  $17,886   $19,040   $20,561   $23,123   $25,224
Operating expenses..............................   14,594    14,261    15,185    17,219    18,787
Operating income................................    3,292     4,779     5,376     5,904     6,437
Net income (loss)...............................   (1,232)    2,863     3,261     3,527     3,448
Operating income margin.........................     18.4%     25.1%     26.1%     25.5%     25.5%
Diluted earnings (loss) per share:
  Before extraordinary losses...................  $   .79   $  1.44   $  1.64   $  1.78   $  1.80
  After extraordinary losses....................     (.62)     1.44      1.64      1.78      1.80
Diluted weighted average common shares
  outstanding (millions)........................    1,989     1,992     1,989     1,984     1,916
Dividends declared per common share.............  $   .71   $   .72   $   .72   $   .73   $   .76
Operating cash flow.............................  $ 5,443   $ 5,863   $ 7,039   $ 7,741   $ 8,199
Total assets....................................   31,880    32,568    36,301    39,410    43,453
Long-term debt..................................    7,924     8,116     7,348     8,715     9,113
Shareholders' equity............................   11,825    13,249    15,165    16,110    14,815

                                  RISK FACTORS

     You should carefully consider the following risks and other information contained in this prospectus before investing in Latin America Group stock.

RISK FACTORS RELATING TO THE BUSINESSES OF THE LATIN AMERICA GROUP

THE LATIN AMERICA GROUP COMPETES WITH AN INCREASING NUMBER OF TELECOMMUNICATIONS PROVIDERS IN MOST OF ITS MARKETS. THE LATIN AMERICA GROUP'S FAILURE TO COMPETE EFFECTIVELY COULD RESULT IN THE LOSS OF CURRENT AND POTENTIAL CUSTOMERS, REVENUES AND PROFITABILITY

     The Latin America Group's operations are subject to significant competition, typically from at least one other wireless provider, and increasingly from multiple providers. Wireless providers compete on price, call quality and reliability, services and features offered, including plans, coverage and customer service.

    COMPETITION CAN CAUSE DOWNWARD PRICE PRESSURE, WHICH COULD DECREASE THE LATIN AMERICA GROUP'S PROFITABILITY

     The Latin America Group anticipates that wireless service prices will continue to decline due to increased competition, particularly from new competitors. If the Latin America Group's operating companies are unable to compensate for declining prices by adding new customers and increasing usage and through the offering of new services, the Latin America Group's revenues and profitability will decline.

     COMPETITION CAN INCREASE CUSTOMER CHURN, WHICH CAN IN TURN REDUCE REVENUES AND PROFITS, SLOW CUSTOMER GROWTH AND INCREASE THE LATIN AMERICA GROUP'S MARKETING AND DISTRIBUTION COSTS

     The wireless industry is characterized by a high rate of customer disconnection of services -- referred to as customer "churn" -- which is driven higher by additional competition. Customer churn is the result of several competitive factors, including network coverage and reliability issues, and non-use of phones, affordability and customer care concerns. Churn reduces the revenues and profits of the Latin America Group's operating companies, slows customer growth and increases marketing and distribution costs.

     THE LATIN AMERICA GROUP ANTICIPATES THAT COMPETITION WILL INCREASE IN THE FUTURE, THUS MAGNIFYING COMPETITIVE RISKS AND PRESSURES

     The Latin America Group expects that competition will intensify in the future, both from new entrants and existing competitors. These competitors could:

     - offer or provide increased handset subsidies;

     - offer lower prices, more attractive plans or better service and features;

     - bundle more attractive offerings of wireline services and other services;

     - deploy and expand their networks faster; and

     - develop and deploy improved wireless technologies faster.

     THE LATIN AMERICA GROUP'S OPERATING COMPANIES MAY FACE DISADVANTAGES WHEN COMPETING AGAINST GOVERNMENT-OWNED OR -AFFILIATED TELECOMMUNICATIONS COMPANIES AND WIRELINE MONOPOLY OPERATORS

     In markets where the Latin America Group's operating companies compete against an incumbent government-owned telecommunications company, or a company in which the government retains a significant interest, the operating companies may be at a competitive disadvantage. Government-owned or -affiliated competitors may have:

     - close ties with national regulatory authorities;

     - control over connections to local telephone lines; or

     - the ability to subsidize competitive services with revenues generated from services they provide on a monopoly basis.

     To the extent government-owned wireline companies are privatized or join with an established foreign telecommunications partner, competition from these companies may increase due to infusions of capital and managerial and technical talent. Such companies may also continue to enjoy the legacy of their pre-privatization privileges. The Latin America Group's operating companies may encounter obstacles and setbacks if local governments adopt policies favoring these competitors or otherwise afford them preferential treatment.

     In virtually every market, the Latin America Group's operating companies compete against an incumbent monopoly wireline company in the provision of certain services. In most of these markets, the monopoly wireline provider is also a wireless operator competing directly with the wireless operations of the Latin America Group's operating companies. Often, the monopoly provider enjoys competitive advantages similar to the advantages described above that the government-owned and -affiliated providers enjoy. As a result, the Latin America Group's operating companies may be at a competitive disadvantage to monopoly providers offering a broader range of services, particularly as the operating companies seek to offer new telecommunications services, such as domestic and international long distance service.

IF THE LATIN AMERICA GROUP'S OPERATING COMPANIES CANNOT CONTINUE TO SUCCESSFULLY BUILD THEIR NETWORKS, OR BUILD THEM ON A TIMELY AND COST-EFFECTIVE BASIS, THEIR COMPETITIVE POSITION AND REVENUES COULD BE ADVERSELY AFFECTED

     If the Latin America Group's operating companies cannot satisfactorily complete the planned build-out of their wireless and fiber networks, or do so in a timely manner, they could lose potential and current customers to competitors, and their revenues will consequently suffer. As the Latin America Group's operating companies continue to develop their networks, they must:

     - obtain cell and switch sites;

     - obtain rights of way, government approvals and permits for network construction;

     - complete radio frequency design for each developing market;

     - design and install switching systems, radio systems, interconnection facilities and operating support systems;

     - expand and maintain customer care, network management and management and administrative systems; and

     - obtain additional radio spectrum.

     We cannot guarantee that the Latin America Group will be able to successfully execute these tasks -- many of which are not under its control -- on a timely basis or at all. The operating companies' ability to develop their networks is also affected by other factors described in this section, including the availability of capital, relations with capable suppliers and vendors, political or regulatory factors and foreign currency fluctuations.

IF THE LATIN AMERICA GROUP CANNOT MEET ITS SUBSTANTIAL CAPITAL REQUIREMENTS, ITS NETWORK OPERATIONS AND EXPANSION, MARKETING AND OTHER OPERATIONS WILL SUFFER, RESULTING IN THE LOSS OF REVENUES

     Operating, expanding and modernizing the wireless and fiber networks of the Latin America Group's operating companies, and the marketing and distribution of their related products and services, requires substantial capital. The Latin America Group also requires a significant amount of capital for:

     - acquisition or construction of additional network capacity;

     - license acquisitions;

     - development of new services;

     - development and implementation of planned wireless and wireline technologies; and

     - potential acquisitions of and investments in other communications companies, or acquisitions of the interests of its partners.

     Historically, the Latin America Group has relied on assistance from the BLS Group to help satisfy its capital requirements, including an aggregate of $2.6 billion in capital contributions in fiscal years 1997, 1998 and 1999. The BLS Group is not obligated, however, to serve as a source of financing in the event the Latin America Group cannot meet its own capital needs. If the BLS Group declines to assist at some time in the future, particularly during an economic crisis in Latin America, any problems the Latin America Group encounters in addressing a capital shortfall will be aggravated. Moreover, if the Latin America Group's partners in its operating companies are unwilling to fund their pro rata share of the capital requirements of the operating companies, the Latin America Group may decide to contribute a disproportionate amount of debt or equity to the operating company relative to its partners' ownership. However, the Latin America Group may decide not to contribute at a disproportionate level, or at all, in which case the operating company may not be able to meet its capital needs and its business may suffer.

     In addition, the Latin America Group may not be able to respond quickly, or at all, to new, unexpected capital requirements, which could impede its business and development. Some of the factors that could cause significant unanticipated capital needs are:

     - regulatory changes;

     - engineering design and new technological changes;

     - foreign currency fluctuation; and

     - significant departures from the current business plan.

IF THE LATIN AMERICA GROUP INCURS ADDITIONAL DEBT TO MEET ITS CAPITAL NEEDS, ITS PROFITABILITY COULD BE NEGATIVELY AFFECTED

     If the capital requirements of the Latin America Group increase significantly, the Latin America Group and its operating companies may be obliged to raise capital through more extensive borrowings or other external financing activities. The Latin America Group's operating companies often, where possible, borrow funds from financing sources within Latin America. Because of historical political and economic uncertainty in the region, indebtedness in Latin America typically carries significantly higher interest rates and shorter maturities than borrowings in the U.S. As a result, the Latin America Group's operating companies will experience higher borrowing costs, which will reduce profitability. We cannot guarantee you that the Latin America Group will be able to arrange any needed additional financing to fund its capital requirements on acceptable terms, or at all. Moreover, financing may be more difficult to obtain on reasonable terms, or at all, in the markets that need significant capital, such as those in which the Latin America Group has substantial network expansion to execute. If the Latin America Group borrows funds from the BLS Group, these borrowings would be made at interest rates and on other terms and conditions designed to reflect the interest rates and terms that the Latin America Group would be able to obtain from third parties.

     Increased indebtedness may have a number of negative effects on the Latin America Group's operations, including:

     - increased difficulty in obtaining future financing;

     - increased difficulty in claiming a foreign tax credit for U.S. federal income tax purposes;

     - allocation of increasing amounts of income to debt repayments; and

     - restrictions on the Latin America Group's capital resources or operations imposed by lenders.

     Additional capital may also be raised through future private or public offerings of Latin America Group stock. In that event, your ownership would be diluted.

IF THE LATIN AMERICA GROUP CANNOT WORK IN A COOPERATIVE FASHION WITH ITS PARTNERS, IT WILL BE UNABLE TO CARRY OUT ITS GROWTH STRATEGY

     The operations of the Latin America Group are mostly conducted through operating companies in which the Latin America Group owns a significant ownership interest. In some of these operations, including in Venezuela, Brazil and Argentina, the Latin America Group does not have absolute control over the operations of the venture, even where it owns a majority of the venture. The particular governance rights of the Latin America Group vary from venture to venture, and often are dependent upon the size of its investment relative to other investors and the preferences or requirements of foreign governments that local owners hold an interest in licensed telecommunications operators. As a result, the Latin America Group must generally obtain the cooperation of its partners in order to implement and expand upon its business strategies. For instance, approval of operating and capital expenditure budgets and distributions to and capital contributions from partners typically require the consent of the Latin America Group's partners. The refusal of any of these partners to approve funding or to fund their pro rata share of capital contributions could force the Latin America Group to contribute on a disproportionate basis in situations where the governing partnership agreement does not allow a corresponding increase in the Latin America Group's ownership percentage. We cannot assure you that all of the Latin America Group's relations with its partners will be harmonious and successful, and disagreements with partners could impede the execution of the Latin America Group's strategy and work to the favor of its competitors.

IF CONSUMERS CHOOSE COMPETING WIRELESS TECHNOLOGIES, OR IF THE LATIN AMERICA GROUP CANNOT KEEP PACE WITH DEVELOPING WIRELESS TECHNOLOGIES, ITS BUSINESS WILL SUFFER

     The Latin America Group's operating companies offer both analog and digital cellular service in their markets. The operating companies' digital networks are outfitted with either time division multiple access, or TDMA, or code division multiple access, or CDMA, for their digital transmission technologies. However, other wireless service providers have chosen the global system for mobile communications, or GSM, as their digital wireless technology. Although there is some ability to roam on analog networks, the three digital transmission standards are not compatible with one another. We cannot assure you that the Latin America Group has selected the ideal combination of wireless technologies, or that consumers will not ultimately prefer providers offering different technologies. Wireless service users may select providers with other technologies for a host of reasons, including communication quality and reliability, features, price and coverage area or popular perceptions relating to these concerns. If consumers predominantly select other technologies, the Latin America Group's investment in its current networks could be lost, in whole or in part, and its revenues could sharply decline.

     The wireless communications industry is experiencing significant technological change. Wireless service providers are in the process of selecting the next generation of wireless technologies, which may be a combination of GSM and either TDMA or CDMA. If the next generation technology that the Latin America Group selects does not gain widespread consumer acceptance, its business could suffer. Significant capital investments may not be recouped and revenues could drop as current and potential customers opt for alternative providers and technologies. Also, alternative technologies may develop for the provision of wireless services to customers that may prove superior to those currently projected. We cannot assure you that unforeseen technological developments will not render its services unpopular with customers or obsolete.

THE LATIN AMERICA GROUP RELIES ON A SMALL NUMBER OF KEY SUPPLIERS AND VENDORS FOR EQUIPMENT AND SERVICES; IF THESE COMPANIES EXPERIENCE PROBLEMS OR FAILURES, OR SUPPLY OR SERVE COMPETITORS BETTER, THE LATIN AMERICA GROUP'S BUSINESS COULD BE ADVERSELY AFFECTED

     The Latin America Group depends on a small number of companies for significant products and services, such as customer equipment and network infrastructure. If these suppliers experience interruptions or other problems delivering these products on a timely basis, the Latin America Group's business and results of operations could be hurt. Similarly, interruptions in the supply of telecommunications equipment for the networks of the Latin America Group's operating companies could impede network development and expansion. The Latin America Group also relies on various companies to assist it in designing and building these networks, and its growth strategy could be hindered by poor performance by these vendors and contractors.

     The Latin America Group's operating companies rely largely on Nokia, Ericsson, Motorola, Gradient, Samsung and Philips Electronics to furnish, on a timely basis, adequate quantities of wireless handsets that feature the latest technological innovations favored by customers. If suppliers fail to develop and deliver handsets that are on a par with or better than the handsets produced by competitors' suppliers, current and potential customers may select those competitors' wireless services and handsets instead of those of the Latin America Group's operating companies. Moreover, these suppliers also supply handsets to some of the competitors of the Latin America Group's operating companies. To the extent these competitors have better relationships with the same suppliers or are otherwise afforded preferential treatment, they may obtain larger quantities of newer, more desirable handsets more quickly than the Latin America Group's operating companies.

     In addition, the initial choice of a network infrastructure supplier by the Latin America Group's operating companies can, where proprietary technology of the supplier is an integral component of the network, cause the operating companies to be effectively locked into one or a few suppliers for key network components. Substituting suppliers under those circumstances could require significant expenditures to change network infrastructure. As a result, the operating companies have become reliant upon a limited number of network equipment manufacturers, including Lucent, Nortel, Cisco and Corning. We cannot assure you that the Latin America Group would be able to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis or at all in the event it was necessary to seek alternative suppliers and vendors.

THE LATIN AMERICA GROUP MAY NOT SUCCESSFULLY DEVELOP NEW COMMUNICATIONS SERVICES ON A TIMELY BASIS OR AT ALL, WHICH COULD IMPEDE ITS GROWTH STRATEGY AND CAUSE THE LOSS OF CAPITAL INVESTMENTS

     An element of the Latin America Group's strategy is to provide new communications services, including Internet services, wireless data and data network services. We cannot assure you that these initiatives will be profitable. If they are not, the Latin America Group's growth strategy could be impaired and it could lose its capital investments in these new services. These initiatives could fail for any number of reasons, including insufficient capital resources or competitive factors. In addition, the Latin America Group's ability to introduce new services depends on whether and on what terms the new services are permitted by local laws and regulations.

     MARKET DEMAND FOR SOME OF THESE NEW COMMUNICATIONS SERVICES IS UNPROVEN AND MAY NOT DEVELOP

     Demand for some of these new communications services is unproven, and we cannot guarantee that demand for these services will ever develop. The Latin America Group may incur significant rollout and deployment costs to develop services for which there is less demand than anticipated. In addition, even if there is significant demand, it may be at price levels that do not allow an adequate return on investment.

     THE TECHNOLOGY AND CONSUMER APPLICATIONS FOR SOME OF THESE NEW COMMUNICATIONS SERVICES IS UNPROVEN AND IS STILL DEVELOPING

     The Latin America Group's ability to deploy and deliver some of these new communications services relies, in many instances, on new and unproven technology. This technology may not perform as expected, or compare favorably in performance to competing technologies. Even if the technology is effective, the Latin America Group may not be able to economically deliver these services, particularly in comparison to competing technologies.

     The success of these new services is also substantially dependent on the development, manufacture and distribution of end-user devices and applications that support the services. We cannot assure you that vendors and manufacturers will successfully develop and build these devices and applications or offer them to potential end-users at acceptable prices.

     PROVIDING THESE ADDITIONAL SERVICES WILL REQUIRE ADDITIONAL
     TELECOMMUNICATIONS SPECTRUM

     The ability of the Latin America Group's operating companies to introduce new communications services will in many cases require the operating companies to acquire additional radio spectrum to provide sufficient capacity. Even where the operating companies have spectrum capable of carrying additional types of communications services, they may not have sufficient capacity due to existing traffic. In other cases the operating companies' current spectrum may not be capable of carrying the additional services. In both cases, the operating companies of the Latin America Group will likely need to acquire additional radio spectrum. We cannot assure you, however, that the Latin America Group will be able to acquire additional spectrum at a reasonable cost, or at all.

ACQUIRING AND INTEGRATING NEW OPERATIONS AND SERVICES MAY BE COSTLY, DIFFICULT AND TIME CONSUMING; IF THE LATIN AMERICA GROUP FAILS AT THESE TASKS, IT MAY NOT BE ABLE TO EXPAND AND IMPROVE ITS NETWORKS, AND IT MAY LOSE CUSTOMERS AND REVENUES

     The Latin America Group may expand and improve its operations through the acquisition of new licenses, systems and telecommunications providers. We cannot assure you that the Latin America Group can successfully complete needed acquisitions on acceptable terms, or at all. The Latin America Group's failure to expand and improve its service and product offerings through acquisitions may render it at a competitive disadvantage to other telecommunications providers. Customers may choose these competitors over the Latin America Group, leading to a loss of revenues.

     The Latin America Group may encounter difficulties in integrating acquired operations and technologies into its own operations and technologies. Remedial actions could prove costly and time consuming and could divert management's attention from other business matters.

IF THE LATIN AMERICA GROUP IS UNABLE TO OBTAIN OR MAINTAIN FAVORABLE ROAMING ARRANGEMENTS WITH ACCEPTABLE WIRELESS PROVIDERS, ITS BUSINESS MAY BE IMPAIRED

     In countries where the Latin America Group's operating companies do not have nationwide coverage, roaming is an important feature to some of their customers. The Latin America Group's customers can access another provider's wireless system only if the other provider allows the Latin America Group's customers to roam on its network. The operating companies rely on agreements to provide roaming capability to their customers in Latin America, the United States and elsewhere in areas that their networks do not serve. Some competitors may have more extensive coverage through their own networks and be less dependent on roaming arrangements. In addition, competitors may be able to obtain roaming rates that are lower than rates obtained by the Latin America Group, giving these competitors a pricing advantage. In addition, the quality of service that a wireless provider delivers during a roaming call may be inferior to the quality of service the Latin America Group provides, and the Latin America Group's customers may not be able to use the advanced features that they enjoy when making calls on the Latin America Group's networks.

     The Latin America Group's operating companies are also dependent upon roaming agreements with other providers as a source of revenues when the other providers' customers roam in the operating companies' territories. If these roaming agreements were to terminate, or if the other providers deploy incompatible technologies, the operating companies' revenues would decrease.

REGULATION OF THE WIRELESS INDUSTRY MAY RESULT IN THE LOSS OF LATIN AMERICA GROUP LICENSES, CONCESSIONS OR MARKETS OR AN INCREASE IN COMPETITION, COMPLIANCE COSTS OR CAPITAL EXPENDITURES FOR NETWORK DEVELOPMENT

     The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America are regulated to varying degrees by government authorities. Any of these authorities having jurisdiction over the Latin America Group's business could adopt regulations or take other actions that could adversely affect the business of the Latin America Group. These actions could include revocation of a license to offer wireless service in a market, failure to renew such licenses or other actions. New regulations can also increase the costs of regulatory compliance.

    THE LATIN AMERICA GROUP'S OPERATIONS REQUIRE LICENSES, CONCESSIONS OR PERMITS FROM GOVERNMENT AUTHORITIES, COMPLIANCE WITH WHICH CAN BE DIFFICULT AND COSTLY

     The Latin America Group's operating companies require licenses or concessions from the governments of the countries in which they operate. These licenses and concessions outline the types of communications businesses permitted under each license or concession. The continued existence and terms of the Latin America Group's licenses or concessions are subject to review by regulatory authorities in each country and to interpretation, modification or termination by such authorities. The terms of these licenses or concessions range from five to 50 years, and although they generally are renewable upon expiration, we cannot assure you that they will be renewed or that any renewal will be on acceptable terms. In addition, many of these concessions and licenses are revocable for public policy reasons.

     The construction, ownership and operation of the Latin America Group's networks, the maintenance and renewal of its licenses and the pricing of its services and related matters are subject to substantial regulation in each country in which it operates. Regulation of the Latin America Group's activities, including the regulation of rates charged by operators for their services, could have a material adverse effect on the Latin America Group. The Latin America Group's operating companies also typically require government permits, including permits from local building and planning commissions for the construction and operation of cell sites. Some of the Latin America Group's operating companies have not been able to obtain all required permits. Although we do not believe such noncompliance would have a material adverse effect on the business of the Latin America Group as a whole, we cannot assure you that there will not be claims or regulatory actions relating to past or future noncompliance with these permitting requirements.

     The Latin America Group's wireless licenses or concessions typically also require the operator to maintain minimum quality, service and coverage criteria specified in the applicable license, and failure to comply with these criteria can result in fines or revocation of licenses. We cannot assure you that the Latin America Group and its operating companies will be able to fully comply with the terms of these licenses.

    DIFFICULT NETWORK BUILD-OUT SCHEDULES COULD ADVERSELY AFFECT THE LATIN AMERICA GROUP

     The rules of many of the government regulatory authorities having jurisdiction over the Latin America Group's operating companies require wireless licensees to meet specified network build-out requirements and schedules. Failure to comply with these requirements in a given license area could result in revocation or forfeiture of the license for that area or the imposition of fines. Moreover, the need to meet scheduled deadlines may cause the Latin America Group to expend more capital resources than otherwise budgeted for a particular network build-out.

    THE POLICIES OF REGULATORY AUTHORITIES COULD INCREASE COMPETITION

     The policies of many of the countries in which the Latin America Group operates generally favor increasing competition in the communications industry. For instance, a carrier holding a license to provide wireless service in a territory in a certain portion of the radio frequency spectrum may have limited eligibility for a license covering the same territory in a different portion of the spectrum. As more of the radio spectrum is made available for wireless communications, regulatory authorities may adopt methods, procedures or requirements that may have the effect of discriminating against a Latin America Group bid for a new radio spectrum license in favor of a new entrant. Consequently, the Latin America Group expects competition in wireless service to increase, thus intensifying competitive risks.

UNPREDICTABLE REGULATORY SHIFTS, PARTICULARLY THOSE RELATING TO THE COMMUNICATIONS INDUSTRY IN THE COUNTRIES IN WHICH THE LATIN AMERICA GROUP OPERATES, COULD IMPEDE OR STOP DEVELOPMENT OF THOSE MARKETS

     Most Latin American countries are executing programs to deregulate and privatize the provision of communications services, including wireless services. However, these programs are still developing, and we cannot guarantee that changes in political administrations will not lead to the adoption of different policies concerning competition and privatization of communications services that may be detrimental to the Latin America Group. Such restrictions, which may take the form of a preference for local over foreign ownership of communications licenses and assets, or government over private ownership, may make it impossible for the

Latin America Group to continue to develop its international communications services. This could cause losses of revenues and capital investments. Some restrictions currently exist, usually in the form of percentage limits on the Latin America Group's equity ownership in joint ventures in foreign markets. In addition, many of these markets impose significant taxes on wireless services in their countries.

THE LATIN AMERICA GROUP MAY NOT BE ABLE TO COLLECT AMOUNTS DUE FROM OTHER COMMUNICATIONS CARRIERS

     In most of the Latin America Group's markets, the calling party pays for the airtime on a call to a wireless number. For instance, if a caller places a call over a landline to one of the Latin America Group's wireless customers, the caller's wireline communications provider collects the amounts due for the Latin America Group's wireless airtime and pays them to the Latin America Group's operating company. From time to time, the Latin America Group has encountered difficulties collecting such amounts from some communications companies. Some of these companies may also be competitors of the Latin America Group. If the Latin America Group cannot collect amounts due from other communications providers on a timely basis, or at all, it could incur material losses. Difficulties in collecting could also increase administrative costs and risks from foreign exchange fluctuations.

GENERAL ECONOMIC AND POLITICAL CONDITIONS IN LATIN AMERICA POSE NUMEROUS RISKS TO THE LATIN AMERICA GROUP'S OPERATIONS

     Substantially all of the revenues of the Latin America Group are derived from operations in Latin America. Most countries in Latin America where the Latin America Group operates have experienced political and social instability and unfavorable economic trends in recent years. Moreover, negative economic or political developments in one country in Latin America, or even in other emerging markets such as Russia or Asia, can lead to or exacerbate economic or political crises in Latin American markets. Pressures on the local currencies in the countries in which the Latin America Group operates are likely to hurt its customers, which can decrease its revenues, and expose it to foreign currency risk. Volatility in local currencies and capital markets can also have an adverse effect on the Latin America Group's ability to access international capital markets to raise capital, and may adversely affect the Latin America Group's stock price regardless of its operating performance.

     Historically, volatility in local currencies and capital markets has been caused by:

     - changes in monetary, foreign exchange or fiscal policies;

     - changes in policies with regard to foreign investment;

     - significant government influence over many aspects of local economies;

     - political instability;

     - unexpected changes in regulatory requirements;

     - social unrest;

     - slow or negative economic growth;

     - imposition of trade barriers;

     - changes in wage and price controls; and

     - price inflation in local currencies.

     The Latin America Group has no control over these matters. Volatility resulting from these matters may create uncertainty regarding the Latin America Group's operating climate and adversely affect its business. In addition, lower per capita income, socio-economic stratification and negative economic growth may adversely affect the growth prospects of the Latin America Group.

     THE 1998-1999 LATIN AMERICAN INSTABILITY. Instability and volatility in the world financial markets, which began with a crisis in Asia in 1998 and spread to Russia, negatively affected most of the economies and financial markets in Latin America in 1999. Latin American instability occurred principally in Brazil, the region's most populous country and the world's tenth largest economy. Excessive outflows of foreign currency reserves in 1998 pressured the Brazilian government in early 1999 to devalue the Brazilian Real and abandon its policy of exchanging it for the U.S. Dollar within a fixed range, instead permitting the Real to float freely against the U.S. Dollar. This resulted in increased interest rates, market volatility and a decline in investor confidence throughout the region. Effects of the instability are still felt in Latin America.

     BRAZIL. Throughout the 1980s and into the 1990s, the Brazilian economy suffered from periods of extremely high rates of inflation and recession. Historically, Brazil's currency has frequently depreciated in relation to the U.S. Dollar. At the end of 1998, foreign exchange reserves in Brazil had declined to approximately $40 billion from nearly $70 billion at the end of August 1998. These outflows, which resulted from the Asian and Russian economic crises (and the subsequent impact on risk perception of investments in emerging market countries in general) and doubts concerning Brazil's willingness to maintain the fixed exchange rate system, put pressure on the Brazilian Real. The Brazilian government permitted the Real to float freely against the U.S. Dollar in January 1999. Since that time, the Real has devalued to a low of R$2.17 = $1.00 on March 3, 1999. At March 27, 2000, the Real traded at a rate of R$1.749 = $1.00. We cannot assure you that the Real will not again fluctuate significantly relative to the U.S. Dollar. Because of Brazil's regional significance, a continued downturn in Brazil's economy could further affect other Latin American countries through the loss of investor confidence and disruptions to intra-regional trade.

     ARGENTINA. In the first nine months of 1999, Argentina suffered a recession resulting primarily from the effects of the economic difficulties in Brazil, Argentina's largest trading partner. In addition, Argentina experienced a decline in investor confidence as a result of domestic political and economic developments. In October 1999, the credit rating agency Moody's downgraded Argentina's long-term foreign currency rating. The recession in Argentina has likely adversely affected the Latin America Group's business, financial condition and results of operations. In addition, we cannot assure you that the Argentine monetary authorities will continue to support the existing 1:1 Argentinian Peso-to-U.S. Dollar exchange rate.

     VENEZUELA. The Venezuelan government exercises significant control over the Venezuelan economy. This control has included extensive regulation, including foreign exchange and price controls. In the last 15 years, Venezuela has experienced periods of recession or slow or negative growth, high inflation, currency devaluations and limited availability of foreign exchange. Venezuela's ongoing budget deficit, due in part to a general decline in international oil prices in 1998 and the first half of 1999, has put pressure on the Venezuelan economy. Venezuela has experienced high levels of inflation during the past decade. The general rate of inflation, as measured by the consumer price index, was 103.2% in 1996, 37.6% in 1997 and 29.9% in 1998. The Venezuelan economy is estimated to have declined by 7.6% in 1999.

     In addition, Venezuela experienced a period of political uncertainty in 1999 as a result of the actions of a Constitutional Assembly that was elected to propose a new constitution. This project is part of a program by Venezuela's recently elected President, Mr. Hugo Chavez, to reform the Venezuelan political system. To date, the Constitutional Assembly has declared constitutional emergencies and taken steps to exert authority over and replace Venezuela's judiciary and Congress. In December 1999, a new constitution was approved by national referendum and the Venezuelan Congress was dissolved. Elections for President, a new unicameral legislature and governorships are expected to occur in the first half of 2000. Mr. Chavez is expected to run for President in the new elections. The heightened tensions between the executive branch and the Constitutional Assembly, on the one hand, and the Venezuelan legislature, on the other hand, and elements of the new constitution, have made investors reluctant to invest funds in Venezuela. We cannot assure you that the implementation of a new constitution will not have a material adverse effect on the Venezuelan economy and business, results of operations and prospects of the Latin America Group.

     In December 1999, mudslides destroyed significant areas throughout the northern coastal region of Venezuela. The impact of the natural disaster on the Venezuelan economy has not yet been fully determined, although the Venezuelan government has stated that it will take a minimum of two years to rebuild the affected areas at an estimated cost of $1 billion.

     OTHER LATIN AMERICAN COUNTRIES. The economies in the other countries in Latin America in which the Latin America Group operates generally have experienced similar inflation patterns and economic and political volatility in recent years.

     We cannot assure you of fundamental improvements in macroeconomic conditions in Latin America. Nor can we assure you that economic difficulties in Latin America will cease, or that crises like that which occurred in 1998-99 will not happen again. Such crises could negatively impact the Latin America Group's revenues and expenses, result in the loss of capital investments and depress the market price of the Latin America Group stock.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES COULD DIMINISH THE LATIN AMERICA GROUP'S REVENUES AND DEVALUE ITS FOREIGN INVESTMENTS

     The Latin America Group's reporting currency is the U.S. Dollar. In most cases, however, the Latin America Group's customers are billed in local currencies. A significant weakening against the U.S. Dollar of the currency of a country where the Latin America Group generates revenues and earnings may adversely impact its results. Any such weakening could also have a negative effect on cash flows if the relevant operating company has significant non-local currency-denominated costs or obligations. The Latin America Group does not typically use foreign currency hedging contracts.

     Many of the Latin America Group's operating companies are subject to rate regulation by government authorities and may not be permitted to adjust rates in response to a currency devaluation. Even if permitted to increase rates, substantial or continued devaluations in local currencies relative to the U.S. Dollar could have a material adverse effect on the ability of the Latin America Group's customers to absorb the costs of a devaluation. In addition, Latin American economies have experienced shortages in foreign currency reserves and restrictions on the ability to expatriate local earnings and convert local currencies into U.S. Dollars. These restrictions could limit the Latin America Group's ability to deploy capital effectively by using the excess cash flow of operating companies generating excess cash to fund the capital needs of other operating companies. Currency devaluations in one country may have adverse effects in another country. For example, in late 1994 and 1995, several Latin American countries were adversely affected by the devaluation of the Mexican peso. The Asian and Russian economic crises had an adverse effect on the financial and foreign exchange markets of emerging market countries in general, leading to increased pressures on local interest rates and currencies, including in Argentina and Brazil. These pressures, in turn, have inhibited the ability of companies operating in emerging markets to obtain necessary financing and increase prices. Any devaluation of local currencies in the countries where the Latin America Group operates, or restrictions on the expatriation of earnings or capital from such countries, could have a material adverse effect on the Latin America Group's business, results of operations and financial condition and the market price of the Latin America Group stock.

THE LATIN AMERICA GROUP MAY INCUR SIGNIFICANT COSTS FROM WIRELESS FRAUD

     The Latin America Group incurs costs associated with the unauthorized use of its wireless networks, particularly its analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. Although the Latin America Group strives to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for the Latin America Group in the future.

     Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to illegally obtain telephone numbers and electronic serial numbers during cellular transmission. These stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of the Latin America Group's customers is used to place fraudulent calls from another carrier's market, resulting in a roaming fee charged to the Latin America Group that cannot be collected from the customer.

WE ARE SUBJECT TO THE FOREIGN CORRUPT PRACTICES ACT, AND COMPETE AGAINST COMPANIES THAT ARE NOT SUBJECT TO THE ACT, WHICH MAY GIVE THEM A COMPETITIVE ADVANTAGE. IN ADDITION, THE LATIN AMERICA GROUP MAY FACE LIABILITY FOR THE ACTS OF ITS PARTNERS, OVER WHICH THE LATIN AMERICA GROUP MAY HAVE LITTLE OR NO CONTROL

     As a U.S. company, we are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. Many of the Latin America Group's competitors are not subject to the Foreign Corrupt Practices Act. To the extent the Latin America Group's competitors can use improper payments to help secure licenses, concessions, preferential treatment or other advantages, the Latin America Group's business may suffer.

     Although the Latin America Group has instituted an employee compliance program to comply with the Act, there can be no assurance that this program and the other precautions the Latin America Group employs will protect us against liability under the Act, particularly as a result of actions which may in the past have been taken or which may be taken in the future by agents and other intermediaries for whom the Latin America Group may have exposure under the Act. Although the application of the law in this context is uncertain, it is possible that the Latin America Group may be held responsible for actions taken by local partners even though the Latin America Group may have little or no ability to control them. Any determination that the Latin America Group has violated the Act could have a material adverse effect on it.

THE WIRELESS INDUSTRY MAY BE HARMED BY MEDIA REPORTS SUGGESTING THAT RADIO FREQUENCY EMISSIONS CAUSE VARIOUS HEALTH PROBLEMS AND INTERFERE WITH VARIOUS MEDICAL DEVICES

     Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations can cause various health problems, including cancer, and may interfere with electronic medical devices, including hearing aids and pacemakers. If consumers harbor health concerns over radio frequency emissions, they may be discouraged from using wireless handsets and regulators may impose restrictions on the location of base stations. These concerns could have an adverse effect on the wireless communications industry and possibly expose wireless providers to litigation. We cannot assure you that further research and studies will not demonstrate a link between the radio frequency emissions of wireless handsets and base stations and these health concerns. Furthermore, if such a link is demonstrated, we cannot assure you that government authorities will not increase regulation of wireless handsets and base stations as a result of these concerns or that wireless companies will not be liable for costs or damages associated with these concerns.

RISK FACTORS RELATING TO THIS OFFERING

THE STOCK PRICE OF LATIN AMERICA GROUP STOCK MAY BE VOLATILE

     Prior to this offering, you could not buy or sell shares of Latin America Group stock. Accordingly, we cannot assure you that an active market will develop or be sustained after this offering. The market price after this offering may vary significantly from the initial offering price in response to any of the following factors:

     - variations in the quarterly operating results of the Latin America Group or its operating companies;

     - changes in financial estimates or investment recommendations by securities analysts relating to Latin America Group stock;

     - changes in market valuations of other telecommunications providers in Latin America;

     - announcements by the Latin America Group or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - future sales, distributions or issuances of Latin America Group stock;

     - changes in investors' perceptions of investments relating to Latin
       America;

     - changes in investors' perceptions about tracking stock generally; and

     - fluctuations in the stock market price and volume of traded shares generally.

     In addition, during the period following the completion of this offering and before the proposed distribution to the holders of BLS Group stock of all of the shares of Latin America Group stock issuable with respect to the BLS Group's inter-group interest in the Latin America Group, the market value of Latin America Group stock could be adversely affected by the anticipated distribution. Until an orderly market develops for Latin America Group stock, trading prices of Latin America Group stock may fluctuate significantly. In addition, investors may discount the value of Latin America Group stock because it is part of a common enterprise rather than a stand-alone entity.

INVESTORS MAY NOT VALUE LATIN AMERICA GROUP STOCK BASED ON THE FINANCIAL INFORMATION AND PROSPECTS OF THE LATIN AMERICA GROUP

     We cannot assure you that investors will value Latin America Group stock based on the reported financial results and prospects of the Latin America Group.

FUTURE SALES, DISTRIBUTIONS OR ISSUANCES OF LATIN AMERICA GROUP STOCK COULD ADVERSELY AFFECT ITS MARKET PRICE AND THE LATIN AMERICA GROUP'S ACCESS TO CAPITAL IN THE FUTURE

     The market price of Latin America Group stock could be materially adversely affected by any sales, distributions or issuances of substantial amounts of Latin America Group stock in the public market, whether as a result of:

     - the proposed distribution to the holders of BLS Group stock of all of the shares of Latin America Group stock issuable with respect to the BLS Group's inter-group interest in the Latin America Group; or

     - any issuances of Latin America Group stock related to strategic investments, acquisitions, purchases of interests of partners or other transactions;

or the perception that these sales, distributions or issuances might occur. If the market price of Latin America Group stock is depressed as a result of these factors, it could hurt the Latin America Group's access to capital in the future.

RISK FACTORS RELATING TO OUR TRACKING STOCK CAPITAL STRUCTURE

HOLDERS OF LATIN AMERICA GROUP STOCK AND BLS GROUP STOCK WILL BE SHAREHOLDERS OF ONE COMPANY AND, THEREFORE, FINANCIAL EFFECTS FROM THE BLS GROUP COULD ADVERSELY AFFECT THE LATIN AMERICA GROUP

     The holders of Latin America Group stock and the holders of BLS Group stock will be shareholders of a single company. The Latin America Group and the BLS Group will not be separate legal entities. As a result, shareholders will be subject to all of the risks of an investment in BellSouth and all of its businesses, assets and liabilities. The allocation of assets, liabilities and shareholders' equity between the Latin America Group and the BLS Group will not affect ownership of our assets or responsibility for our liabilities or those of our subsidiaries. The assets we attribute to the Latin America Group could be subject to the liabilities of the BLS Group, even if those liabilities arise from lawsuits, contracts or indebtedness that we attribute to the BLS Group. If we are unable to satisfy the BLS Group's liabilities out of the assets we attribute to it, we may be required to satisfy those liabilities with assets we have attributed to the Latin America Group.

     Financial effects arising from the BLS Group that affect BellSouth's consolidated results of operations or financial condition could, if significant, affect the results of operations or financial condition of the Latin America Group or the market price of Latin America Group stock. In addition, if BellSouth or any of its subsidiaries were to incur significant indebtedness on behalf of the BLS Group, including indebtedness incurred or assumed in connection with an acquisition or investment, it could affect the credit rating of BellSouth and its subsidiaries. This, in turn, could increase the borrowing costs of the Latin America Group and BellSouth as a whole. Net losses of either the Latin America Group or the BLS Group and dividends paid on shares of Latin America Group stock or BLS Group stock will reduce the dividends we can pay on each series of common stock under Georgia law. For these reasons, you should read our consolidated financial information incorporated by reference in this prospectus with the Latin America Group's combined financial information included in this prospectus.

YOU WILL HAVE SHAREHOLDER RIGHTS SPECIFIC TO THE LATIN AMERICA GROUP ONLY IN LIMITED CIRCUMSTANCES

     You generally will not have shareholder rights specific to the Latin America Group. Instead, you will have customary shareholder rights relating to BellSouth as a whole. For example, the holders of Latin America Group stock and the holders of BLS Group stock will vote together as a single voting group on any proposal to approve a sale of all or substantially all of the assets of BellSouth.

     You will only have the following rights with respect to the Latin America
Group:

     - a right to a dividend, redemption or conversion if the sale of all or substantially all of the assets of the Latin America Group occurs; and

     - a right to vote on matters as a separate voting group in the circumstances described under "Description of Capital Stock -- Latin America Group Stock -- Voting Rights."

LIMITS EXIST ON THE VOTING POWER OF LATIN AMERICA GROUP STOCK

     IN CIRCUMSTANCES WHERE HOLDERS OF LATIN AMERICA GROUP STOCK AND HOLDERS OF BLS GROUP STOCK VOTE TOGETHER AS A SINGLE VOTING GROUP, HOLDERS OF LATIN AMERICA GROUP STOCK WILL NOT BE ABLE TO CONTROL THE OUTCOME OF SHAREHOLDER VOTING

     BLS Group stock will retain a substantial majority of the combined voting power of Latin America Group stock and BLS Group stock because:

     - the relative voting power per share of Latin America Group stock and BLS Group stock is based on the relative average market values of outstanding Latin America Group stock and outstanding BLS Group stock and we expect that initially BLS Group stock will have a substantially larger market value than Latin America Group stock; and

     - the aggregate voting power of all outstanding shares of Latin America Group stock is limited to 35% of the total voting power of all outstanding shares of common stock, regardless of the market value of Latin America Group stock.

Except in limited circumstances requiring a vote of a single series voting as a separate voting group, the holders of BLS Group stock, to the extent they vote the same way, could control the outcome of a vote -- even if the matter involves a divergence from or conflict with the interests of the holders of Latin America Group stock and the holders of BLS Group stock. These matters may include mergers and other extraordinary transactions. As a result, the shareholders that own only Latin America Group stock will not have sufficient voting power to protect their interests.

     IN CIRCUMSTANCES WHERE HOLDERS OF LATIN AMERICA GROUP STOCK WOULD HOLD MORE THAN 35% OF THE TOTAL VOTING POWER OF ALL OUTSTANDING SHARES OF COMMON STOCK, THE VOTING POWER OF EACH SHARE OF LATIN AMERICA GROUP STOCK WILL BE REDUCED

     The holders of Latin America Group stock could hold more than 35% of the total voting power of all outstanding shares of common stock as a result of:

     - the issuance of additional shares of Latin America Group stock;

     - an increase in average market value of outstanding Latin America Group stock relative to BLS Group stock;

     - the repurchase of shares of BLS Group stock; or

     - a decrease in average market value of outstanding BLS Group stock relative to Latin America Group stock.

In that event, the voting power of each share of Latin America Group stock will be reduced so that all outstanding shares of Latin America Group stock represent only 35% of the total voting power of all outstanding shares of common stock.

     Our plans to distribute all of the shares of Latin America Group stock issuable with respect to the BLS Group's inter-group interest in the Latin America Group and to issue additional shares of Latin America Group stock for strategic investments, in acquisitions, for purchases of interests of partners and other transactions could cause reductions in the voting power of each share of Latin America Group stock. As a result of a reduction, the holders of Latin America Group stock and the holders of BLS Group stock would hold voting power in BellSouth that is not consistent with their relative economic interests in BellSouth.

     YOU WILL NOT BE ENTITLED TO VOTE ON A SALE OF THE ASSETS OF THE LATIN AMERICA GROUP, EXCEPT IN LIMITED CIRCUMSTANCES

     Georgia law requires shareholder approval only for a sale or other disposition of all or substantially all of the assets of the entire company. Because the assets attributed to the Latin America Group represent less than substantially all of the assets of BellSouth as a whole, our board of directors could, in its sole discretion and without shareholder approval, approve sales and other dispositions of any amount, including all or substantially all, of the assets attributed to the Latin America Group. In exercising its discretion, our board of directors is not required to select the option that would result in the distribution with the highest value to the holders of Latin America Group stock.

     In addition, under Georgia law, our board of directors could decline to sell the assets attributed to the Latin America Group, despite the request of a majority of the holders of Latin America Group stock.

POTENTIAL CONFLICTS OF INTEREST EXIST BETWEEN HOLDERS OF LATIN AMERICA GROUP STOCK AND HOLDERS OF BLS GROUP STOCK THAT MAY BE DIFFICULT FOR OUR BOARD OF DIRECTORS TO RESOLVE OR THAT MAY BE RESOLVED ADVERSELY TO LATIN AMERICA GROUP STOCK

     The existence of separate series of common stock could give rise to occasions when the interests of the holders of Latin America Group stock and the holders of BLS Group stock diverge, conflict or appear to diverge or conflict.

     OPERATIONAL AND FINANCIAL DECISIONS COULD FAVOR THE BLS GROUP OVER THE LATIN AMERICA GROUP

     Our board of directors could, in its sole discretion and from time to time, make operational and financial decisions or implement policies that affect disproportionately the businesses of a group. These decisions could include:

     - allocation of financing opportunities in the public markets;

     - allocation of business opportunities, resources and personnel; and

     - transfers of funds, assets or liabilities between groups and other inter-group transactions.

In each case, the opportunity, resources or personnel allocated, or funds, assets or liabilities transferred, to the BLS Group may be equally suitable for the Latin America Group. Furthermore, any such decision may benefit the BLS Group more than the Latin America Group. For example, the decision to borrow funds for the BLS Group may adversely affect the ability of the Latin America Group to borrow funds sufficient to implement its growth strategies or may increase the cost of those funds.

    PROCEEDS FROM ANY SUBSEQUENT OFFERING OF LATIN AMERICA GROUP STOCK COULD BE ALLOCATED TO THE BLS GROUP, TO THE EXTENT THE BLS GROUP HOLDS AN INTER-GROUP INTEREST IN THE LATIN AMERICA GROUP, AT A TIME WHEN THE LATIN AMERICA GROUP REQUIRES CAPITAL

     The proceeds from this offering will be allocated to the Latin America Group. To the extent the BLS Group holds an inter-group interest in the Latin America Group, our board of directors could choose, in any subsequent offering, to sell shares of Latin America Group stock issuable with respect to the BLS Group's inter-group interest in the Latin America Group. In that event, our board of directors would allocate the proceeds from the offering of those shares of Latin America Group stock to the BLS Group. Any such decision to sell shares issuable with respect to the BLS Group's inter-group interest could disadvantage the Latin America Group because it could adversely affect its ability to obtain funds to finance its growth strategies.

     PROCEEDS OF A MERGER MAY BE ALLOCATED UNFAVORABLY

     Because our restated articles of incorporation do not specify how consideration to be received in a merger involving BellSouth will be allocated between the holders of Latin America Group stock and the holders of BLS Group stock, our board of directors will make that determination. That determination could favor the holders of BLS Group stock at the expense of the holders of Latin America Group stock.

    OUR BOARD OF DIRECTORS MAY PAY MORE DIVIDENDS ON BLS GROUP STOCK THAN IF THE BLS GROUP WERE A SEPARATE COMPANY

     Subject to the limitations referred to below, our board of directors has the authority to declare and pay dividends on Latin America Group stock and BLS Group stock in any legal amount. Our board of directors could, in its sole discretion, declare and pay dividends exclusively on Latin America Group stock, exclusively on BLS Group stock, or on both, in equal or unequal amounts. Our board of directors could pay more dividends on BLS Group stock than would be financially prudent if the BLS Group were a stand-alone corporation. Our board of directors is not required to consider the relative available distribution amount for each series of common stock, the amount of dividends previously declared on each series of common stock or the respective voting or liquidation rights of each series of common stock. In addition, Georgia law and our restated articles of incorporation impose limitations on the amount of dividends which may be paid on each series of common stock. For additional information on these limits, see "Description of Capital Stock -- Latin America Group
Stock -- Dividends."

    HOLDERS OF LATIN AMERICA GROUP STOCK MAY BE ADVERSELY AFFECTED BY AN OPTIONAL CONVERSION OF ONE GROUP'S STOCK INTO THE OTHER GROUP'S STOCK

     Our board of directors could, in its sole discretion and without shareholder approval:

     - decide to convert shares of Latin America Group stock into shares of BLS Group stock; or

     - beginning on the second anniversary of the completion of this offering, decide to convert shares of BLS Group stock into shares of Latin America Group stock.

     Because certain conversions would be at a premium and because our board of directors could decide to effect a conversion at a time when either or both series of common stock may be considered to be under- or over-valued, any conversion may be disadvantageous to the holders of one series of common stock. A conversion also would preclude the holders of Latin America Group stock from retaining their investment in a security that is intended to reflect the separate performance of the Latin America Group. A conversion at a premium would also dilute the interests in BellSouth of the holders of the series of common stock being issued in the conversion. A conversion also might give the holders of Latin America Group stock, if converted, a lesser premium than any premium that might be paid by a third-party buyer of all or substantially all of the assets of the Latin America Group. For additional information on the terms and conditions of a conversion of one series of common stock into the other, see "Description of Capital Stock -- Latin America Group Stock -- Conversion and Redemption -- Conversion of Latin America Group Stock at Our Option at Any Time."

OUR BOARD OF DIRECTORS WILL HAVE THE ABILITY TO CONTROL TRANSFERS OF CASH, OTHER ASSETS OR LIABILITIES BETWEEN THE LATIN AMERICA GROUP AND THE BLS GROUP

     Our board of directors may decide to transfer cash, other assets or liabilities between groups, which may result in:

     - a corresponding change in the BLS Group's inter-group interest in the Latin America Group; or

     - a loan, or repayment of a loan, from one group to the other group.

     Any increase or decrease in the inter-group interest resulting from a transfer of cash, other assets or liabilities between the Latin America Group and the BLS Group would be determined by reference to the then-current market value of Latin America Group stock. Such an increase or decrease could occur, however, at a time when such shares are considered under- or over-valued. After the BLS Group's inter-group interest in the Latin America Group has been eliminated, the Latin America Group could acquire an inter-group interest in the BLS Group. In that case, similar considerations would apply to transfers made between the groups.

     Under our tracking stock policies, the BLS Group may make loans to the Latin America Group at interest rates and on other terms and conditions designed to reflect the interest rates, terms and conditions that the Latin America Group would be able to obtain from third parties. Similarly, the Latin America Group may make loans to the BLS Group at interest rates and on other terms and conditions designed to reflect the interest rates, terms and conditions that the BLS Group would be able to obtain from third parties. Our tracking stock policies contemplate that loans from one group to the other group will be made on this basis, regardless of the interest rates, terms and conditions on which those funds may have been acquired. In addition, we expect that the Latin America Group might be able to loan funds to third parties at interest rates higher than interest rates paid to the Latin America Group by the BLS Group.

YOU MAY NOT HAVE ANY REMEDIES IF ANY ACTION BY DIRECTORS OR OFFICERS HAS AN ADVERSE EFFECT ON LATIN AMERICA GROUP STOCK

     Shareholders may not have any remedies if any action or decision of our directors or officers has an adverse effect on the holders of Latin America Group stock compared to the holders of BLS Group stock. Although we are not aware of any Georgia court adjudicating such an action in the context of our anticipated capital structure, recent cases in Delaware involving tracking stock have indicated that decisions by directors or officers involving treatment of tracking stock shareholders should be judged under the business judgment rule unless self-interest is shown. The business judgment rule provides that a director or officer will be deemed to have satisfied his or her fiduciary duties to BellSouth if that person acts in a manner he or she believes in good faith to be in the best interests of BellSouth. Nevertheless, a Georgia court hearing a case involving such a challenge may decide in any such case to apply principles of Georgia law different from the principles of Delaware law that are discussed above, or may develop new principles of law.

OUR BOARD OF DIRECTORS MAY CHANGE OR MAKE EXCEPTIONS TO OUR TRACKING STOCK POLICIES TO THE DETRIMENT OF THE LATIN AMERICA GROUP WITHOUT SHAREHOLDER APPROVAL

     Our board of directors intends to adopt the tracking stock policy statement, which we describe in this prospectus under "Relationship Between the Latin America Group and the BLS Group," to govern the relationship between the Latin America Group and the BLS Group. Our board of directors may modify or rescind, or make exceptions to, the policies set forth in our tracking stock policy statement with respect to the allocation of corporate opportunities, financing arrangements, shared corporate services, taxes, debt, interest and other matters, or may adopt additional policies, in its sole discretion without shareholder approval. It is likely that our board of directors would amend these policies or adopt new policies if it decides to issue an additional series of common stock. A decision to modify, rescind or make exceptions to these policies or adopt additional policies, could have different effects on the holders of Latin America Group stock and the holders of BLS Group stock or could adversely affect the holders of Latin America Group stock compared to the holders of BLS Group stock.

DECISIONS BY DIRECTORS AND OFFICERS THAT AFFECT MARKET VALUES COULD ADVERSELY AFFECT VOTING AND CONVERSION RIGHTS

     The number of shares of one series of common stock issuable upon the conversion of the other series of common stock and the relative voting power per share of each series of common stock will vary depending upon the relative market values of Latin America Group stock and BLS Group stock. The market value of either or both series of common stock could be adversely affected by market reaction to decisions by our board of directors or our management that investors perceive to affect differently one series of common stock compared to the other series of common stock. These decisions could involve changes to our tracking stock policies, transfers of assets and liabilities between groups, allocations of corporate opportunities between groups or changes in dividend policies.

BELLSOUTH MAY CAUSE A MANDATORY SEPARATION OF THE LATIN AMERICA GROUP FROM BELLSOUTH

     BellSouth may declare that all outstanding shares of Latin America Group stock will be exchanged for shares of one or more wholly-owned subsidiaries of BellSouth that own all of the assets and liabilities of the Latin America Group. Such an exchange would result in the subsidiary or subsidiaries becoming independent of BellSouth and the holders of Latin America Group stock owning shares directly in that subsidiary or those subsidiaries. If BellSouth chooses to exchange shares of Latin America Group stock, the market value of subsidiary shares received in that exchange could be or become less than the market value of Latin America Group stock exchanged.

YOU MAY RECEIVE LESS CONSIDERATION UPON A SALE OF THE ASSETS ATTRIBUTED TO THE LATIN AMERICA GROUP THAN IF THE LATIN AMERICA GROUP WERE A SEPARATE COMPANY

     Our restated articles of incorporation provide that if we sell all or substantially all of the assets of the Latin America Group, we must, subject to some exceptions:

     - distribute to the holders of Latin America Group stock by special dividend or redemption an amount equal to the net proceeds of the sale; or

     - convert the outstanding shares of Latin America Group stock into shares of BLS Group stock, based on the average market values of the two series of common stock during a specified period after the sale.

     If the Latin America Group were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, shareholders of a separate, independent company might receive a greater amount than the net proceeds that would be received by the holders of Latin America Group stock. In addition, we cannot assure you that the net proceeds per share of Latin America Group stock will be equal to or more than the market value per share of Latin America Group stock prior to or after announcement of a sale. For additional information on the terms and conditions of the mandatory dividend, redemption or conversion upon a sale of the assets of the Latin America Group, see "Description of Capital Stock -- Latin America Group Stock -- Conversion and Redemption -- Mandatory Dividend, Redemption or Conversion of Stock if Disposition of the Assets of the Latin America Group Occurs."

PROVISIONS GOVERNING OUR COMMON STOCK COULD PREVENT A CHANGE IN CONTROL OF BELLSOUTH AND THE PAYMENT OF A PREMIUM FOR SHARES

     Our restated rights agreement could prevent you from profiting from an increase in the market value of your shares as a result of a change in control of BellSouth by delaying or preventing a change in control. In addition, provisions of Georgia law, our restated articles of incorporation and our by-laws may also deter hostile takeover attempts. For additional information on these provisions, see "Description of Capital Stock -- Restated Rights Agreement" and "Description of Capital Stock -- Anti-Takeover Provisions of Georgia Law, Our Restated Articles of Incorporation and By-laws and Our Restated Rights Agreement."

IT WILL NOT BE POSSIBLE FOR A THIRD PARTY TO ACQUIRE THE LATIN AMERICA GROUP WITHOUT BELLSOUTH'S CONSENT

     If the Latin America Group were a stand-alone entity, any person interested in acquiring it without negotiation with our management could seek control of the outstanding stock of that entity by means of a tender offer or proxy contest. However, because the Latin America Group is part of a single company, a person interested in acquiring only the Latin America Group without negotiation with our management would be required to seek control of the voting power represented by all of the outstanding capital stock of BellSouth entitled to vote on that acquisition, including BLS Group stock. This may discourage potential interested bidders from seeking to acquire the Latin America Group.

IN THE FUTURE, WE MAY ISSUE ADDITIONAL SERIES OF COMMON STOCK, WITHOUT SHAREHOLDER APPROVAL, INCLUDING BY REALLOCATING ASSETS AND LIABILITIES FROM THE LATIN AMERICA GROUP TO A NEW GROUP

     If we issue an additional series of common stock, we may establish a new group to which that series of common stock relates by reallocating to it some of the assets and liabilities from the Latin America Group. If our board of directors decides to reallocate assets and liabilities from the Latin America Group to a new group, the Latin America Group would hold an inter-group interest in the new group representing the reallocated assets and liabilities, unless the new group paid for those assets and liabilities with other consideration.

     The issuance of an additional series of common stock will make our capital structure and decisions relating to inter-group transactions and related matters more complicated. In addition, our board of directors would likely amend our tracking stock policy statement at that time to provide for the new group and transactions between it and the Latin America Group and the BLS Group.

     Latin America Group stock could be convertible into any new series of common stock at the same premiums it is convertible into BLS Group stock. Also, the terms of the new series of common stock could provide for convertibility into Latin America Group stock at premiums and on terms determined by our board of directors, beginning on the second anniversary of the completion of this offering.

     In the event our board of directors decides to issue an additional series of common stock, the risk factors discussed in this prospectus would then also apply to the new series of common stock and the new groups created in relation to Latin America Group stock and BLS Group stock.

CLINTON ADMINISTRATION PROPOSAL COULD HAVE ADVERSE TAX CONSEQUENCES FOR US OR FOR HOLDERS OF LATIN AMERICA GROUP STOCK

     The Clinton Administration proposed legislation in February 2000 dealing with tracking stock such as Latin America Group stock. This proposal would, among other things, grant authority to the Secretary of the Treasury to treat tracking stock as something other than stock or as stock of another entity. The proposal also would treat the receipt of stock similar to Latin America Group stock in exchange for other stock in the corporation or in a distribution by the issuing corporation as taxable to the shareholders. If this proposal is enacted, it would have adverse tax consequences for us or for holders of Latin America Group stock. A similar proposal was made in 1999. Congress did not act on the 1999 proposal, and it is impossible to predict whether Congress will act upon this proposal or any other proposal relating to tracking stock.

     We may convert shares of Latin America Group stock into shares of BLS Group stock and, beginning on the second anniversary of the completion of this offering, shares of BLS Group stock into shares of Latin America Group stock, if there is more than an insubstantial risk of adverse United States federal income tax law developments. The proposal of the Clinton Administration would be such an adverse development if it is implemented or receives certain legislative action. Any conversion would be without any premium. See "Description of Capital Stock -- Latin America Group Stock -- Conversion and Redemption -- Conversion of Latin America Group Stock at Our Option at Any Time," "-- BLS Group
Stock -- Conversion and Redemption" and "United States Federal Income Tax Consequences."

           CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference in this prospectus include forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts. Forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning. Forward-looking statements are based on our current expectations and are subject to risks and uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for these forward-looking statements.

     A number of important factors, including those risks and uncertainties described under "Risk Factors," could affect future operating results and financial position and cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties set forth under "Risk Factors" are not exhaustive. These and other developments could cause our actual results to differ materially from those forecast or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. We have no obligation, and we do not intend, to publicly release the results of any revisions to these forward-looking statements to reflect subsequent events or circumstances.

                                USE OF PROCEEDS

     Based on an assumed initial public offering price of $          per share
(the midpoint of the range of estimated initial public offering prices set forth on the cover page of this prospectus), we will receive net proceeds from the sale of Latin America Group stock offered in this offering of approximately
$          billion, or approximately $          billion if the underwriters
exercise their over-allotment option in full, after deducting the estimated underwriting discounts and commissions and estimated expenses that are payable by us.

     We will allocate the net proceeds from the offering to the Latin America Group. The Latin America Group will use the net proceeds to continue the Latin America Group's expansion in Latin America and for other general purposes of the Latin America Group.

     Pending its use by the Latin America Group, the net proceeds may be invested in short-term securities or used to make interest-bearing short-term loans to the BLS Group.

                                DIVIDEND POLICY

     Because the Latin America Group is expected to require significant capital commitments to finance its operations and fund its future growth, we do not expect to pay any dividends on shares of Latin America Group stock for the foreseeable future. If and when our board of directors does determine to pay any dividends on shares of Latin America Group stock, this determination will be based primarily on the results of operations, financial condition and capital requirements of the Latin America Group and of BellSouth as a whole, and such other factors as our board of directors considers relevant.

     In making its dividend decisions regarding Latin America Group stock, our board of directors will rely on our consolidated financial statements and the combined financial statements of the Latin America Group.

     Georgia law and our restated articles of incorporation limit the amount of dividends that we can pay on Latin America Group stock. See "Description of Capital Stock -- Latin America Group Stock -- Dividends."

                                 CAPITALIZATION

     The table below for the Latin America Group sets forth the actual combined capitalization of the Latin America Group as of November 30, 1999 and as adjusted to give effect to the offering.

     The table below for BellSouth sets forth the actual capitalization of BellSouth as of December 31, 1999 and as adjusted to give effect to:

     - the offering; and

     - the change of our existing common stock into BLS Group stock.

     These tables should be read together with our consolidated financial statements and related notes incorporated by reference in this prospectus and the combined financial statements of the Latin America Group and related notes included in this prospectus.

                              LATIN AMERICA GROUP

                                                              AS OF NOVEMBER 30, 1999
                                                              -----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    ------------
                                                                   (IN MILLIONS)
Cash and cash equivalents...................................  $  287        $
                                                              ======        ======
Debt maturing within one year...............................  $  303        $  303
Long-term debt..............................................     592           592
                                                              ------        ------
          Total debt........................................     895           895
Group equity................................................   2,345
                                                              ------        ------
          Total capitalization..............................  $3,240        $
                                                              ======        ======

                             BELLSOUTH CORPORATION

                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
                                                                   (IN MILLIONS)
Cash and cash equivalents...................................  $ 1,069       $
                                                              =======       =======
Debt maturing within one year...............................  $ 7,653       $ 7,653
Long-term debt..............................................    9,113         9,113
                                                              -------       -------
          Total debt........................................   16,766        16,766
                                                              -------       -------
Shareholders' equity:
  BellSouth common stock....................................    2,020            --
  Latin America Group stock.................................       --
  BLS Group stock...........................................       --         2,020
  Paid-in capital...........................................    6,771
  Retained earnings.........................................   11,456        11,456
  Accumulated other comprehensive income....................     (358)         (358)
  Shares held in trust and treasury.........................   (4,798)       (4,798)
  Guarantee of ESOP debt....................................     (276)         (276)
                                                              -------       -------
          Total shareholders' equity........................   14,815
                                                              -------       -------
          Total capitalization..............................  $31,581       $
                                                              =======       =======

                       SELECTED HISTORICAL AND PRO FORMA
                          FINANCIAL AND OPERATING DATA
                           OF THE LATIN AMERICA GROUP

     We derived the selected historical financial data presented below from the Latin America Group's combined financial statements and related notes. The Latin America Group's audited combined financial statements for each of the years ended November 30, 1997, 1998 and 1999 are included in this prospectus. The unaudited pro forma data presented in the table below assumes the sale of shares of Latin America Group stock in the offering at an assumed
initial public offering price of $     per share, less underwriting discounts
and commissions and expenses of the offering that are payable by us estimated to
be $       per share. You should read the selected financial data together with the Latin America Group's audited combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Latin America Group."

     PricewaterhouseCoopers LLP, independent accountants, audited the Latin America Group's combined financial statements for each of the years ended November 30, 1997, 1998 and 1999.

     1999 results include the following items that affect comparability:

     - foreign currency losses related to the devaluation of the Brazilian Real which reduced net income by $308 million (these losses are included in net earnings (losses) of equity affiliates); and

     - the recognition of certain foreign investment tax credits generated in prior years, which increased net income by $95 million.

                                                                           AS OF OR FOR THE
                                                                       YEAR ENDED NOVEMBER 30,
                                                              ------------------------------------------
                                                                  1997           1998           1999
                                                              ------------   ------------   ------------
                                                               (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
Operating revenues:
  Communications revenues...................................   $      940     $    1,907     $    2,336
  Advertising and publishing revenues.......................           --             --             69
                                                               ----------     ----------     ----------
         Total operating revenues...........................          940          1,907          2,405
                                                               ----------     ----------     ----------
Operating expenses:
  Cost of services, products and equipment..................          344            607            867
  Selling, general and administrative.......................          455            766            982
  Depreciation and amortization.............................          140            338            450
                                                               ----------     ----------     ----------
         Total operating expenses...........................          939          1,711          2,299
                                                               ----------     ----------     ----------
Operating income............................................            1            196            106
Interest expense............................................           46             53             88
Other income (expense), net.................................           --             (1)            (5)
                                                               ----------     ----------     ----------
Income (loss) before income taxes...........................          (45)           142             13
Provision (benefit) for income taxes........................            1            103           (116)
                                                               ----------     ----------     ----------
Income (loss) before net earnings (losses) of equity
  affiliates and minority interests.........................          (46)            39            129
Net earnings (losses) of equity affiliates..................           14            (57)          (354)
Minority interests..........................................            4            (50)           (91)
                                                               ----------     ----------     ----------
Net loss....................................................   $      (28)    $      (68)    $     (316)
                                                               ==========     ==========     ==========

Unaudited pro forma weighted average shares outstanding.....
Unaudited pro forma net loss per share......................

OTHER:
EBITDA......................................................   $      141     $      534     $      556
EBITDA margin...............................................         15.0%          28.0%          23.1%

---------------

     We have not presented any historical earnings per share or share data because the Latin America Group stock was not outstanding during the periods presented. After the completion of this offering, we will report earnings per share data for the Latin America Group and the BLS Group separately.

     The unaudited pro forma net loss per share is calculated by dividing the net loss by the sum of the pro forma weighted average number of shares of Latin America Group stock outstanding and the pro forma shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group.

                                                        (continued on next page)

                       SELECTED HISTORICAL AND PRO FORMA
                          FINANCIAL AND OPERATING DATA
                   OF THE LATIN AMERICA GROUP -- (CONTINUED)

     The "combined" amounts under the caption "Operating Data" represent the total customers, POPs, billed minutes of use and ARPU of the Latin America Group's operating companies in Argentina, Chile, Ecuador, Peru and Venezuela, which are the businesses included in the combined financial statements included elsewhere in this prospectus. Data for our businesses in Brazil, Guatemala, Nicaragua, Panama and Uruguay are not presented because, with less than 50% ownership, the Latin America Group does not combine the results of these operations in our financial statements.

                                                   YEAR ENDED NOVEMBER 30,
                                             ------------------------------------
                                                1997         1998         1999
                                             ----------   ----------   ----------
OPERATING DATA: (in thousands, except ARPU)
Customers..................................       1,624        2,598        4,230
POPs.......................................      60,900       79,400      111,700
Billed minutes of use......................   3,066,145    5,183,254    6,655,884
Average revenue per user (ARPU)............  $       84   $       73   $       52
CASH FLOW DATA: (dollars in millions)
Cash flows from operating activities.......  $       55   $      476   $      568
Capital expenditures.......................         448          697          647
Investments and advances to equity
  affiliates...............................         679          248           77

                                                                                      AS ADJUSTED
                                                                                AS OF NOVEMBER 30, 1999
                                                  AS OF NOVEMBER 30,            ------------------------
                                            1997         1998         1999
                                            ----         ----         ----
                                                    (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents..............  $      177   $      171   $      287
Investment in equity affiliates........         684          805          348               348
Licenses and other intangible assets,
  net..................................         651        1,059        1,471             1,471
Total assets...........................       3,098        4,171        4,674
Long-term debt, including current
  maturities...........................         436          678          638               638
Group equity...........................       1,414        2,119        2,345

     "EBITDA" is defined as operating income before depreciation and amortization expense. EBITDA is an indicator used by management to measure the Latin American Group's performance and ability to generate cash flow. EBITDA does not represent cash flows for the period and is not an alternative to operating income as an indicator of operating performance. You should not consider it in isolation or as a substitute for measures or performance prepared in accordance with generally accepted accounting principles. The Latin America Group's computation of EBITDA and EBITDA margin may not be comparable to the computation of similarly titled measures reported by other wireless companies.

     Average revenue per user is calculated by dividing average monthly revenue by average customers. Average monthly revenue includes activation fees, access, airtime, roaming (net), long distance and value added services.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                           OF THE LATIN AMERICA GROUP

OVERVIEW OF OPERATIONS

     The Latin America Group is the leading pan-regional provider of wireless telecommunications services in Latin America. Over the past ten years, the Latin America Group has rapidly grown its core wireless telephone services business by adding customers in its existing licensed areas and extending its geographic footprint. The Latin America Group currently has operations in Venezuela, Brazil, Argentina, Peru, Chile, Panama, Ecuador, Uruguay and Nicaragua and plans to launch service in Guatemala in mid-2000. As of November 30, 1999, the Latin America Group's operating companies held licenses covering approximately 176 million total POPs, which is the population in a territory covered by an applicable license, and provided wireless services to approximately 6.2 million customers. Adjusting for the Latin America Group's ownership interests in its operating companies, these numbers represent approximately 124 million proportionate POPs and approximately 4.2 million proportionate customers.

     The Latin America Group's goal is to become the leading pan-regional integrated communications provider in Latin America by leveraging its existing wireless business. The Latin America Group's operating companies have constructed and continue to enhance networks that will allow them to offer a broad array of additional communications services when and as permitted by local regulation. Using these networks, the Latin America Group's operating companies are increasingly offering additional communications services, such as Internet access, wireless data services, long distance, data network services and wireless payphones. The operating companies also provide advertising and directory publishing services in Brazil and Peru. In addition, the Latin America Group's network services business provides wholesale long distance voice, data access and transport and operates an international roaming clearinghouse.

PRESENTATION

     The combined financial statements of the Latin America Group reflect a fiscal year ending November 30 to facilitate timely reporting of the consolidated financial results of BellSouth. In accordance with generally accepted accounting principles, the Latin America Group combines the revenues and expenses of controlled subsidiaries. The Latin America Group uses the equity method of accounting to record the operating results of entities over which it exercises significant influence, but does not have a controlling interest.

     The following table summarizes the Latin America Group's equity ownership percentages as of the end of the period and the accounting method for its investments, by country:

                                                               AS OF NOVEMBER 30,
                                                              ---------------------
                                                              1997    1998    1999
                                                              -----   -----   -----
COMBINED OPERATIONS:
  Communications:
     Argentina..............................................   65.0%   65.0%   65.0%
     Venezuela..............................................   57.3    78.2    78.2
     Peru...................................................   59.0    59.0    96.8
     Chile..................................................  100.0   100.0   100.0
     Ecuador................................................   61.2    89.4    89.4
  Advertising and directory publishing:
     Brazil -- Listel-Listas Telefonicas....................     --      --   100.0
     Peru...................................................   59.0   100.0   100.0

                                                               AS OF NOVEMBER 30,
                                                              ---------------------
                                                              1997    1998    1999
                                                              -----   -----   -----
EQUITY AFFILIATES:
  Communications:
     Brazil -- Northeast....................................   42.5%   46.8%   46.8%
     Brazil -- Sao Paulo....................................   41.0    44.5    44.5
     Uruguay................................................   46.0    46.0    46.0
     Panama.................................................   42.0    42.0    43.7
     Nicaragua..............................................   49.0    49.0    49.0
     Guatemala..............................................     --      --    60.0
  Advertising and directory publishing:
     Brazil -- OESP Midia Direta............................     --      --    40.0

     The Latin America Group expects to exercise an existing fully paid option to purchase an additional 40% interest in BellSouth Nicaragua. The Latin America Group's investment in Guatemala is accounted for under the equity method due to the existence of significant minority rights that limit the Latin America Group's ability to exercise unilateral control over the operation.

SEGMENT REPORTING

     The Latin America Group operates in two business segments: Communications and Advertising and Directory Publishing.

  COMMUNICATIONS SEGMENT

     Venezuela. The Latin America Group is the leading cellular provider in Venezuela, operating a nationwide cellular network with a license area covering
23.2 million POPs. In September 1997, the Latin America Group took a controlling stake and increased its ownership to 57.3%, and later increased its ownership to 78.2% in an August 1998 purchase from a minority partner. The Latin America Group also has an extensive data backbone and provides private network services, as well as Internet access services that at November 30, 1999 served approximately 85,000 customers.

     Brazil. In July 1997, a consortium led by the Latin America Group and Grupo Safra won cellular licenses for metropolitan Sao Paulo with 18.1 million POPs and a six-state region in northeastern Brazil that has 26.6 million POPs. Service was launched on newly constructed digital networks in both markets by June 1998.

     Argentina. Movicom/BellSouth has been providing cellular service to metropolitan Buenos Aires, with 13.4 million POPs, since 1989. In June 1999, Movicom/BellSouth purchased new PCS licenses auctioned by the government that provide nationwide coverage and additional spectrum in Buenos Aires. These licenses cover an additional 22.4 million POPs serving the rest of the country. Movicom/BellSouth began offering long distance in November 1999 under a new license awarded by the government.

     Chile. The Latin America Group acquired 100% of this operation in 1991 and has since rebranded the business BellSouth Chile. The original license area included the capital Santiago and contains 7.5 million POPs. BellSouth Chile completed its nationwide footprint during late 1999 with the purchase of an additional cellular license providing 7.6 million additional POPs. In addition to its wireless business, BellSouth Chile operates a nationwide long distance network serving the country's 15.1 million POPs.

     Peru. The Latin America Group acquired 59% of cellular provider Tele2000 in January 1997, increased its ownership to 96.8% in 1999 and rebranded the service BellSouth Peru. BellSouth Peru holds a cellular license serving 7.3 million POPs in Lima and portions of western Peru. In May 1998, it obtained an additional cellular license covering the remainder of the country with a total of 17.9 million POPs and initiated service in selected markets in that area in the third quarter of 1999.

     Panama. In January 1996, the Latin America Group led a consortium that won Panama's first cellular license covering 2.8 million POPs, and launched service within six months on a newly constructed digital network. Service is branded under the BellSouth name.

     Ecuador. The Latin America Group acquired a controlling interest in the nationwide cellular provider Otecel in March 1997, and increased that stake to 89.4% in August 1998. BellSouth Ecuador provides both analog and digital service over its network and its license covers the country's 12.4 million POPs.

     Uruguay. Movicom/BellSouth provides cellular service in the coastal corridor of Uruguay, including Montevideo and the resort center of Maldonado and Punta del Este, an area covering 2.1 million POPs. Movicom/BellSouth launched service in 1991.

     Nicaragua. In March 1997, the Latin America Group acquired 49% of this operation and expects to exercise a fully paid option to purchase an additional 40%. With a license covering the capital city of Managua and the Pacific coastal region, the company's license area covers 2.9 million POPs. The company's all-digital service is branded under the BellSouth name.

     Guatemala. The Latin America Group acquired a 60% non-controlling stake in a Guatemalan partnership that in 1999 won a nationwide license to provide wireless communications service within Guatemala. The license area covers 11.9 million POPs, and service is expected to be launched on an all-digital network by mid-2000 under the BellSouth brand.

     In addition to the country-specific operations, the Latin America Group provides wholesale long distance voice, data access and transport and operates an international roaming clearinghouse.

     ADVERTISING AND DIRECTORY PUBLISHING SEGMENT

     Brazil. During 1999, the Latin America Group acquired interests in the two largest directory publishing companies in Brazil. In January, the Latin America Group acquired 40% of directory-publisher OESP Midia Direta. This was followed by the acquisition of 100% of directory-publisher Listel-Listas Telefonicas in May. In addition to print products, these companies are currently marketing Internet-based directory services and e-commerce applications.

     Peru. The Latin America Group owns 100% of a directory publishing business in Peru that was an integrated unit of Tele2000.

OPERATING IN EMERGING ECONOMIES

     In late 1998, the international financial crisis triggered by the turmoil in Asia and Russia affected the economies of countries in South America. Falling earnings from commodity exports and high interest rates resulting from efforts to defend currencies sent Brazil, Argentina, Chile, Colombia, Ecuador and Venezuela into recessions. Brazil's currency devaluation in January 1999 exacerbated the problems, especially for Argentina, a major trading partner. Ecuador's inability to meet its debt obligations further shook investor confidence in the region. Peru narrowly avoided recession because of government spending related to the recovery from the effects of El Nino but domestic demand was stagnant. The economies of Central America grew modestly throughout 1999.

     Strong economic recoveries are underway in Peru and Chile and economic indicators have turned positive for Argentina and Brazil. In Brazil, the recession helped to avoid the high inflation that normally accompanies devaluation, though the threat of mild inflation has kept interest rates high. Colombia and Venezuela have been bolstered by higher oil prices, but those economies are not yet showing signs of recovery. Ecuador also experienced significant economic and political difficulties, including a 40% devaluation in its currency.

     Despite severe economic recession in several countries in which it operates, the Latin America Group was able to grow its customer base and revenues significantly during 1999. There is no assurance, however, that in the future similar conditions will not have material adverse effects on the Latin America Group's business, results of operations or financial condition or the market price of the Latin America Group stock. Although the Latin America Group believes that its geographic diversification provides some protection against economic downturns in any single country, the results of operations and business prospects are influenced by the overall financial, social, political and economic conditions in Latin America.

     Generally, the Latin America Group's operating companies generate revenues that are paid in their local currency. However, at least a portion of the operating expenses and liabilities of most of these operating companies are denominated in U.S. Dollars. As a result, a significant devaluation of the local currency against the U.S. Dollar could result in a significant increase in the relevant operating company's operating expenses and a material adverse effect on the results of operations of the Latin America Group. In addition to this ongoing increase in operating expenses, to the extent an operating company has liabilities, such as debt or other obligations or contracts with equipment suppliers, denominated in U.S. Dollars, any such devaluation will result in an accounting charge based on the increase in such dollar-denominated liabilities and obligations when converted into the local currency used in the financial statements of such operating company. Fluctuations in currency exchange rates also result in adjustments to investments in its combined entities and equity affiliates, which could negatively impact the carrying value of the Latin America Group's ownership interests in its operating companies. In 1999, Brazil and Ecuador experienced significant devaluations of their local currency and such devaluations may occur again in the future in these or other markets.

OPERATING REVENUES AND EXPENSES

     Operating revenues include wireless service revenues, equipment sales, long distance, advertising and directory publishing and other.

     - Wireless service revenues consist primarily of charges for incoming and outgoing airtime use, monthly network access fees, activation services, long distance, value-added services and net roaming charges.

     - Equipment sales consist of revenues from sales of wireless handsets and accessories. Equipment sales are ancillary to the Latin America Group's wireless service. It sells wireless handsets at subsidized prices, which are often at or below cost, as an incentive for new customers to subscribe to its service.

     - Long distance represents revenues from a fixed-line national and international long distance business in Chile. The Latin America Group recently received licenses in Argentina, Peru and Ecuador to provide fixed-line long distance services.

     - Advertising and directory publishing revenues consist of revenues generated from the sale of directory advertising and publishing and electronic distribution of directory advertising.

     - Other consists of revenues associated with wholesale long distance voice, data access and transport and an international roaming clearinghouse operation, Internet access and other miscellaneous revenues.

     The Latin America Group has two basic types of wireless customers: postpaid and prepaid. Postpaid customers incur a fixed access charge and incur charges for airtime used, roaming, long distance and value-added services for which the Latin America Group bills on a monthly basis. Prepaid customers purchase calling cards in various denominations entitling them to airtime without fixed monthly charges for access, fixed-term contracts or the need for credit reference checks. Revenue associated with the sale of prepaid calling cards is deferred and recognized as the airtime is utilized or when the unused balances on calling cards expire.

     Operating expenses include cost of services, products and equipment, selling, general and administrative expenses and depreciation and amortization expenses.

     - Cost of services, products and equipment consist primarily of cellular network operating costs, interconnection fees assessed by wireline and wireless providers, royalties paid to government entities, leased transport capacity, cost of materials and the cost of equipment and accessories sold. Interconnection costs have fixed and variable components. The fixed component of interconnection costs consists of monthly flat-rate fees for facilities leased from local exchange carriers. The variable component of interconnection costs, which fluctuates in relation to the level of cellular calls, consists of per-minute use fees charged by wireline and wireless providers for wireless calls terminating on their networks.

     - Selling, general and administrative expenses consist primarily of costs associated with sales and marketing activities, customer service and general and administrative functions. This line item also includes an allocation of BellSouth's shared corporate services costs.

     - Depreciation and amortization charges consist primarily of depreciation recorded for the Latin America Group's cellular networks and equipment and amortization of intangibles such as wireless license costs, customer lists, goodwill and capitalized software.

     Customer acquisition costs, which primarily consist of the cost of handsets and sales commissions, are recognized in the period that the Latin America Group acquires a new customer. Accordingly, in periods of high customer growth, significant cash operating expenses precede the recognition of the associated revenue.

     The Latin America Group expects significant growth in prepaid customers in all markets as a result of customer demand, its marketing plans and the intent to expand customer growth in the mass consumer market segment. Deeper penetration into the mass market has an impact on average minutes of use, and therefore operating revenues per customer, because these customers generally use fewer minutes. However, as prepaid represents a higher percentage of this segment, the decline in average usage per customer is offset to a large degree by higher per-minute prices, minimal bad debt, lower acquisition costs, no billing expense generally and lower customer service expenses. As a result of these combined factors, prepaid customers provide a profitable growth opportunity for the Latin America Group.

FOREIGN CURRENCY

     The Latin America Group reports its financial statements in U.S. Dollars. The operating companies and equity affiliates record transactions in local currencies. Consequently, fluctuations in currency exchange rates between the U.S. Dollar and the applicable local currency will affect the Latin America Group's results of operations as well as the value of its ownership interests in the operating companies and equity affiliates.

     The following table presents the average exchange rates for local currencies to the U.S. Dollar in the countries in which the Latin America Group operates. In some instances, the Latin America Group is able to mitigate unfavorable changes in exchange rates by instituting rate increases for its services or indexing its prices to the U.S. Dollar. As shown below, foreign currencies have weakened against the U.S. Dollar in all cases except Argentina and Panama where the exchange rate is pegged to the U.S. Dollar.

                                                                           1998 VS. 1997    1999 VS. 1998
                                           1997       1998       1999      % DEPRECIATION   % DEPRECIATION
                                         --------   --------   ---------   --------------   --------------
Argentinean Peso.......................     .9995      .9995       .9995           --               --
Brazilian Real.........................     1.078      1.161       1.815         (7.1)%          (36.0)%
Chilean Peso...........................    419.30     460.29      508.78         (8.9)            (9.5)
Ecuadorian Sucre.......................   3,998.3    5,446.6    11,786.8        (26.6)           (53.8)
Nicaraguan Cordoba Oro.................      9.45      10.58       11.81        (10.7)           (10.4)
Panamanian Balboa......................      1.00       1.00        1.00           --               --
Peruvian Nuevo Sol.....................     2.664      2.930       3.383         (9.1)           (13.4)
Uruguayan Peso.........................     9.442     10.472      11.339         (9.8)            (7.6)
Venezuelan Bolivar.....................   488.635    547.556     605.717        (10.8)            (9.6)

COMBINED RESULTS OF OPERATIONS

     The following table sets forth income statement data for the Latin America Group for the three years ended November 30, 1997, 1998 and 1999. The table also includes unaudited pro forma income statement data that reflects the 1997 results adjusted for the Latin America Group's September 1997 acquisition of a controlling interest in its wireless operation in Venezuela. Subsequent to gaining a controlling interest, the Latin America Group began combining the operating results and cash flows of the Venezuelan operations. Prior to the acquisition, the results of this operation were reflected in net earnings of equity affiliates at the Latin America Group's ownership interest. Although the unaudited pro forma 1997 presentation is not in accordance with generally accepted accounting principles, we believe it presents the most meaningful basis of comparison. The unaudited pro forma financial information presented below may not necessarily reflect the results of operations that would have occurred had the acquisition been completed on December 1, 1996.

                                                                    YEAR ENDED NOVEMBER 30,
                                                              ------------------------------------
                                                              ACTUAL   PRO FORMA       ACTUAL
                                                               1997     1997(1)     1998     1999
                                                              ------   ---------   ------   ------
                                                                     (DOLLARS IN MILLIONS)
Communications revenues.....................................   $940     $1,270     $1,907   $2,336
Advertising and directory publishing revenues...............     --         --         --       69
                                                               ----     ------     ------   ------
          Total operating revenues..........................    940      1,270      1,907    2,405
                                                               ----     ------     ------   ------
Cost of services, products and equipment....................    344        418        607      867
Selling, general and administrative.........................    455        568        766      982
                                                               ----     ------     ------   ------
EBITDA(2)...................................................    141        284        534      556
Depreciation and amortization...............................    140        214        338      450
                                                               ----     ------     ------   ------
Operating income............................................      1         70        196      106
Interest expense............................................     46         51         53       88
Other income (expense), net.................................     --          1         (1)      (5)
Provision (benefit) for income taxes........................      1         13        103     (116)
Net earnings (losses) of equity affiliates..................     14        (16)       (57)    (354)
Minority interests..........................................      4        (24)       (50)     (91)
                                                               ----     ------     ------   ------
Net loss....................................................   $(28)    $  (33)    $  (68)  $ (316)
                                                               ====     ======     ======   ======

EBITDA margin...............................................   15.0%      22.4%      28.0%    23.1%
Capital expenditures........................................   $448     $  572     $  697   $  647

(1) The Venezuela acquisition gave rise to different bases of accounting for the period after the acquisition as compared to the period prior to the acquisition. The above unaudited pro forma amounts assume that the acquisition took place on December 1, 1996; therefore amortization of intangible assets and net loss have been increased by $8 million and $5 million, respectively, for the year ended November 30, 1997.

(2) "EBITDA" is defined as operating income before depreciation and amortization expense. EBITDA is an indicator used by management to measure the Latin America Group's performance and ability to generate cash flow. EBITDA does not represent cash flows for the period and is not an alternative to operating income as an indicator of operating performance. You should not consider it in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The Latin America Group's computation of EBITDA and EBITDA margin may not be comparable to the computation of similarly titled measures reported by other wireless companies.

COMMUNICATIONS SEGMENT

                                                                 YEAR ENDED NOVEMBER 30,
                                                              ------------------------------
                                                              PRO FORMA         ACTUAL
                                                                1997       1998       1999
                                                              ---------   -------   --------
RESULTS OF OPERATIONS: (dollars in millions)
Wireless service revenues...................................   $ 1,152    $ 1,784   $  2,084
Equipment sales.............................................        58         47        133
Long distance...............................................        29         27         22
Other revenues..............................................        31         49         97
                                                               -------    -------   --------
Total communications operating revenues.....................     1,270      1,907      2,336
Cost of services, products and equipment....................       418        601        833
Selling, general and administrative.........................       568        766        944
                                                               -------    -------   --------
EBITDA......................................................       284        540        559
Depreciation and amortization...............................       214        338        446
                                                               -------    -------   --------
Operating income............................................        70        202        113
Interest expense............................................        51         53         87
Other income (expense), net.................................         1         (1)        (3)
Provision (benefit) for income taxes........................        13        105       (116)
Net losses of equity affiliates.............................       (16)       (57)      (349)
Minority interests..........................................       (24)       (50)       (91)
                                                               -------    -------   --------
Segment net loss............................................   $   (33)   $   (64)  $   (301)
                                                               =======    =======   ========
EBITDA margin...............................................      22.4%      28.3%      23.9%
Capital expenditures........................................   $   572    $   697   $    646

OPERATING DATA: (in thousands, except ARPU)
Customers at end of period(1)
  Venezuela.................................................       697      1,168      2,219
  Argentina.................................................       629        885      1,171
  Other.....................................................       298        545        840
                                                               -------    -------   --------
                                                                 1,624      2,598      4,230
                                                               =======    =======   ========
Average revenue per user (ARPU)(2)..........................   $    84    $    73   $     52

---------------

(1) Represents the total customers, POPs, billed minutes of use and ARPU of the Latin America Group's operating companies in Argentina, Chile, Ecuador, Peru and Venezuela, which are the businesses included in the combined financial statements included elsewhere in this prospectus. Data for the businesses in Brazil, Guatemala, Nicaragua, Panama and Uruguay are not represented because, with less than 50% ownership, the Latin America Group does not combine the results of these operations in our financial statements.
(2) Average revenue per user is calculated by dividing average monthly revenue by average customers. Average monthly revenue includes activation fees, access, airtime, roaming (net), long distance and value-added services.

                             ---------------------

  Year Ended November 30, 1999 Compared to Year Ended November 30, 1998

     OPERATING REVENUES

                                                              1998     1999    $ CHANGE   % CHANGE
                                                             ------   ------   --------   --------
                                                               (DOLLARS IN MILLIONS)
Venezuela..................................................  $  806   $1,109     $303       37.6%
Argentina..................................................     721      799       78       10.8%
Other......................................................     380      428       48       12.6%
                                                             ------   ------     ----
          Total operating revenues.........................  $1,907   $2,336     $429       22.5%
                                                             ======   ======     ====

     WIRELESS SERVICE REVENUES. Wireless service revenues increased $300 million, or 16.8%, from $1,784 million to $2,084 million. Venezuela accounted for $213 million, or 71.0%, of the increase and Argentina accounted for $71 million, or 23.7%. These increases were principally related to customer growth. Despite economic recessions in both countries during 1999, Venezuela grew its customer base by 90.0%, and Argentina grew its customer base by 32.3%.

     While customer growth was strong in Venezuela and Argentina, the impact on revenues was partially offset by total billed minutes of use growing at a lower rate due to declining usage per customer. Usage increased at a lower rate as compared to customer growth as a result of depressed economic conditions and deeper penetration into the mass-market consumer segment. The Latin America Group has increased its penetration in the mass market through its prepaid cellular offerings. The 9.6% average decline of the Venezuelan Bolivar against the U.S. Dollar also had a negative impact on revenues.

     Chile accounted for $19 million of the increase in revenues. Customer growth of 83.3% from 192,000 to 352,000 was offset by a 40.0% decline in average revenue per minute. The decline in average revenue per minute resulted from intense competition in the market. The 9.5% average decline in the Chilean Peso against the U.S. Dollar also had a negative impact on revenues.

     Revenues in Peru decreased $2 million due to a 28.6% decline in average usage per customer. The decline relates primarily to lower incoming minutes resulting from difficult local economic conditions. The 13.4% average decline in the Peruvian Nuevo Sol against the U.S. Dollar also had a negative impact on revenues. The decline was partially offset by customer growth of 26.9% from 238,000 to 302,000.

     Revenues in Ecuador were flat for the period as a result of the 53.8% average decline of the Ecuadorian Sucre against the U.S. Dollar and related turbulent economic and political conditions. Customer growth of 61.4% and a related increase in billed minutes of use of 28.6% partially offset the impact of negative economic conditions on revenues.

     EQUIPMENT SALES. Revenues from equipment sales increased $86 million, or 183.0%, from $47 million to $133 million. The increase was almost entirely attributable to the Venezuelan operations. The increase in Venezuela is attributable to a 117.4% increase in gross customer additions and a 175.5% increase in average equipment revenue per customer. The increase in average equipment revenue per customer is directly related to the increase in prepaid customers, who generally pay higher prices for equipment.

     LONG DISTANCE. Long distance revenues are derived primarily from the provision of fixed long distance services in Chile. These revenues declined $5 million, or 18.5%, from $27 million in 1998 to $22 million in 1999 as a result of changes in long distance rates in response to competition. The 9.5% average decline in the Chilean Peso against the U.S. Dollar also had a negative impact on revenues.

     OTHER. Other revenues increased $48 million, or 98.0%, from $49 million to $97 million. The increase is primarily attributable to revenues from wholesale long distance voice, data access and transport and Internet access.

     CASH OPERATING EXPENSES

                                                              1998     1999    $ CHANGE   % CHANGE
                                                             ------   ------   --------   --------
                                                               (DOLLARS IN MILLIONS)
Venezuela..................................................  $  433   $  734     $301       69.5%
Argentina..................................................     518      565       47        9.1%
Other......................................................     416      478       62       14.9%
                                                             ------   ------     ----
          Total cash operating expenses....................  $1,367   $1,777     $410       30.0%
                                                             ======   ======     ====

     Cash operating expenses include the cost of services, products and equipment and selling, general and administrative expenses. Cash operating expenses increased $410 million, or 30.0%, from $1,367 million to $1,777 million. The most significant contributors to the increase were operations in Venezuela, with an increase of $301 million, and operations in Argentina, with an increase of $47 million.

     Cost of services, products and equipment increased $232 million, or 38.6%, from $601 million to $833 million. The primary factors driving the change were:

     - An increase of $86 million in cost of equipment sold which resulted from an increase in the number of handsets and other equipment sold to meet the demand of higher gross prepaid customer additions. Of the gross prepaid customer additions, 79.7% were related to new prepaid customers in Venezuela. The increase in the cost of equipment sold was partially offset by a 9.0% decrease in the average cost of equipment per customer addition resulting from lower cost of handsets.

     - Cost of services and products accounted for the remaining $146 million of the increase. This increase was primarily related to higher volumes of traffic on the network in Venezuela and Argentina, resulting from customer growth, costs associated with continued expansion of the Latin America Group's wireless footprint and networks and expenses related to the wholesale long distance and roaming businesses.

     Selling, general and administrative costs increased $178 million, or 23.2%, from $766 million to $944 million. Of the increase, $96 million was related to sales and marketing expenses associated with the 68.1% increase in gross customer additions. Customer service expenses increased $50 million as a result of the expansion of operations to meet customer growth. Venezuela and Argentina accounted for the principal portion of the increase in these expenses. General and administrative expenses increased $32 million, primarily related to growth in all markets.

     Included in selling, general and administrative expenses was an allocation of BellSouth's shared corporate services costs that amounted to $62 million for 1999 and $47 million for 1998. These charges related to certain selling, general and administrative services and shared services provided on a centralized basis.

     Operating expenses denominated in local currencies were favorably impacted by the weakening of foreign currencies against the U.S. Dollar.

     EBITDA

                                                              1998   1999   $ CHANGE   % CHANGE
                                                              ----   ----   --------   --------
                                                              (DOLLARS IN MILLIONS)
Venezuela...................................................  $373   $374     $  1        0.3%
Argentina...................................................   203    234       31       15.3%
Other.......................................................   (36)   (49)     (13)      36.1%
                                                              ----   ----     ----
          Total EBITDA......................................  $540   $559     $ 19        3.5%
                                                              ====   ====     ====

     EBITDA increased $19 million, or 3.5%, from $540 million to $559 million. Higher revenues and increased economies of scale associated with the customer base had a positive effect on EBITDA. Higher acquisition costs related to the 68.1% increase in gross customer additions, the impact of start-up costs resulting from the Latin America Group's entry into long distance in Argentina and costs associated with the expansion of the Latin America Group's footprint in Peru, Chile and Argentina all served as offsets. Cash operating expenses related to these initiatives in 1999 were approximately $41 million.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $108 million, or 32.0%, from $338 million to $446 million. Depreciation expense increased $78 million due primarily to the increased capital expenditures made by the operating companies for wireless equipment necessary to expand the network and infrastructure in order to support continued growth. This included amounts expended for the conversion of Venezuela's network to CDMA technology. Amortization expense increased $30 million in 1999 as a result of higher intangible assets. These intangibles arose primarily from purchases of additional ownership interests in Peru and Venezuela.

     INTEREST EXPENSE. Interest expense increased $34 million, or 64.2%, from $53 million to $87 million. This increase reflected the capitalization in 1998 of interest related to start-up operations in Brazil. Average borrowings remained flat when compared to 1998. The average interest rate on the Latin America Group's indebtedness was 8.2%, compared to 8.3% in 1998.

     OTHER INCOME (EXPENSE), NET. Other income (expense), net includes interest income, gains/losses on disposition of assets, foreign currency gains/losses and miscellaneous nonoperating income. Other income was flat. Higher net foreign currency losses, primarily in Chile and Ecuador, were offset by the effect of a $25 million asset impairment loss taken in 1998 in Peru.

     PROVISION (BENEFIT) FOR INCOME TAXES. The benefit for income taxes for 1999 was $116 million compared to a provision of $105 million in 1998, a $221 million decrease in the provision.

     Of the decrease in the provision, $167 million was related to the recognition of investment tax credits in Venezuela. Of the $167 million, $72 million was earned during 1999 and $95 million was earned during previous years. In years preceding 1999, the Latin America Group had established a reserve for investment tax credits due to assessments from and court actions by the Venezuelan tax authorities. However, based on a favorable ruling by a Venezuelan court, which is being appealed, this reserve was reversed in 1999.

     Other items that influenced the tax provision (benefit) for the Latin America Group included:

     - Valuation allowances recorded for tax losses incurred in Chile, Ecuador and Peru. Factors considered in establishing the valuation allowances include the maturity of the businesses, the carryforward period, as well as other factors.

     - Differences between the U.S. tax rate of 35.0% and the statutory tax rates of the five combined operating companies of the Latin America Group.

     - Changes in foreign country tax laws in reaction to changing economic conditions.

     NET LOSSES OF EQUITY AFFILIATES. Net losses of equity affiliates increased by $292 million from $57 million to $349 million, primarily as a result of factors surrounding the devaluation of the Brazilian Real against the U.S. Dollar and the resulting impact on the local economy. A summary of the factors affecting Brazil's results were as follows:

     - Foreign currency losses on U.S. Dollar-denominated debt caused by the January 1999 devaluation of the Brazilian Real resulted in pretax losses of $1,132 million.

     - Revenues increased $313 million, or 64.8%, from $483 million to $796 million, due to 122.0% growth in customers and full-year accounting for Brazil in 1999 as compared with six months in 1998 from the date of initiation of service. The devaluation of the Real had a negative impact on revenues reported in U.S. Dollars.

     - EBITDA increased $75 million, or 166.7%, from $45 million to $120 million as a result of growth in revenues and the increased economies of scale resulting from the operation transitioning from its start-up phase in 1998 to being fully operational in 1999. This was partially offset by the acquisition costs associated with 1.3 million gross customer additions.

     - Interest expense increased $136 million, primarily as a result of higher average debt balances in 1999 and the fact that a portion of interest expense was capitalized in 1998 during the build-out of the network.

     - Depreciation and amortization expense increased $100 million as a result of higher investment in depreciable plant and equipment and the fact that 1998 represented only a half year of operations for Brazil from the date of initiation of service.

     Brazilian Real-denominated operating expenses reported in U.S. Dollars were favorably impacted by the devaluation of the Brazilian Real.

     The Latin America Group's operations in Brazil continue to be affected by weakness in the local economy related to the uncertainty surrounding proposed government economic reforms. The Latin America Group expects that its earnings will continue to be affected by foreign currency gains or losses associated with the U.S. Dollar-denominated debt issued by its Brazilian businesses.

     Net earnings of other equity affiliates increased to $27 million from $9 million in the prior year. The improvement relates to better performance in each of these operations resulting from increased revenues and economies of scale associated with larger customer bases.

     MINORITY INTERESTS. Deductions for minority interests' share in income increased by $41 million during 1999 primarily related to operations in Venezuela and Peru. The increase in Venezuela was attributable to higher income before minority interests during 1999. Peru had minority interest benefits in 1998 related to net losses from operations. In 1999, the Latin America Group retained 100.0% of the losses of the operation because the minority partner's capital account had been depleted.

     YEAR ENDED NOVEMBER 30, 1998 COMPARED TO UNAUDITED PRO FORMA YEAR ENDED NOVEMBER 30, 1997

     OPERATING REVENUES

                                                           PRO FORMA
                                                             1997       1998    $ CHANGE   % CHANGE
                                                           ---------   ------   --------   --------
                                                               (DOLLARS IN MILLIONS)
Venezuela................................................   $  452     $  806     $354       78.3%
Argentina................................................      555        721      166       29.9%
Other....................................................      263        380      117       44.5%
                                                            ------     ------     ----
          Total operating revenues.......................   $1,270     $1,907     $637       50.2%
                                                            ======     ======     ====

     WIRELESS SERVICE REVENUES. Wireless service revenues increased $632 million, or 54.9%, from $1,152 million to $1,784 million. Venezuela accounted for $336 million of the increase and Argentina accounted for $176 million. The other combined entities had net increases of $120 million. These increases were principally related to customer growth and related billed minutes of use. The Latin America Group increased its customer base by 60.0% from 1,624,000 to 2,598,000 and increased total billed minutes of use by 69.0%.

     Chile accounted for a $15 million decrease in revenues. Competitive pressures, including significantly lower pricing, offset customer growth of 37.1% from 140,000 to 192,000 and billed minutes of use which increased 46.2%.

     EQUIPMENT SALES. Revenues from equipment sales decreased $11 million, or 19.0%, from $58 million to $47 million. The decrease was attributable to a 42.2% decline in average equipment revenue per customer addition. Higher equipment discounts were offered to customers in connection with efforts to increase penetration into high-usage, postpaid market segments. The impact of these discounts was offset by a 39.6% increase in gross customer additions.

     Total revenue growth in 1998 was negatively affected by changes in foreign exchange rates compared to the U.S. Dollar. The decrease was partially mitigated by rate increases that were made in response to the unfavorable changes.

     LONG DISTANCE. Long distance revenues declined $2 million as a result of changes in long distance rates in response to competition. The 8.9% average decline in the Chilean Peso against the U.S. Dollar also had a negative impact on revenues.

     OTHER. Other revenues increased $18 million, or 58.1%, from $31 million to $49 million. The increase was primarily attributable to higher revenues from Internet service offerings in Venezuela.

     CASH OPERATING EXPENSES

                                                           PRO FORMA
                                                             1997       1998    $ CHANGE   % CHANGE
                                                           ---------   ------   --------   --------
                                                               (DOLLARS IN MILLIONS)
Venezuela................................................    $262      $  433     $171       65.3%
Argentina................................................     431         518       87       20.2%
Other....................................................     293         416      123       42.0%
                                                             ----      ------     ----
          Total cash operating expenses..................    $986      $1,367     $381       38.6%
                                                             ====      ======     ====

     Cash operating expenses increased $381 million, or 38.6%, from $986 million to $1,367 million. The main contributors to the increase were the results in the Latin America Group's business in Venezuela with an increase of $171 million and in Argentina with an increase of $87 million. The other combined entities increased $123 million.

     Cost of services, products and equipment increased $183 million, or 43.8%, from $418 million to $601 million. The primary factors driving the change were as follows:

     - An increase in cost of services and products of $139 million, primarily related to interconnect charges related to higher volumes of traffic on the network in Venezuela and Argentina and costs associated with continued expansion of the Latin America Group's wireless footprint and networks; and

     - An increase of $44 million in cost of equipment sold, which resulted from an increase in the number of handsets and other equipment sold to meet the demand of higher gross customer additions. Of the gross customer additions, 60% were related to new customers in Venezuela and 25% were related to new customers in Peru.

     Selling, general and administrative expenses increased $198 million, or 34.9%, from $568 million to $766 million. The increase was due to several factors including:

     - An increase of $55 million in sales and marketing expenses associated with the 39.6% increase in gross customer additions. Venezuela and Peru accounted for the principal portion of the increase in these expenses;

     - An increase in customer service expenses of $27 million as a result of the expansion of operations to meet customer growth; and

     - An increase in general and administrative expenses of $116 million, primarily related to higher bad debt expense and other costs associated with the expansion of all businesses.

     Included in selling, general and administrative expenses was an allocation of the Latin America Group's share of BellSouth's corporate costs that amounted to $47 million for 1998 and $28 million for pro forma 1997. These charges related to certain selling, general and administrative services and shared services provided on a centralized basis.

     Operating expenses denominated in local currencies were favorably impacted by the weakening of foreign currencies against the U.S. Dollar.

     EBITDA

                                                             PRO FORMA
                                                               1997      1998   $ CHANGE   % CHANGE
                                                             ---------   ----   --------   --------
                                                                (DOLLARS IN MILLIONS)
Venezuela..................................................    $191      $373     $182       95.3%
Argentina..................................................     123       203       80       65.0%
Other......................................................     (30)      (36)      (6)      20.0%
                                                               ----      ----     ----
          Total EBITDA.....................................    $284      $540     $256       90.1%
                                                               ====      ====     ====

     EBITDA increased $256 million, or 90.1%, from $284 million to $540 million. Venezuela accounted for $182 million of the increase and Argentina accounted for $80 million. Higher revenues and improved economies of scale associated with a larger customer base had a positive impact on EBITDA. The impact of significant competitive pressures experienced in Chile resulted in a decrease in its EBITDA of $46 million, partially offsetting the increases in Venezuela and Argentina.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased $124 million, or 57.9%, from $214 million to $338 million. Depreciation expense increased $89 million, due primarily to the increased capital expenditures made by the operating companies for wireless equipment necessary to expand the network and infrastructure in order to support continued growth. Amortization expense increased $35 million in 1998 as a result of higher intangible assets. These intangibles arose from acquisitions in Ecuador and Peru as well as purchases of additional ownership interest in Venezuela.

     INTEREST EXPENSE. Interest expense increased $2 million, or 3.9%, from $51 million to $53 million. Average borrowings increased significantly during 1998 related to funding the digital conversion of the network in Venezuela and the continued build-out of the network in Argentina. These increases were offset by the capitalization of interest expense related to the start-up operations in Brazil.

     OTHER INCOME (EXPENSE), NET. Other income (expense), net includes interest income, gains/losses on disposition of assets, foreign currency gains/losses and miscellaneous nonoperating income. Other income, net decreased $2 million, related to a $25 million asset impairment loss in Peru and offset by interest income and foreign currency gains.

     PROVISION FOR INCOME TAXES. The provision for income taxes for 1998 was $105 million compared to $13 million in 1997, a $92 million increase. The increased provision for income taxes was related to increases in earnings in Argentina and Venezuela.

     Other items that influenced the tax provision for the Latin America Group included:

     - Valuation allowances recorded for tax losses incurred in Chile, Ecuador and Peru. Factors considered in establishing the valuation allowances include the maturity of the businesses, the carryforward period, as well as other factors.

     - Differences between the U.S. tax rate of 35.0% and the statutory tax rates of the five combined operating companies of the Latin America Group.

     - Changes in foreign country tax laws in reaction to changing economic conditions.

     NET LOSSES OF EQUITY AFFILIATES. Net losses of equity affiliates increased by $41 million, from $16 million to $57 million. This was primarily due to increased losses in the Brazilian operations, the Latin America Group's share of which was $66 million. This increase was offset by improvements in each of the other equity affiliates resulting from increased revenues and economies of scale associated with higher customer bases.

     Increased losses in Brazil occurred because operations were in the development stage in 1997, incurring only pre-operating expenses, while 1998 reflected costs incurred to initiate service in mid-1998.

     MINORITY INTERESTS. Deductions for minority interests' share in income increased by $26 million during 1998, due primarily to an increase in Peru of $18 million as a result of the minority partner's capital account having been exhausted near the end of the year. Also contributing to the increase during 1998 were improved earnings at the Venezuelan operations.

ADVERTISING AND DIRECTORY PUBLISHING SEGMENT

                                                                   YEAR ENDED
                                                                  NOVEMBER 30,
                                                              ---------------------
                                                               1998          1999
                                                              -------      --------
                                                              (DOLLARS IN MILLIONS)
Advertising and directory publishing revenues...............    $--         $  69
Cost of services, products and equipment....................      6            34
Selling, general and administrative.........................     --            38
                                                                ---         -----
EBITDA......................................................     (6)           (3)
Depreciation and amortization...............................     --             4
                                                                ---         -----
Operating loss..............................................     (6)           (7)
Interest expense............................................     --             1
Other income (expense), net.................................     --            (2)
Benefit for income taxes....................................     (2)           --
Net losses of equity affiliates.............................     --            (5)
                                                                ---         -----
Segment net loss............................................    $(4)        $ (15)
                                                                ===         =====

EBITDA margin...............................................    N/M*         (4.3)%

---------------

* Not meaningful

     YEAR ENDED NOVEMBER 30, 1999 COMPARED TO YEAR ENDED NOVEMBER 30, 1998

     The change in operating revenues and expenses relates to the operations of Listel-Listas Telefonica, which the Latin America Group acquired during 1999. Net losses of equity affiliates of $5 million represents the Latin America Group's share of losses reported by OESP Midia Direta.

SUPPLEMENTAL QUARTERLY INFORMATION

     The following table sets forth certain unaudited quarterly combined statements of operations data for each of the four quarters in the period ended November 30, 1999. In the opinion of management, this unaudited information has been prepared on a basis consistent with the audited combined financial statements of the Latin America Group appearing elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the combined financial statements and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                    YEAR ENDED NOVEMBER 30,
                                                         ----------------------------------------------
                                                          FIRST    SECOND     THIRD    FOURTH
                                                         QUARTER   QUARTER   QUARTER   QUARTER   TOTAL
                                                         -------   -------   -------   -------   ------
                                                                         (IN MILLIONS)
Total operating revenues...............................   $ 565     $578      $620      $642     $2,405
EBITDA.................................................     157      173       141        85        556
Net income (loss)......................................    (314)       5         8       (15)      (316)

     Net income in the first quarter of 1999 in Brazil was negatively impacted by the devaluation of the Brazilian Real. Foreign currency losses on U.S. Dollar-denominated liabilities, primarily long-term debt, were approximately $280 million in the first quarter.

     The decline in EBITDA and net income in the fourth quarter is the result of a significant increase in gross customer additions. Customer acquisition costs are recognized during the period the customer initiates service.

LIQUIDITY AND CAPITAL RESOURCES

     Cash infusions from the BLS Group and, to an increasing degree, cash flows from operations have been the Latin America Group's primary source of funding for capital requirements of existing operations and debt service. The BLS Group is not obligated, however, to serve as a source of financing in the event the Latin America Group cannot meet its own capital needs. Each of the Latin America Group's operating companies have used third-party sources of debt financing. While current liabilities exceed current assets, the Latin America Group's sources of funds are sufficient to meet all current obligations on a timely basis. The Latin America Group believes that these sources of funds will be sufficient to meet the needs of its business for the foreseeable future.

                                                                                        % CHANGE
                                                                                   -------------------
                                                                                   1998 VS.   1999 VS.
                                                      1997      1998      1999       1997       1998
                                                     -------   -------   -------   --------   --------
                                                        (DOLLARS IN MILLIONS)
NET CASH PROVIDED BY (USED FOR):
Operating activities...............................  $    55   $   476   $   568    765.5 %     19.3 %
Investing activities...............................   (1,440)   (1,387)   (1,099)    (3.7)%    (20.8)%
Financing activities...............................    1,569       902       651    (42.5)%    (27.8)%

     The following discussion relates only to the combined operations, which include Argentina, Chile, Ecuador, Peru, Venezuela, the Latin America Group's wholesale long distance voice, data access and transport and international roaming clearinghouse businesses and the Brazilian and Peruvian advertising and directory publishing companies.

     NET CASH PROVIDED BY OPERATING ACTIVITIES

     The increase in cash from operations primarily reflects better working capital management and higher EBITDA in 1999.

     NET CASH USED IN INVESTING ACTIVITIES

     During 1999, the Latin America Group invested $647 million for capital expenditures to expand, support and improve its wireless networks, promote the introduction of new products and services and increase operating efficiency and productivity.

     During 1999, the Latin America Group acquired a 100% interest in Listel and increased its ownership interests in the Peruvian and Venezuelan wireless operations. Total cash paid (net of cash acquired) during 1999 related to the purchases was $199 million. The Latin America Group also paid $23 million in cash for the purchase of a 40.0% interest in OESP Midia Direta.

     Also during 1999, the Latin America Group won bids to acquire additional wireless licenses in Argentina and Chile. The total cash paid during 1999 related to these purchases was $123 million. The Latin America Group will pay additional amounts approximating $150 million in 2000 and $80 million in 2001 for the purchases of these licenses.

     The Latin America Group projects capital expenditures of approximately $600 million for 2000. A majority of the expenditures will be to expand, enhance and modernize the wireless networks. Also included in the projection are $230 million in Argentina and $50 million in Chile for the buildout of networks in newly acquired licensed areas.

     The Latin America Group's Brazilian operations expect to make approximately $430 million in capital expenditures during 2000.

     NET CASH USED IN FINANCING ACTIVITIES

     During 1999 and 1998, the Latin America Group reduced the amounts generated by financing activities. The reductions were primarily a function of substantial increases in operating cash flows, which are discussed above.

FINANCIAL CONDITION

     The Latin America Group's debt to total capitalization ratio was 27.5% at November 30, 1999 compared to 31.0% at November 30, 1998. The decrease is a result of repayment of short-term debt.

     The Latin America Group's proportional ratio of debt to total capitalization was 44.1% at November 30, 1999. This ratio is calculated based on the Latin America Group's equity ownership in its various operating companies and equity affiliates multiplied by the short- and long-term debt balances of those entities. The substantial difference in the ratio as compared to the GAAP debt ratio is primarily a result of the debt issued by the Brazilian operations.

     Cash balances on a combined basis were $171 million as of November 30, 1998 and $287 million as of November 30, 1999. Committed credit lines aggregated to $930 million with various banks. Borrowings under the committed credit lines totaled $587 million at November 30, 1999 and $556 million at November 30, 1998. The Latin America Group also maintains uncommitted lines of credit aggregating to $530 million . Borrowings under the uncommitted lines of credit totaled $149 million at November 30, 1999 and $45 million at November 30, 1998. There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

INFLATION

     Inflation has had and may continue to have negative effects on the economies and securities markets of emerging market countries and could have negative effects on the Latin America Group's operating companies and equity affiliates. Its operating companies, where permitted and subject to competitive pressures, intend to increase prices to mitigate for the effects of inflation. However, in those jurisdictions where prices are regulated or specified in the wireless license, the operating companies may not successfully mitigate the impact of inflation on their operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     INTEREST RATE RISK

     The Latin America Group's exposure to market risk for changes in interest rates relates primarily to its variable-rate long-term debt. For a description of long-term debt, see note I to the combined financial statements. The general level of LIBOR rates affects the interest expense that the Latin America Group recognizes on its variable-rate debt.

     FOREIGN EXCHANGE MARKET RISK

     A significant portion of the long-term debt held by the Latin America Group's combined entities and equity affiliates is denominated in U.S. Dollars and is therefore subject to the effects of currency fluctuations and may affect reported earnings and losses. A significant change in the value of the U.S. Dollar against the various foreign currencies could result in a significant increase in foreign currency losses. As of November 30, 1999, short- and long-term debt issued by the Latin America Group's combined entities denominated in U.S. Dollars amounted to $860 million. In addition, the Latin America Group's proportionate share of U.S. Dollar denominated debt in its Brazilian operations was approximately $1.0 billion at November 30, 1999.

     The Latin America Group is subject to risk from changes in foreign exchange rates for operations that use a foreign currency as their functional currency and are translated into U.S. Dollars. Such changes result in cumulative translation adjustments which are included in Latin America Group equity. The Latin America Group has translation exposure to various foreign currencies with the most significant being the Brazilian

Real. Operations in countries with hyperinflationary economies consider the U.S. Dollar the functional currency and reflect translation gains and losses in the determination of net income.

     HEDGING POLICY

     Foreign exchange operating exposures that arise in the ordinary course of business may be managed using a variety of hedging techniques. Typically, the Latin America Group hedges against foreign exchange or other operating exposures through "natural hedges" by borrowing in local currencies to the extent that such loans are available and economically attractive. Under no circumstances are foreign exchange based derivatives contracts used without an underlying business purpose even if a gain might be expected to result.

     RISK SENSITIVITY

     The following table provides information, by maturity date, about the Latin America Group's interest rate sensitive financial instruments, which consist of fixed- and variable-rate debt obligations. Fair values for the majority of its long-term debt obligations are based on quotes from sources that the Latin America Group's management considers reliable.

                                                                                    TOTAL
                                                                                   RECORDED    FAIR
                        2000      2001     2002     2003     2004    THEREAFTER     AMOUNT     VALUE
                        -----    ------    -----    -----    ----    ----------    --------    -----
                                                   (DOLLARS IN MILLIONS)

DEBT

Fixed rate debt.......  $ 301    $   20    $   2    $   1     $--      $ 367         $691      $569
Average interest
  rate................   7.73%    21.82%    7.61%    7.61%    --        5.59%

Variable rate debt....  $   2    $  202    $  --    $  --     $--      $  --         $204      $204
Average interest
  rate................   7.82%     7.82%      --       --     --          --

     At November 30, 1999, an entity within the Latin America Group was a party to interest rate swaps with a notional amount totalling $30 million. Under the agreement, the Latin America Group pays fixed rate denominated in Venezuelan Bolivars and receives fixed rates denominated in U.S. Dollars averaging 8.0%. The swaps are subject to periodic settlement and mature in February 2001. Because the instruments were entered into at the end of the period, the recorded amount equaled the fair value.

NEW ACCOUNTING PRONOUNCEMENTS

     REVENUE RECOGNITION

     In December 1999, the SEC issued Staff Accounting Bulletin Number 101, "Revenue Recognition in Financial Statements", (SAB 101). SAB 101 requires that revenues and costs of revenues derived from services rendered at the beginning of a contract or business relationship be deferred and recognized over the life of the related contract or relationship. The guideline in SAB 101 must be adopted during the second quarter 2000. The Latin America Group is currently assessing the impact that adoption of these guidelines will have on its results of operations and financial position.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The effective date of this standard was delayed via the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement 133." The effective date for SFAS No. 133 is now for fiscal years beginning after June 15, 2000, though earlier adoption is encouraged and retroactive application is prohibited. For the Latin America Group, this means that the standard must be adopted no later than January 1, 2001. The Latin America Group does not expect the adoption of this standard to have a material impact on its results of operations, financial position or cash flows.

                               INDUSTRY OVERVIEW

GENERAL

     The global telecommunications industry is undergoing rapid change fueled by privatization, deregulation, increased competition, the expansion of wireless services, the growth of the Internet, the increased use of data-intensive applications and the deployment of high-bandwidth digital networks. From 1991 to 1999, worldwide wireless revenues grew at a compound annual rate of 36.7%, and total telecommunications revenues grew at a rate of 12.6%. The Latin American telecommunications industry has participated in these global trends, with wireless revenues growing at a compound annual rate of 63.5%, and total telecommunications revenues growing at a rate of 13.6%, over the same period. Moreover, given that penetration rates remain significantly below the levels of more developed countries, we believe the Latin American telecommunications industry has the potential to grow at a faster rate than the global telecommunications industry overall. As the leading pan-regional wireless telecommunications provider in Latin America, we believe the Latin America Group is well positioned to take advantage of this rapid growth.

THE LATIN AMERICAN TELECOMMUNICATIONS OPPORTUNITY

     OVERVIEW

     Latin America is one of the world's largest and most attractive telecommunications markets with a population of almost 500 million and a combined gross domestic product, or GDP, of approximately $1.7 trillion in 1999. According to industry sources, the Latin American telecommunications market is expected to experience compounded annual growth in:

     - total telecommunications revenues of approximately 16% from 1999 to 2004;

     - wireless subscribers of approximately 28% from 1999 to 2004;

     - wireless service revenues of approximately 21% from 1999 to 2004; and

     - active Internet accounts of approximately 87% from 1997 to 2002.

     The following table shows, for the ten Latin American countries in which the Latin America Group operates or is licensed to operate, wireline and wireless penetration and population for 1999. Wireline and wireless penetration for the United States and Western Europe is given for 1999. Population for the United States and Western Europe, and all Internet penetration information is given for 1998.

                    SELECTED TELECOMMUNICATIONS PENETRATION

                                                               WIRELINE         WIRELESS         INTERNET
COUNTRY                                     POPULATION(1)   PENETRATION(1)   PENETRATION(1)   PENETRATION(2)
-------                                     -------------   --------------   --------------   --------------
                                            (IN MILLIONS)
United States.............................      272.1            66.1%            31.3%                22.1%
Western Europe............................      387.3            53.2             24.2                  9.5
Brazil....................................      163.8            15.4              8.9                  0.8
Argentina.................................       35.8            20.7             12.2                  0.6
Peru......................................       25.2             6.5              4.0                  0.5
Venezuela.................................       23.2            11.3             14.3                  0.6
Chile.....................................       15.1            22.7             14.7                  0.4
Ecuador...................................       12.4             7.3              3.6                  0.1
Guatemala.................................       11.9             5.4              1.8                  0.2
Nicaragua.................................        4.9             3.2              1.4                  N/A
Uruguay...................................        3.3            27.5              9.9                  N/A
Panama....................................        2.8            16.9             12.3                  N/A

---------------

(1) Source for Latin American information: Pyramid Research; source for United States and Western Europe information: International Telecommunications Union.
(2) Source for Latin American Information: The Yankee Group; source for United States and Western Europe information: International Telecommunications Union.

     Penetration rates above and elsewhere in this prospectus represent the number of subscribers in any given territory expressed as a percentage of the total population in that territory.

     THE LATIN AMERICAN WIRELESS OPPORTUNITY

     Due to historical underinvestment in fixed-line infrastructure, the quality of fixed-line telecommunications services in Latin America remains poor relative to the United States and Western Europe, and customers often have experienced long waiting periods for the installation of telephone lines and service. Low levels of wireline penetration have presented an opportunity for wireless service providers to satisfy the substantial unmet demand for telecommunications services in many parts of Latin America, contributing to rapid initial growth. Continued growth of wireless services is expected to result from increased penetration and usage as service costs decline, wireless network coverage and capacity expands and service functionality increases. As wireless providers acquire customers and build their own high-capacity networks, they are positioned to provide a broader array of wireless services, such as Internet access, e-mail and other data applications like short messaging service.

     Since its introduction in Latin America in the 1980s, wireless service has experienced significant growth. For example, wireless providers experienced compound annual growth rates, or CAGRs, of approximately 56% for revenues and 77% for subscribers from 1996 through 1998 in Latin America. As illustrated in the following chart, industry sources expect that growth will continue:

               LATIN AMERICAN WIRELESS MARKET GROWTH PROJECTIONS

                                                1999    2000E   2001E   2002E   2003E   2004E   CAGR
                                                -----   -----   -----   -----   -----   -----   -----
Total service revenues (in billions)..........  $13.5   $20.7   $25.1   $29.2   $32.4   $35.0    21.0%
Average subscribers (in millions).............   29.0    45.5    60.4    74.2    86.4    97.7    27.5%
End-of-Period penetration.....................    8.1%   11.1%   14.0%   16.3%   18.5%   20.3%   20.2%

---------------

Source: Pyramid Research.

     THE LATIN AMERICAN INTERNET AND DATA OPPORTUNITY

     The Yankee Group estimates that data traffic will account for over 50% of global wireless traffic by 2005. The data market in Latin America has historically been constrained by prohibitive pricing and inadequate local and international network infrastructure. Deregulation, increased competition and the deployment of modern networks are resulting in increased availability of data services, lower prices and greater end-user demand. Wireless operations in Latin America are positioned to capitalize on this demand.

     Key contributors to growth in the Internet and data markets within Latin America include the improving telecommunications infrastructure, the development of local content and the increasing penetration of Internet-capable devices. As illustrated in the following chart, the Yankee Group expects that growth, based on the number of Internet accounts, will continue:

               LATIN AMERICAN INTERNET MARKET GROWTH PROJECTIONS

                                                    1997   1998   1999E   2000E   2001E   2002E   CAGR
                                                    ----   ----   -----   -----   -----   -----   ----
Internet accounts (in millions)...................  1.1    2.5     3.8     6.6    13.2    26.4    87.4%
Penetration.......................................  0.3%   0.6%    0.8%    1.4%    2.8%    5.4%   83.5%

     In the corporate market, demand is increasing for high speed corporate enterprise networks, local area and wide area networks, and Internet Protocol, or IP, based virtual private networks. The migration to flexible and efficient transport technologies such as Frame Relay, Asynchronous Transfer Mode, or ATM, and IP, is facilitating the shift from narrowband to broadband applications. This development of broadband networks throughout Latin America is expected to significantly reduce the cost of carrying Internet and data traffic.

INDUSTRY TRENDS

     Growth in the Latin American telecommunications industry, and particularly wireless telecommunications, has been shaped by a number of underlying trends that are likely to cause this growth to continue.

     - MARKET LIBERALIZATION. Privatization and demonopolization of the Latin American telecommunications market has resulted in increased competition for substantially all telecommunications products and services. Governments within the region are increasingly demonstrating a pro-competition approach to the market, as evidenced by the upcoming PCS spectrum auctions announced in Brazil, El Salvador and Honduras, and the anticipated opening of the markets for basic telecommunications services, such as local access and long distance, in such countries as Venezuela and Argentina. Further, the countries representing the six largest telecommunications markets in Latin America are each signatories to the World Trade Organization Agreement on Basic Telecommunication Services, which mandates liberalization. Competition has facilitated the availability of advanced telecommunications services and generally reduced prices, which has in turn increased demand.

     - EXPANDING PENETRATION. The number of wireless subscribers and wireless penetration levels have steadily increased in Latin America. For example, the number of wireless subscribers in Latin America increased from 6.4 million at year end 1996 to 38.0 million at year end 1999 as penetration increased from 1.4% to 8.1%. Penetration is expected to increase to 20.3% by 2004. Increased penetration allows wireless providers to distribute the fixed costs of a wireless network over a greater number of users, thereby increasing network utilization rates and reducing the unit cost of providing wireless service. As the cost of wireless service has declined, it has become an affordable service for a significantly larger percentage of the Latin American population and has increased both minutes of use and revenues.

     - DIGITAL TECHNOLOGY LOWERS COSTS AND INCREASES UTILITY AND
       FUNCTIONALITY. Latin American telecommunications providers are increasingly employing digital technology in their networks. Digital wireless systems achieve greater capacity and lower network costs per subscriber than analog systems. Digital wireless systems offer improved call privacy and security, extended battery life, more robust data transmission features and value-added services. Wireless service providers are also investing in network technologies designed to facilitate wireless Internet and data services. The combination of lower unit costs, increased functionality and expanded wireless Internet and data services should produce continuing growth of total wireless communications services revenues.

     - PREPAID PLANS EXPAND ADDRESSABLE MARKET. Most wireless communications service providers in Latin America offer prepaid service plans. Prepaid customers typically purchase calling cards that are available in various denominations. Prepaid service plans expand the addressable market by making it easier to initiate subscription for wireless service, and offer benefits both for customers and service providers. From a customer perspective -- and particularly for customers without ready access to credit -- prepaid service is attractive as it does not require any fixed-term contract, monthly fee or credit reference check. Prepaid service also offers a number of benefits for wireless system operators, including:

      - reduced bad debt exposure;

      - higher per minute charges;

      - lower customer acquisition costs; and

      - lower billing expenses.

     - CALLING PARTY PAYS BILLING SYSTEM INCREASES WIRELESS SERVICE
       USAGE. Regulators in most Latin American markets have mandated a "calling party pays" system, under which wireless service charges associated with a call are billed to the person that initiates the call. In Latin America, calling party pays programs increase wireless service usage, as subscribers tend to leave on their wireless handsets and encourage others to call them on their wireless phones, as they do not pay for inbound calls.

      We believe the combination of prepaid service plans and the calling party pays system are two significant factors driving increased wireless penetration and usage in Latin America. With this combination, prepaid customers can enjoy the convenience of receiving calls to a mobile handset without having to pay fixed monthly charges.

                      BUSINESS OF THE LATIN AMERICA GROUP

OVERVIEW

     The Latin America Group is the leading pan-regional provider of wireless telecommunications services in Latin America. Over the past ten years, the Latin America Group has rapidly grown its core wireless telephone services business by adding customers in existing licensed areas and extending its geographic footprint in its existing countries of operation and expanding into additional Latin American countries. The Latin America Group currently has operations in Venezuela, Brazil, Argentina, Peru, Chile, Panama, Ecuador, Uruguay and Nicaragua, and plans to launch service in Guatemala in mid-2000. As of November 30, 1999, the Latin America Group's operating companies held licenses covering approximately 176 million total POPs and provided wireless services to approximately 6.2 million customers. Adjusting for the Latin America Group's ownership interest in its operating companies, these numbers represented approximately 124 million proportionate POPs and approximately 4.2 million proportionate customers.

     The Latin America Group's goal is to become the leading pan-regional integrated communications provider in Latin America by leveraging its existing wireless business. The Latin America Group's operating companies have constructed and continue to enhance networks that will allow them to offer a broad array of additional communications services when and as permitted by local regulation. Using these networks, the Latin America Group's operating companies are increasingly offering additional communications services, such as Internet access, wireless data services, long distance, data network services and wireless payphones. The operating companies also provide advertising and directory publishing services in Brazil and Peru. In addition, the Latin America Group's network services business provides wholesale long distance voice, data access and transport and operates an international roaming clearinghouse.

     The table below sets forth a summary overview of the Latin America Group's operating companies as of November 30, 1999 (on a total basis, as if each operating company were owned 100% by the Latin America Group):

                                                                           LATIN
                                                                          AMERICA
                                                              START-UP     GROUP                        WIRELESS
COUNTRY                                       AREA              DATE     INTEREST        POPS          CUSTOMERS
-------                              ----------------------   --------   ---------   -------------   --------------
                                                                                     (IN MILLIONS)   (IN THOUSANDS)
COMMUNICATIONS:
  Argentina........................       Buenos Aires           11/89      65.0%         13.4           1,171
                                        Rest of Country                     65.0          22.4              --
                                                              mid-2000
  Brazil...........................     Metro Sao Paulo           5/98      44.5          18.1           1,291
                                        Northeast Region                    46.8          26.6             440
                                                                  6/98
  Chile............................   Santiago, Valparaiso        3/89     100.0           7.5             339
                                        Rest of Country                    100.0           7.6              13
                                                                 12/99
  Ecuador..........................        Nationwide            11/93      89.4          12.4             186
  Guatemala........................        Nationwide         mid-2000      60.0          11.9              --
  Nicaragua........................         Managua,
                                         Pacific Coast                      49.0(2)        2.9              39
                                                                 11/93
  Panama...........................        Nationwide             6/96      43.7           2.8             120
  Peru.............................           Lima                6/90      96.8           7.3             295
                                        Rest of Country                     96.8          17.9               7
                                                                  8/99
  Uruguay..........................     Coastal Corridor         11/91      46.0           2.1             116
  Venezuela........................        Nationwide            11/91      78.2          23.2           2,219
                                                                                         -----           -----
    Communications subtotal:.......                                                      176.1           6,236
ADVERTISING AND DIRECTORY
  PUBLISHING.......................

OTHER..............................

  TOTAL (100% OF OPERATING
    COMPANIES).....................

                                          YEAR ENDED
                                       NOVEMBER 30, 1999
                                     ---------------------
COUNTRY                               REVENUE      EBITDA
-------                              ----------   --------
                                         (IN MILLIONS)
COMMUNICATIONS:
  Argentina........................  $    799.5   $  234.0(1)
                                             --         --
  Brazil...........................       692.8      155.4
                                          103.0      (35.7)
  Chile............................       139.4       (4.8)(1)
                                             --         --
  Ecuador..........................        85.4       22.2
  Guatemala........................          --         --
  Nicaragua........................
                                           31.1       11.6
  Panama...........................       107.9       56.2
  Peru.............................       152.1       24.3
                                            0.7       (5.5)
  Uruguay..........................        80.0       34.9
  Venezuela........................     1,108.8      374.4
                                     ----------   --------
    Communications subtotal:.......     3,300.7      867.0
ADVERTISING AND DIRECTORY
  PUBLISHING.......................        73.7      (19.9)
OTHER..............................        50.2      (85.2)
                                     ----------   --------
  TOTAL (100% OF OPERATING
    COMPANIES).....................  $  3,424.6   $  761.9
                                     ==========   ========

---------------

(1) Includes development costs associated with new operations in the rest of the country and long distance service.
(2) The Latin America Group expects to exercise an existing fully paid option to acquire an additional 40%.

     For fiscal year 1999, the Latin America Group's operating companies in aggregate produced total revenues of $3.4 billion and operating income before depreciation and amortization expense, or EBITDA, of $762 million. As of November 30, 1999, the Latin America Group's proportionate share of each of its operating companies' debt amounted to $1.8 billion.

     The financial data presented above represents the total operating results of each of the Latin America Group's combined and uncombined operating companies. This presentation is not permitted under, and is not intended to replace the combined operating results prepared and presented in accordance with, generally accepted accounting principles in the United States. However, since the Latin America Group has significant interests in wireless businesses that are not presented on a combined basis, we believe that this data facilitates a more detailed understanding and assessment of the combined operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of the Latin America Group" and the Latin America Group's combined financial statements and related notes appearing elsewhere in this prospectus.

COMPETITIVE STRENGTHS

     We believe the following competitive strengths distinguish the Latin America Group from its competitors:

     - ESTABLISHED AND RAPIDLY GROWING BASE OF CUSTOMERS. Through its early entry into Latin America and successful growth, the Latin America Group has built a large and rapidly growing customer base. As of November 30, 1999, the Latin America Group's operating companies served an aggregate of 6.2 million customers. During fiscal year 1999, the Latin America Group grew its customer base by 2.7 million customers, an increase of 78.3% to 6.2 million. We believe the Latin America Group's large customer base provides it with several key advantages, including facilitating strategic partnering arrangements, scale sufficient to roll out new wireless services profitably and a platform for entering new lines of business, such as Internet and data services.

     - STRONG PAN-REGIONAL PRESENCE. The Latin America Group is one of a few wireless telecommunications companies with a pan-regional presence in Latin America and its footprint is the largest in the region. We believe the Latin America Group's experience and proven success in establishing, growing and operating wireless businesses in multiple markets within the region allow it to better anticipate future market trends and the needs of its customers. The Latin America Group is well positioned to increasingly offer its services on a pan-regional basis where permitted by local regulation. For example, the Latin America Group is currently deploying a pan-regional satellite and fiber ATM- and IP-based network to interconnect each of its operating companies and support voice, Internet and data services.

     - REPUTATION FOR PROVIDING SUPERIOR SERVICES. We believe the Latin America Group offers its customers the highest quality telecommunications services and customer care available within its markets and that it has developed a strong reputation for doing so. As competition in the industry grows, we believe the Latin America Group's reputation for superior customer service will continue to enable it to attract and retain high-quality customers without competing primarily on the basis of price. The Latin America Group benefits from the customer service expertise of the BLS Group, which has won 11 J.D. Power & Associates awards for superior customer service in the last four years.

     - HIGH-CAPACITY DIGITAL BACKBONE NETWORKS. The operating companies of the Latin America Group operate their own high-capacity digital networks in major markets. We believe these backbone networks enable the Latin America Group's operating companies to provide high-quality service, reduce interconnection costs and increase call completion rates. In addition, these backbone networks facilitate the offering of value-added wireless services, which may not be supported by another carrier's network. Moreover, we believe these high-capacity networks will reduce costs and time to market in rolling out new Internet, data and voice services.

     - ESTABLISHED BRANDS. The brands established by the Latin America Group's operating companies are among the best known brands in their markets, and are closely associated with high-quality wireless services in those markets. As competition in the wireless communications industry intensifies, we believe the power of a strong brand will play an increasingly important role in consumers' purchasing decisions. Further, as the Latin America Group expands its footprint and offers new services, we believe the strength of its brands will assist it in successfully and rapidly penetrating these markets.

     - EXPERIENCED MANAGEMENT TEAMS. The Latin America Group has been providing high-quality wireless services in Latin America since 1989 and has developed experienced management teams at the country level, which are supported by its U.S.-based corporate management team. On average, the general manager of each of the Latin America Group's operating companies has approximately nine years of experience in the communications industry.

     - STRONG RELATIONSHIP WITH THE BLS GROUP. We expect the Latin America Group to continue benefiting from its relationship with the BLS Group. Such benefits include:

      -- access to the BLS Group's managerial resources, including its world class expertise and experience in all areas of telecommunications services;

      -- ability to leverage the combined purchasing power of the BLS and Latin
         America Groups; and

      -- enhanced ability to access capital.

BUSINESS STRATEGY

     To achieve its goal of becoming the leading pan-regional integrated communications provider in Latin America, the Latin America Group will leverage its competitive strengths and market position in wireless telecommunications by pursuing the following strategies:

     - CONTINUE TO RAPIDLY GROW EXISTING WIRELESS OPERATIONS. We believe there are considerable opportunities for long-term growth of the Latin America Group's wireless telecommunications businesses in their existing markets. For example, the Latin America Group's operation in Venezuela increased its customer base by over one million customers, or almost 90%, in 1999, its eighth year of operation. Industry sources estimate that the number of wireless subscribers in Latin America will triple over the next five years. With its established brands and reputation for quality customer service, the Latin America Group is well positioned to benefit from this expected subscriber growth. And, in order to derive greater revenues from existing customers, the Latin America Group plans to offer a variety of value-added services, including wireless Internet and other wireless data applications.

     - EXPAND PAN-REGIONAL FOOTPRINT. We seek to further develop the Latin America Group's position as the leading pan-regional wireless telecommunications provider through expansion into new geographic markets. The Latin America Group plans to expand its footprint by bidding for new licenses and by pursuing selective acquisitions of existing service providers, both in countries in which it currently operates and in new countries.

      -- In-country expansion opportunities. The Latin America Group intends to expand its wireless footprint within selected countries in which it currently operates but lacks a nationwide presence. In the last two years for example, the Latin America Group's operating companies acquired licenses for the remainder of Argentina, Chile and Peru to give them a nationwide presence in each of those markets, adding a total of approximately 47 million POPs. Other attractive in-country expansion opportunities include Brazil and Uruguay, which together possess over 120 million total POPs outside the Latin America Group's existing licensed areas.

      -- New-country expansion opportunities. The Latin America Group will also focus on expanding its operations into selected Latin American countries in which it is not currently operating. The Latin America Group will primarily focus on establishing operations in countries of strategic importance to its pan-regional operations, such as Colombia, El Salvador, Honduras and Costa Rica. The Latin America Group will also consider entry into other countries when it is economically attractive to do so. In 1999 for example, the Latin America Group acquired a nationwide license with a Latin American partner to provide wireless service in Guatemala to approximately 11.9 million POPs.

     - BROADEN EXISTING CAPABILITIES AND SERVICE OFFERINGS. We believe the Latin America Group's existing networks and operations provide it with a strong platform from which to offer a broad array of communications services. The Latin America Group is building on this platform in two fundamental respects:

      -- In its larger markets, such as Venezuela, Argentina and Peru, the Latin
         America Group is augmenting its access to customers, especially large corporate customers and multiple-family residences, with various "last mile" technologies, including wireless broadband local loop. Where justified by traffic volume, the Latin America Group intends to provide broadband access through fiber optic cable. High bandwidth local access technologies will position the Latin America Group to offer advanced data services with high growth potential, such as Internet access and data network services.

      -- The Latin America Group is in the process of deploying, via owned or leased capacity, an international network to interconnect its operating companies' networks and provide direct connectivity within Latin America and to and from North America and Europe. This network will enable the Latin America Group's operating companies to offer international long distance services, Internet access and transport and end-to-end managed data services.

     - REALIZE INCREASED SYNERGIES AMONG ITS EXISTING OPERATIONS. We believe the Latin America Group can utilize the collective assets and expertise of its operating companies to realize synergies unavailable to many of its competitors. Existing efforts to realize such synergies include leveraging the collective purchasing power of all of the Latin America Group's operating companies; sharing information, ideas and experience among the Latin America Group's operating companies through a best practices program; and planning to centrally manage its properties in Panama, Guatemala and Nicaragua.

     - PURSUE SELECTIVE STRATEGIC TRANSACTIONS THAT COMPLEMENT ITS BUSINESS PLAN. We believe that, as in Europe and the U.S., the Latin American communications industry will experience increased consolidation, with single-market providers combining or aligning with pan-regional operators. The Latin America Group will carefully evaluate opportunities for selective strategic acquisitions that cost-effectively either accelerate or implement the Latin America Group's business strategy. Such acquisitions may expand the Latin America Group's footprint, enhance its service capabilities or increase economies of scale. The Latin America Group will also consider opportunities to increase its ownership in selected markets by acquiring the interests of its partners.

COMMUNICATIONS SERVICES

     The Latin America Group's operating companies offer a variety of communication services in their respective markets. The table below sets forth the primary services currently offered in each market:

                                                     COMMUNICATIONS SERVICES
                                 ----------------------------------------------------------------
                                                                    DATA                             ADVERTISING
                                  MOBILE    WIRELESS   INTERNET   NETWORK      LONG     WIRELESS    AND DIRECTORY
COUNTRY                          WIRELESS     DATA     SERVICE    SERVICES   DISTANCE   PAYPHONES     PUBLISHING
-------                          --------   --------   --------   --------   --------   ---------   --------------
Argentina......................     X          X          X          X          X
Brazil.........................     X          X                                                          X
Chile..........................     X                     X                     X
Ecuador........................     X          X                                X           X
Guatemala (mid-2000)...........     X          X
Nicaragua......................     X                                                       X
Panama.........................     X                     X
Peru...........................     X          X                     X          X           X             X
Uruguay........................     X                     X
Venezuela......................     X          X          X          X                      X

     Other services offered in selected markets include web hosting, vehicle location services and, to the extent permitted by law, local access service.

     MOBILE WIRELESS

     Mobile wireless telecommunication is the primary business of the Latin America Group and is offered in all of its markets. Mobile wireless includes cellular, personal communications service, or PCS, and enhanced specialized mobile radio systems, or ESMR. Each of these technologies generally operates at different radio frequencies. However, each of these technologies is capable of providing two-way voice and data communication between handheld and vehicle-mounted radio telephones and, through interconnection with other networks, two-way communication with fixed-line devices. The Latin America Group's operating companies offer wireless service using cellular frequencies in all of their current countries of operation. In addition, wireless services using PCS and ESMR frequencies are offered in Argentina, and the license recently obtained in Guatemala is for PCS frequencies. We believe that, from a customer's perspective, any significant difference in features and functionality of the three technologies results from the handset capabilities and network infrastructure deployed in a particular system, rather than any difference in the properties of the particular radio frequencies. For example, all three technologies are capable of providing value-added services and roaming.

     VALUE-ADDED SERVICES. The Latin America Group's operating companies' digital wireless networks allow a number of advanced services and features to be offered with wireless service, including voice mail, caller ID, call forwarding, call waiting and three-way calling. These services increase the utility to customers and typically increase usage and service revenues for the Latin America Group's operating companies.

     ROAMING. Intra-country roaming is available in certain markets where the Latin America Group does not have full geographic coverage, such as Brazil and Uruguay. These services are facilitated through agreements with other intra-country wireless operators to permit customers to use their wireless handsets outside of their provider's geographic territory. The Latin America Group's operating companies offer automatic wireless international roaming services to and from many areas of Latin America and North America as well as selected destinations in Asia. These services are provided pursuant to agreements with other wireless service providers. Northbound roaming from Latin America to North America and intra-Latin America roaming was initiated in early 1999. Southbound roaming is currently available between North America and Sao Paulo, Brazil; Argentina; Chile; Colombia; El Salvador; Guatemala; Nicaragua; Panama; Peru; Uruguay; and areas in the Caribbean. The Latin America Group intends to continue to expand roaming service both within and outside of Latin America.

     WIRELESS INTERNET AND DATA

     Wireless Internet and data applications and new broadband services represent opportunities for new revenue streams and enhanced customer retention. The Latin America Group currently offers wireless data services, such as short messaging service, in a number of markets. Short messaging service allows a wireless handset to send, receive and store short alphanumeric messages and pages. In addition, the Latin America Group plans widespread deployment of wireless Internet service and currently offers this service in Argentina. The Latin America Group intends to leverage its large customer base to provide web-based value-added services, including browsing, electronic scheduling, information services, e-commerce and more. Moreover, the Latin America Group believes it can be successful in offering broadband wireless Internet and data. We believe the wireless medium will become a primary means of access to the Internet using wireless handsets, personal digital assistants, personal computers, Internet appliances and other devices. We believe this will hold true in Latin America, particularly considering its relatively low wireline penetration.

     INTERNET SERVICE

     The Latin America Group's operating companies have launched Internet service providers, or ISPs, in Argentina, Chile, Panama, Uruguay and Venezuela. These local ISPs offer dial-up Internet access and support dedicated lines to serve residential and business customers. ISPs for all markets are planned, when and as permitted by local regulation. In addition to providing access to the Internet, the Latin America Group's ISPs intend to provide value-added Internet services. Services such as web hosting, portals and e-commerce applications will be offered either independently or through alliances with strategic partners. The Latin America Group's operating company in Venezuela is currently offering these services.

     DATA NETWORK SERVICES AND PRIVATE NETWORKS

     Data network services include dedicated Internet access, leased lines, frame relay and ATM-based services. Private networks connect the various buildings and offices of corporate customers with one another and with the service provider's backbone network using a combination of microwave transceivers and fiber optic cables. Currently, data network services and private networks are provided by the Latin America Group's operating companies in Argentina, Venezuela and Peru. The variety and quality of network services available to customers is augmented by the pan-regional satellite and fiber ATM- and IP-based network currently being deployed by the Latin America Group. As the countries in which the Latin America Group has operations liberalize their telecommunications laws, the Latin America Group plans to provide data network and private network services in additional markets.

     DOMESTIC AND INTERNATIONAL LONG DISTANCE

     The Latin America Group's operating companies provide both domestic and international long distance services in several major markets in Latin America, including Argentina, Chile and Peru. The Latin America Group intends to offer both domestic and international long distance service in each of its other markets when and as permitted by local regulation. Domestic long distance traffic will be carried over the backbone networks of the Latin America Group's operating companies. To support international long distance service, the Latin America Group is deploying a pan-regional satellite and fiber ATM- and IP-based network. This network interconnects with other Latin American and international carriers and will interconnect with the backbone networks of each of the operating companies, to the extent the Latin America Group's operating companies are permitted by local law to originate and terminate international long distance traffic.

     ADVERTISING AND DIRECTORY PUBLISHING

     The Latin America Group is one of the largest publishers of classified and yellow page directories in Latin America. Its operating companies in Brazil and Peru publish over 130 titles annually and also offer electronic advertising services. Revenues are principally derived from sales of advertising in directories and from telephone companies paying for listing services. In addition to print products, the Latin America Group offers Internet-based directory services and e-commerce applications. The Latin America Group plans to develop its advertising and publishing business in existing markets, build upon its Latin American Internet-based advertising and directory businesses and evaluate opportunities to expand this business into new geographic markets.

     LOCAL ACCESS SERVICES

     The Latin America Group's operating companies, when and as permitted by law, are beginning to offer local fixed access service through various "last mile" access technologies, including wireless broadband local loop in some markets. Where justified by traffic volume, the Latin America Group intends to provide broadband access through fiber optic cable. Such high bandwidth local access technologies connect customers to the backbone networks of the local operating companies and allow for the provision of Internet and high-speed data services as well as traditional voice services. Currently, local access service is provided in Argentina and Peru, and in Venezuela for data services only. A number of Latin American markets have announced plans to liberalize local service provision, including Venezuela and Brazil.

     INTERACTIVE AND BASIC PAGING

     Interactive paging provides two-way radio transmission of text messages, such as e-mail, between handheld devices, computers and similar appliances. Basic paging provides one-way transmission of brief alphanumeric messages, such as a telephone number, to a handheld device from a telephone or computer.

Information services, including stock quotes, news headlines and sports scores, are also supported by interactive and basic paging. Currently, interactive paging is offered in Venezuela.

     HANDSETS AND ACCESSORIES

     The Latin America Group's operating companies sell wireless handsets and other communication devices such as pagers. Manufacturers of the handsets sold by the Latin America Group's operating companies include Nokia, Ericsson and Motorola. While handset sales can generate significant revenues, such sales are typically made at or below cost as part of a package that includes subscription for wireless service. The operating companies also offer a variety of handset accessories, such as chargers, headsets, hands-free kits for vehicles, belt clips, faceplates and batteries. Unlike prices for handsets, prices for accessories typically are not subsidized.

     INTERNATIONAL ROAMING CLEARINGHOUSE

     The Latin America Group's network services division is the leading provider of automatic roaming services in Latin America. The network services division provides a suite of services to facilitate automatic international roaming using its intelligent signaling network to provide connectivity to wireless carriers in South, Central and North America, the Caribbean and selected markets in Asia. It also provides fraud management services and services that facilitate the provision of customer care and technical support to customers roaming outside the network operator's territory. The network services division also operates an international roaming clearinghouse for the BLS Group's U.S. wireless companies. Although the automatic roaming services and clearinghouse businesses are not a significant source of revenues for the Latin America Group, they do support roaming arrangements between carriers and allow for settlement of inter-carrier payments, which is necessary to permit wireless users to roam in the region.

NETWORKS AND TECHNOLOGY

     NETWORKS

     Each of the Latin America Group's operating companies operates a cellular or PCS network to support its core wireless telephone services. The basic architecture of existing cellular and PCS networks includes cell site radio base stations, switching machines and fixed telecommunications facilities. The cell site base stations contain the radio transmitters and receivers. These are strategically placed to ensure that the service area specified by customer demand and government requirements is covered with radio signals of sufficient strength to provide high-quality service. Switching machines serve as the control and interconnect medium of the system. All cell sites connect to a switching machine that controls the interaction between cell sites. When a customer moves from an area served by one cell site to another, the switch controls the handoff of service between cell sites. The switch also controls and establishes the interconnection with other networks. Fixed communications facilities connect the cell sites to the switches, and the switches to other communications networks. These facilities can be comprised of any suitable transmission medium, including microwave radio, fiber optic cable and copper cable. Microwave is typically used to provide the fixed network for most new cellular or PCS systems. Subsequently, as traffic within the network increases, microwave can be supplemented or replaced with fiber optic cable to improve the capacity and reliability of the connection. Fixed telecommunications facilities can be constructed and owned by the wireless company or leased from either the local telephone company or a competing carrier.

     The Latin America Group's operating companies interconnect with both wireline and other wireless operators in their markets. Carriers charge one another for calls that are carried over their networks, and typically the further a carrier must carry a call over its network, the higher the interconnection charge. Carriers consequently have an incentive to carry as much of their own traffic as possible and to interconnect with other carriers at numerous points to minimize the interconnection and carriage charges from other carriers. The Latin America Group's operating companies' high-capacity network backbones reduce interconnection costs, increase call completion rates and enable them to offer value-added services. The Latin America Group's operations in markets such as Argentina, Chile, Ecuador, Panama, Peru and Venezuela have significantly reduced interconnection fees and reliance on competitors' networks and, we believe, increased customer service quality.

     While the networks of the Latin America Group's operating companies are built to support their core wireless services, the existence of the networks enables the operating companies to offer other services. As the operating companies develop into fully integrated communications providers, in many cases they already have in place a high-capacity network to support additional services and telecommunications traffic. For example, offering high-speed data and local calling requires that the Latin America Group only build a "last mile" -- that is, a connection from the nearest point on the network to the customer. For the Latin America Group's existing wireless customers, cellular or PCS wireless telecommunications provides the last mile. The Latin America Group intends to supplement this "last mile" solution with other technologies, including "fixed wireless" technologies such as Local Multipoint Distribution System, or LMDS, or third generation cellular technology currently under development. Where justified by traffic volume, the Latin America Group intends to provide broadband access through fiber optic cable.

     As part of its plans to interconnect the networks of its operating companies with each other and with North America and Europe, the Latin America Group has begun deploying an international network utilizing ATM and IP transmission protocols over satellite and fiber optic facilities. This network provides the operating companies with the capacity to offer international long distance services and global Internet connectivity. The network consists of satellite-based connectivity provided via leased transponder capacity on the Intelsat, SatMex-5 and Solidaridad-2 satellites. To access these satellites, the Latin America Group utilizes earth station facilities located in Argentina, Venezuela, Peru, Chile, Ecuador and the United States. The network also provides high-capacity connectivity directly to North America on several submarine cable systems, including Americas I, PanAm and Maya-1. These submarine systems are connected to the Latin America Group's carrier-grade, international gateway switches located in Santiago, Chile and Florida. Connectivity to Europe is then provided via capacity on the TAT-14 and AC-1 submarine systems, which are linked to the Latin America Group's carrier-grade, international gateway switches in New Jersey and London. Finally, the network is monitored and managed on an end-to-end basis from a single network operations center based in Atlanta, Georgia.

     TECHNOLOGY

     Cellular carriers in Latin America typically choose from among four technologies for cellular communications -- two analog and two digital. The earlier analog standards include Advanced Mobile Phone Service, or AMPS, and narrowband AMPS, or N-AMPS. The digital technologies include Time Division Multiple Access, or TDMA, and Code Division Multiple Access, or CDMA. Digital technologies offer more capacity and lower network costs per subscriber than the older analog technologies and allow carriers to offer more value-added services. The two different digital standards are incompatible with each other. TDMA and CDMA handsets typically include AMPS transceivers to facilitate roaming into areas where the digital technology of the subscriber's home system is not available. A third digital cellular technology that is commonly deployed in Europe and some other parts of the world is Global System for Mobile Communications, or GSM. The most recent competitors in the Venezuelan wireless service market have deployed GSM technology.

     The Latin America Group's operating companies have deployed digital technologies in all of their current markets except for Uruguay, where digital service at PCS frequencies is expected to supplement the existing analog network by the end of the year. The Latin America Group is also installing an all-digital network using PCS frequencies in its newest operation in Guatemala. The Latin America Group's operating companies use either TDMA or CDMA in their operations, selecting the type of digital technology for each particular market that optimizes the combination of cost, quality and capacity available at the time. We do not believe the choice of digital technology, whether TDMA or CDMA, plays any role in the decision by a material number of potential customers in our Latin American markets when selecting a wireless service provider. However, while roaming capability is available, whether through utilization of AMPS technology or the digital network of a competitor, the lack of a common digital technology across all of the Latin America Group's operating companies means that customers will not presently be able to roam onto the digital networks of all of the other operating companies in the Latin America Group.

OVERVIEW OF COUNTRY OPERATIONS

     The Latin America Group owns a substantial interest in each of its operating companies. Its largest operations by revenue are in Venezuela, Brazil and Argentina. The Latin America Group also has operations in Chile, Ecuador, Nicaragua, Panama, Peru and Uruguay, and will commence operations during mid-2000 in Guatemala.

     The Latin America Group typically plays a lead role in the management and direction of its operating companies. In some cases, the ownership structure of these companies reflects government requirements that local owners hold an interest in licensed telecommunications operators. When entering new markets, the Latin America Group typically seeks to build strong relationships with one or more local partners who are more familiar with the country's business and political environment.

     In structuring its investments, the Latin America Group exercises operating influence through board representation, the right to appoint certain key members of management and consent rights with respect to significant matters, including amounts of capital contributions. In addition, the Latin America Group tries to assure its ability to maintain a position of influence in the venture, if not outright control, by obtaining rights of first refusal on future sales of a partner's interest and on equity issuances by the venture. The particular governance rights of the Latin America Group vary from venture to venture, and often are dependent upon the size of its investment relative to other investors. Under the governing documents for some of these ventures, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of the Latin America Group's partners. The Latin America Group will likely enter into similar arrangements to pursue additional opportunities in Latin America.

     VENEZUELA

     The Latin America Group conducts its Venezuelan operations through its 78.2% interest in Telcel, which operates a nationwide wireless network. Telcel commenced operations in 1991. Telcel is the leading wireless provider in Venezuela and also offers a wide variety of communications services, including Internet access and data network services. The Telcel brand is one of the most recognized in Venezuela. In early 2000, a limited co-branding campaign was initiated, introducing the BellSouth brand alongside Telcel. The Latin America Group plans to gradually increase co-branding activities during the year and expects the Telcel/BellSouth brand to be widely used by early 2001.

     Telcel's customer base grew to over 2.2 million wireless customers in 1999, its eighth year of operation. This represented an increase of approximately 90% over 1998 despite a decline in GDP of almost 8% in 1999. As of December 31, 1999, Telcel's wireless network had coverage of over 90% of the Venezuelan population. Telcel has successfully grown its core wireless telephone business and leveraged its operations and customer base to offer an expanding array of communications services. The company operates one of the leading Internet service providers in Venezuela, providing dial-up service to over 85,000 customers and dedicated data links for approximately 100 corporate accounts at November 30, 1999. Telcel also maintains an Internet portal and launched the first Internet shopping mall in Venezuela. In November 1999, Telcel introduced a two-way interactive paging service that allows customers to receive e-mail on mobile handheld devices and to send messages to a variety of communications devices, including fax machines, computers and pagers.

     The following table shows several key statistics concerning Telcel's operations for the fiscal years ended November 30, 1997, 1998 and 1999, and nationwide wireless penetration and GDP growth for 1997, 1998 and 1999:

                                                                FISCAL YEAR ENDED NOVEMBER 30,
                                                              ----------------------------------
                                                                1997        1998         1999
                                                              --------    --------    ----------
                                                              (DOLLARS IN MILLIONS; CUSTOMERS IN
                                                                          THOUSANDS)
Total Operating Company:
  Revenue...................................................   $452.4      $806.2      $1,108.8
  EBITDA....................................................   $190.8      $373.4      $  374.4
  Licensed POPs.............................................     21.9        22.7          23.2
  Telcel Wireless Customers.................................      697       1,168         2,219
Proportionate:
  Revenue...................................................   $247.3      $556.2      $  866.6
  EBITDA....................................................   $104.1      $257.4      $  292.6
  Licensed POPs.............................................     12.6        17.7          18.1
  Telcel Wireless Customers.................................      400         913         1,734

Penetration (all carriers)(1)...............................      4.6%        8.0%         14.3%
GDP Growth(2)...............................................      5.9%       (0.7)%        (7.6)%

---------------

(1) Source: Pyramid Research.
(2) Source: International Monetary Fund.

     MARKET DEMOGRAPHICS. Venezuela represents one of the largest markets in Latin America, with a population of approximately 23.2 million as of 1999. Over 90% of the population resides in cities. In 1999, wireline penetration was approximately 11.3% and wireless penetration was approximately 14.3%

     BUSINESS OPPORTUNITY. In order to improve its existing services and be able to expand its service offerings, Telcel upgraded its wireless network to CDMA digital technology in 1999. The improved capacity of the digital service, together with Telcel's established brand and the promotion of prepaid plans, allowed it to increase customers by 90% in 1999. We believe Telcel has further potential to increase its wireless customers. Moreover, the improved functionality of the CDMA handsets allows Telcel to offer a wider array of value-added services, including short messaging service and other data applications. We believe these value-added services will improve customer retention and produce additional service revenues.

     In building out its wireless network, Telcel installed a technologically advanced network and deployed it further into the interior of Venezuela than its competitors. Its high-capacity network backbone, which was recently upgraded to fiber optic cable for several major links, allows it to carry its wireless customers' traffic economically. The backbone network, augmented by microwave and fiber optic local access technologies, supports a variety of services, including data network services and dedicated high-speed Internet access. Telcel plans to provide a full suite of telecommunications services, including local and long distance voice services following the opening of these markets to competition, which is scheduled to occur in November 2000. Telcel is testing several local access technologies, including wireless broadband local loop, to provide a "last mile" local access solution.

     SALES AND MARKETING. Telcel concentrates its marketing efforts on serving the needs of the corporate segment and the mass market. For corporate customers, Telcel has a dedicated sales force to meet their needs for wireless, Internet and data services. For the mass market, Telcel provides a variety of services to meet customers' needs. Telcel seeks to make its products valuable and convenient to customers. With over 1,000 authorized agents, 40 service centers and 20,000 prepaid card distribution points, Telcel has a wide presence in Venezuela.

     Telcel has been recognized as one of the ten most admired companies in Venezuela, and the Telcel brand has achieved nearly universal brand recognition in Venezuela. Telcel maintains a high corporate profile with strong community ties, and consumers identify the Telcel brand as prestigious, innovative and technologically advanced. The company frequently launches special promotions using radio, billboards and newspapers to generate awareness and attention to its brand.

     MANAGEMENT TEAM. Telcel has assembled a strong management team to help it execute its business strategy. At January 2000, Telcel had approximately 2,600 employees. Telcel's senior management team includes:

          Oswaldo Cisneros, Chairman and Chief Executive Officer. Mr. Cisneros has served as Telcel's Chairman and Chief Executive Officer since 1991. Prior to joining Telcel, Mr. Cisneros served as President of Pepsi Cola's Venezuelan operations, President of Central Azucarero Portoguesa, President of the Produvisa Glass Manufacturing Company and President of Coca-Cola Venezuela.

          Enrique Garcia, Executive President and Chief Operating Officer. Mr. Garcia has served as Telcel's Executive President and Chief Operating Officer since 1996, and has been with Telcel in various capacities since 1992. Prior to joining Telcel, Mr. Garcia was employed with Cellular One of Puerto Rico, Unisys, Coopers & Lybrand and Pepsi Cola. Mr. Garcia has more than 28 years of experience in telecommunications, information technology, general management, marketing and finance.

          Ricardo Mata, Executive Vice President, Administration and
     Finance. Mr. Mata has served as Telcel's Executive Vice President for Administration and Finance since 1997. Prior to joining Telcel, Mr. Mata was the Corporate Finance Vice-President for Oficina Central de Asesoria y Ayuda Tecnica C.A. with responsibilities for Pepsi Cola's Venezuelan operations, Produvisa Glass Manufacturing Company and Central Azucarero Portuguesa.

          Gustavo Enrique Reyes Reverol, Technology and Information Vice President. Mr. Reyes has served as Telcel's Technology and Information Vice President since 1993 and has been with Telcel in various capacities since 1992. Mr. Reyes previously worked for 15 years in management of the construction of the Itaipu Hydroelectric Power Plant.

     STRATEGIC PARTNERS. Telcel's other major shareholder is Argenta Finance, which is controlled by Telcel's Chairman, Mr. Oswaldo Cisneros. Argenta holds an indirect 21% interest in Telcel. Under certain circumstances, Argenta has the right to require the Latin America Group to purchase, and the Latin America Group has the right to require Argenta to sell to the Latin America Group, approximately half of Argenta's interest in Telcel.

     COMPETITION. Telcel's principal competitor is CANTV's wireless subsidiary, Movilnet. CANTV is partially owned by GTE Corporation. CANTV also competes with Telcel in the data network services and Internet service businesses. In 1997, the Venezuelan government awarded regional licenses to three new entrants to provide wireless service, which collectively comprise a nationwide footprint. The three new entrants each deployed the same digital technology and are entitled to provide wireless service in the metropolitan areas within their respective regions, after meeting rural area coverage requirements. At least one of these new entrants is already adding customers in metropolitan areas. The Venezuelan government has also announced plans to award new nationwide wireless licenses in the future.

     REGULATORY ENVIRONMENT. Since 1991, telecommunications in Venezuela have been regulated by CONATEL, an agency under the Ministry of Infrastructure, formerly the Ministry of Transportation and Communications. CONATEL coordinates and approves expansion, modernization and improvement of Venezuela's telecommunications system. CONATEL also monitors Telcel's compliance with its various concessions and is responsible for establishing the range of rates Telcel can charge for its services, including usage, activation and service charges. Venezuela is scheduled to open its telecommunications market to full competition in November 2000.

     CONCESSIONS. Telcel holds four nationwide concessions from CONATEL and the Ministry of Infrastructure, as set forth below:

                                                                        INITIAL TERM
                                                              GRANTED     EXPIRES
                                                              -------   ------------
Cellular service............................................   1991         2011
Value Added Services, including Internet service............   1995         2005
Private networks............................................   1993         2003
Wireless data...............................................   1994         2014

     Telcel's cellular concession imposes network build-out requirements and quality standards, subjects Telcel to rate range regulation by CONATEL and imposes a special tax on Telcel, which reached in 1996 its maximum level of 10% of Telcel's gross income from services offered under the concession. The concession may be extended for additional 20-year terms if Telcel complies with its obligations under the concession and agrees to any new conditions which the Ministry of Infrastructure may establish in view of the national public interest. Additionally, the concession currently prohibits Telcel from competing directly with CANTV in providing landline local, domestic long distance -- except for its own wireless customers -- and international long distance telephone service.

     Telcel's other concessions may each be extended for an additional 10- or 20-year period, provided Telcel has complied with all conditions of the particular concession. In determining whether to agree to the extension of any of the other concessions, CONATEL will take the national public interest into account.

     BRAZIL

     The Latin America Group and its Brazilian partners operate two wireless telecommunications companies in Brazil under the BCP brand name. In 1997, BCP purchased cellular concessions for metropolitan Sao Paulo, and six Northeastern states for $2.4 billion and $497 million, respectively. The Latin America Group owns 44.5% of the Sao Paulo operations and 46.8% of the Northeast operations. BCP began providing digital cellular service in metropolitan Sao Paulo in May 1998 and in the Northeast in June 1998. After a rapid build-out of its network, BCP signed up nearly one million customers by calendar year end 1998, and had in excess of 1.7 million customers at November 30, 1999. BCP has quickly distinguished itself as the premium provider of cellular services in its territories. In less than two years, BCP has achieved market shares of approximately 44% in metropolitan Sao Paulo and 31% in the Northeast region despite significant competition from the incumbent cellular provider. The following table shows several key statistics concerning BCP's metropolitan Sao Paulo and Northeast operations for the fiscal years ended November 30, 1997, 1998 and 1999, and nationwide wireless penetration and GDP growth in Brazil for 1997, 1998 and 1999:

                                                                FISCAL YEAR ENDED NOVEMBER 30,
                                                              -----------------------------------
                                                                1997         1998         1999
                                                              ---------    ---------    ---------
                                                              (DOLLARS IN MILLIONS; CUSTOMERS IN
                                                                          THOUSANDS)
Total Operating Company:
  Revenue...................................................       --       $482.6       $795.8
  EBITDA....................................................   $(56.5)      $ 44.7       $119.7
  Licensed POPs.............................................     44.3         44.6         44.7
  BCP Wireless Customers....................................       --          780        1,731
Proportionate:
  Revenue...................................................       --       $200.1       $356.3
  EBITDA....................................................   $(25.1)      $ 17.9       $ 52.4
  Licensed POPs.............................................     18.6         20.5         20.5
  BCP Wireless Customers....................................       --          350          780

Penetration (all carriers)(1)...............................      2.9%         4.5%         8.9%
GDP Growth(2)...............................................      3.7%         0.1%        (1.0)%

---------------

(1) Source: Pyramid Research.
(2) Source: International Monetary Fund.

     The Latin America Group also operates two advertising and publishing companies in Brazil which together have a market share of approximately 55% in the Brazilian directory advertising market. Listel, a wholly-owned operating company, is Brazil's largest yellow pages company and publishes directories which cover approximately 85% of Brazil, including Sao Paulo state. OESP Midia Direta, in which the Latin America Group has a 40% interest, is Brazil's second largest yellow pages company and publishes directories in the city of Sao Paulo and the state of Rio de Janeiro, as well as a national business-to-business directory. Both companies also sell Internet-based directory and advertising products and services.

     MARKET DEMOGRAPHICS. Brazil is the most populous country in Latin America, with approximately 163.8 million people, and is the tenth largest economy in the world. As the largest Latin American market based on size, population and GDP, we believe Brazil provides the region's best telecommunications opportunities. Wireline penetration in Brazil in 1999 was approximately 15.4% while wireless penetration was approximately 8.9%.

     With a total population of more than 18.1 million, metropolitan Sao Paulo is viewed as one of the most attractive wireless markets in Latin America. The metropolitan Sao Paulo region served by BCP is one of the most affluent urban regions in Latin America and includes 25 communities with populations of more than 100,000 people. The Northeast region is populated by approximately 26.6 million people and has more than 24 communities with populations of more than 100,000 people, including Recife and Fortaleza, Brazil's fifth and eighth largest cities.

     BUSINESS OPPORTUNITY. Opportunities for growth in BCP's cellular business in both the Sao Paulo metropolitan area and the Northeast are significant, particularly in light of relatively low landline and wireless penetration in these areas. BCP believes that it is well positioned to take advantage of the growth opportunities in these regions due to its extensive customer base, reputation for superior service and strong brand.

     As a result of its reputation for customer service and its robust wireless network, BCP expects to be in a position to offer additional services to its customer base, including Internet and data services such as e-mail, information services and electronic commerce applications. BCP has also put in place an advanced information technology system designed to allow it to launch products and services quickly and efficiently. BCP was the first operator in Brazil to offer automatic roaming to the United States, the first to offer roaming for prepaid customers and the first nonincumbent operator to offer short messaging service. BCP received a license in June 1999 that will permit it to provide data network services to the corporate market, and eventually to offer fixed data and voice services to key corporate users.

     The Brazilian government has indicated that it intends to auction PCS licenses across Brazil in 2000 or 2001. BCP may participate in these auctions, if permitted, potentially providing an opportunity for BCP to expand its national footprint or to acquire additional radio spectrum in its current territories. In addition, Brazil is obligated by international treaty to open all of its telecommunications market segments to competition over the next four years. BCP may consider expanding its footprint by pursuing selective strategic acquisitions of other wireless operators.

     SALES AND MARKETING. BCP pursues a marketing strategy that emphasizes the quality and reliability of its cellular services and product differentiation under the BCP brand name. BCP markets its services and products both through its own direct sales force of sales representatives and its network of independent distributors. BCP has approximately 1,000 points of sale in its metropolitan Sao Paulo and Northeast markets, including over 30 BCP-owned retail stores. BCP also has over 5,000 sales points for its prepaid cards. In 1999, BCP began to actively promote the availability of prepaid wireless services to encourage subscription by broader demographic segments not previously targeted. In the Sao Paulo metropolitan area, prepaid service was launched in May 1999 and is adding an average of more than 1,500 customers per day.

     MANAGEMENT TEAM. BCP has assembled a strong management team to help it execute its business strategy. As of January 2000, BCP had almost 2,700 employees. BCP's senior management team includes:

          Roberto Peon, President and Chief Executive Officer. Mr. Peon has served as BCP's President and Chief Executive Officer since August 1997 and has over 22 years experience in the telecommunications industry. Prior to 1997, he served as President -- Latin America for BellSouth International where he was responsible for operations in five countries, as well as new business development in Brazil. Prior to joining BellSouth International, Mr. Peon worked for InteCom Inc. and Contel Cellular Inc.

          Michel Levy, Regional Vice President. Mr. Levy has served as Regional Vice President for BCP's metropolitan Sao Paulo and Northeast operations since 1997. Prior to joining BCP, Mr. Levy founded a computer start-up and was employed at Motorola-International Networks Division and LH of Brazil Ltd.

          Carlos Boschetti, Chief Technical Officer. Mr. Boschetti joined BCP in 1999. Prior to that, he served as Information Technology and Process Director for Volkswagen of Brazil. Mr. Boschetti previously was employed by Mercedes-Benz of Brazil.

          George Edward Hill III, Vice President, Engineering and Technical Operations. Mr. Hill has served as Vice President of Engineering and Technical Operations since July 1997. Prior to that, Mr. Hill was employed in various technology positions at BellSouth International. Mr. Hill has over 18 years experience in telecommunications, including 13 years of experience in cellular communications in more than 10 countries.

     STRATEGIC PARTNERS. The Latin America Group's primary partner in Brazil is Grupo Safra, one of the largest conglomerates in Brazil, with interests in banking, pulp and paper, agriculture and telecommunications. Grupo Safra owns the same percentages of the BCP operating companies as the Latin America Group. One of BCP's minority partners has the right to acquire an additional 4.1% non-voting equity interest from each of the Latin America Group and Grupo Safra under certain circumstances.

     COMPETITION. Brazil's wireless industry is currently structured as a duopoly, with one incumbent and one nonincumbent wireless service provider licensed in each of ten regions. The incumbent companies are the successor companies of the 1998 privatization and breakup of the former state-owned telecommunications monopoly, Telebras. The nonincumbent service providers, including BCP, received their licenses in auctions during 1997 and 1998.

     BCP's principal competitor in its Sao Paulo market is Telesp Celular, the incumbent service provider whose service territory includes all of Sao Paulo state, both the metropolitan and interior areas. Telesp Celular is an affiliate of Portugal Telecom. Telefonica, the Latin America Group's most significant pan-regional competitor, also owns an interest in Telesp Celular. In the northeast region of Brazil, BCP's principal competitor is Tele Nordeste Celular, another successor of the Telebras breakup. Tele Nordeste is an affiliate of Telecom Italia, another major pan-regional competitor to the Latin America Group.

     Beyond BCP's direct in-region competitors, there are currently over a dozen other wireless companies operating in the other regions in Brazil. Several of these companies are affiliates of either Telefonica or Telecom Italia. While not currently direct competitors to BCP, these companies could become competitors should they successfully bid for any of the new PCS licenses expected to be auctioned in BCP's regions, or should BCP successfully bid for PCS licenses in their regions. After the PCS auctions, BCP is likely to face additional wireless competitors in its markets.

     REGULATORY ENVIRONMENT. In conjunction with the breakup and privatization of the Telebras monopoly, Brazil officially opened its cellular mobile telephone service industry to private enterprise. Starting in 1997, ten cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebras breakup and were subsequently auctioned to private enterprises. In July 1997, Brazil revised its telecommunications code to affirm Brazil's commitment to privatize the Telebras system, promote competition among service providers and establish an independent regulatory agency, ANATEL, to regulate its telecommunications industry. ANATEL issues licenses for both wireless and wireline operators. It also mandates specific targets for delivering telephone services to the Brazilian population, including current mandates intended to increase penetration to 20% by 2005. ANATEL has the authority to grant concessions and licenses for public telecommunications services.

     CONCESSIONS. BCP holds cellular concessions for the Sao Paulo and Northeastern territories that were granted in 1997 and expire in 2012. The concessions are generally renewable for 15-year periods. Among other provisions, the concessions prescribe network build-out schedules and quality standards, establish price caps and set forth termination provisions. The cellular concessions allow BCP to adjust prices for inflation once a year. Concession provisions that guaranteed BCP exclusive territories for its wireless services (other than from the incumbent competitors) expired on December 31, 1999. Consequently, ANATEL is expected to grant new concessions in BCP's markets. In 1999, BCP was granted a nationwide concession to provide domestic and international data network services to corporations, encompassing voice, data and video.

     ARGENTINA

     The Latin America Group conducts its business in Argentina through its 65% interest in Movicom, a consortium that launched Argentina's first cellular network in 1989. Beginning in 1999, the operations were co-branded under the Movicom/BellSouth name. Movicom/BellSouth is a leading wireless telecommunications services provider in Argentina, with a market share of approximately 57% in its primary coverage area of greater metropolitan Buenos Aires. As of November 30, 1999, Movicom/BellSouth served almost 1.2 million wireless customers, representing an increase of approximately 32% during 1999. From 1996 through 1999, Movicom/BellSouth's customer base grew at a compound annual growth rate of almost 70%.

     Movicom/BellSouth acquired the rights to provide wireless service in Argentina in 1988 from the Argentine government based on its technical competence and without the requirement of a license fee. Movicom/BellSouth recently acquired three PCS licenses that will permit it to extend wireless service nationwide, for which it committed to pay approximately $263 million in license fees, and a basic telephone service license that allows it to provide local and long distance services. PCS service is currently offered in Buenos Aires and service outside of Buenos Aires is expected to launch this year and expand to cover all major cities in Argentina by mid-2001. In addition to wireless voice services using cellular, PCS and ESMR frequencies, Movicom/BellSouth offers long distance, data network services, Internet, wireless data, and paging.

     The following table shows several key statistics concerning
Movicom/BellSouth's operations for the three fiscal years ended November 30, 1999, and nationwide wireless penetration and GDP growth in Argentina for 1997, 1998 and 1999:

                                                            FISCAL YEAR ENDED NOVEMBER 30,
                                                           --------------------------------
                                                             1997        1998        1999
                                                           --------    --------    --------
                                                                (DOLLARS IN MILLIONS;
                                                               CUSTOMERS IN THOUSANDS)
Total Operating Company:
  Revenue................................................   $554.5      $721.2      $799.5
  EBITDA.................................................   $123.0      $203.3      $234.0
  Licensed POPs..........................................     13.1        13.1        35.8
  Movicom Wireless Customers.............................      629         885       1,171
Proportionate:
  Revenue................................................   $342.3      $468.8      $519.7
  EBITDA.................................................   $ 75.5      $132.1      $152.1
  Licensed POPs..........................................      8.5         8.5        23.3
  Movicom Wireless Customers.............................      409         575         761

Penetration (all carriers)(1)............................      5.7%        7.5%       12.2%
GDP Growth(2)............................................      8.1%        3.9%       (3.0)%

---------------

(1) Source: Pyramid Research.
(2) Source: International Monetary Fund.

     MARKET DEMOGRAPHICS. Argentina is one of Latin America's largest countries with a population of approximately 36 million people. Argentina is also one of its largest economies with an estimated 1999 GDP of $308 billion. We believe Argentina represents a highly attractive telecommunications opportunity due to its relatively low wireline penetration of 20.7% and wireless penetration of 12.2% as of 1999. The Buenos Aires metropolitan area, our primary existing service area, is the most affluent urban areas in all of Latin America.

     BUSINESS OPPORTUNITY. The launch of Movicom/BellSouth's PCS service later this year in the Argentine interior represents a substantial opportunity to grow the Latin America Group's mobile customer base in Argentina. Moreover, with both landline and wireless penetration remaining relatively low, opportunities for growth are present throughout Argentina. In addition to customer growth, Movicom will continue to deploy value-added services including voice mail, call waiting, conference calling, handset warranties, fax, e-mail, call transfer and caller ID. We believe value-added services increase revenue per customer and promote customer loyalty.

     We believe Movicom/BellSouth's strong market position, well-known brand and reputation for high-quality service position the company well to market new lines of business to its customers. To capitalize on this opportunity, Movicom/BellSouth launched an Internet service provider and, during the third quarter of 1999, a data transmission operation. Additionally, Movicom/BellSouth is exploring opportunities to facilitate e-commerce transactions and provide call center solutions for corporate customers. Finally, with Argentina opening its local and long-distance markets to competition, we intend to begin marketing these services as well. Accordingly, in 1999, a subsidiary of Movicom/BellSouth received a license to offer local basic telephone service as well as domestic and international long distance services.

     SALES AND MARKETING. Movicom/BellSouth focuses its sales and marketing efforts on corporate accounts and high use customers, but has also had success penetrating the mass market with the introduction of prepaid cellular products and the calling party pays billing system. Movicom/BellSouth markets its services through direct and indirect sales agents, including some of the largest retail outlets in Buenos Aires. At December 31, 1999, Movicom/BellSouth had 11 service and sales centers, a direct sales force of 216 salespersons and approximately 1,950 third party distribution points, including retail stores and sales agents.

     Movicom/BellSouth focuses its advertising efforts on maintaining its positive corporate image and brand name. By taking advantage of its early entry into the Buenos Aires market, it has established its market position as the premium cellular service provider in Buenos Aires. As part of the Latin America Group's regional branding strategy, Movicom/BellSouth in 1999 commenced a new series of ads introducing the co-brand with the message "la nueva comunicacion tiene nombre y apellido -- Movicom/BellSouth" ("the new communication has a first and last name -- Movicom/BellSouth"). The campaign unites the two brands as one provider with the capability to offer a broader range of telecommunications services including: wireless telecommunications; residential, local and long distance services; and Internet access service and data transmission. The advertisements are designed to raise consumer awareness of the companies' strong relationship and "one-stop shopping" service benefits.

     MANAGEMENT TEAM. Movicom/BellSouth has assembled a strong management team to help it execute its business strategy. At January 2000, Movicom/BellSouth had approximately 2,300 employees. A significant number of Movicom/BellSouth's senior management team have been with the company for over ten years. Movicom/BellSouth's senior management team includes:

          Mauricio Elias Wior, President and Chief Executive Officer. Mr. Wior has served as President and Chief Executive Officer of Movicom/BellSouth since 1991 and has over 18 years experience in the telecommunications sector. Mr. Wior also serves as the President, Latin America -- South overseeing the Latin America Group's operations in Argentina, Chile, Peru, Ecuador and Uruguay. Mr. Wior began his career with Movicom/BellSouth as its Chief Financial Officer. Prior to joining BellSouth, he served as the Director of Finance for Motorola Israel Ltd. Mr. Wior is the President of ALACEL, the Latin American Cellular Association.

          Federico R.C. Rava, General Director and Chief Operating Officer. Mr. Rava has served as Movicom/BellSouth's General Director and Chief Operating Officer since 1997 and has been employed with the company since 1989.

          Horacio G. Goldenberg, Technology Executive Director. Mr. Goldenberg has served as Movicom/BellSouth's Technology Executive Director since he commenced employment with Movicom/BellSouth in 1988.

        Ernesto D. Gardelliano, Chief Financial Officer. Mr. Gardelliano has served as Movicom/BellSouth's Chief Financial Officer since 1997 and has been employed by the company since 1993. Prior to that, he served as Auditing Manager at the accounting firm of Coopers & Lybrand/Harteneck, Lopez y Cia.

     STRATEGIC PARTNERS. The Latin America Group's primary partner in Movicom/BellSouth is Motorola, which holds a 25% interest. In addition, BGH, an Argentine telecommunications equipment provider, holds a 10% interest.

     COMPETITION. Movicom/BellSouth competes with many telecommunications providers throughout Argentina, most of which are affiliated with well-capitalized international telecommunications companies. Its principal competitor is Telefonica Argentina, which in turn is an affiliate of Telefonica, the Latin America Group's principal pan-regional competitor. Telefonica Argentina offers wireless services in the Buenos Aires metropolitan area and the Southern region of Argentina. Recently, Telefonica Argentina was granted a license to offer PCS services in the Northern region of the country. It is expected that Telefonica Argentina will begin offering service in the new concession area this year. Telefonica Argentina competes with Movicom/BellSouth in most of its other lines of businesses, including Internet and data services.

     Another significant competitor is Telecom Argentina, which is owned by a consortium controlled by France Telecom and Telecom Italia, another significant pan-regional competitor of the Latin America Group. Telecom Argentina offers wireless services in the Buenos Aires metropolitan area and the Northern region of Argentina. Recently, Telecom Argentina was granted a license to offer PCS services in the Southern region of the country. Telecom Argentina is expected to begin offering service in the new concession area this year. Telecom Argentina competes with Movicom/BellSouth in most of its other lines of businesses.

     CTI has become the fourth nationwide wireless operator, with its new PCS license for the Buenos Aires metropolitan area. CTI is expected to begin offering service in the new concession area this year. Movicom/BellSouth will be competing against CTI and the two former wireline monopolists, Telefonica Argentina and Telecom Argentina, in providing basic telephone service pursuant to its new license. By the end of the year, it is anticipated that the market for domestic and international long distance will be opened to additional competitors.

     Movicom/BellSouth also competes to a more limited degree with providers of enhanced specialized mobile radio systems, or ESMR. ESMR is being offered by Movicom/BellSouth and Nextel Argentina.

     REGULATORY ENVIRONMENT. Argentina dissolved the Entel monopoly in 1990, transferring basic wireline telephone services for the Southern and Northern regions of the country to Telefonica Argentina and Telecom Argentina, respectively. Those companies no longer have exclusive rights to the provision of basic telephone service. While ultimate supervision of the telecommunications industry is the responsibility of the Secretariat of Communications, general oversight and supervision is the province of the National Communications Commission, a regulatory agency created in 1997. The National Communications Commission, among other powers, supervises compliance with licenses, approves changes to mandatory goals and service requirements and grants new licenses.

     CONCESSIONS. Movicom/BellSouth holds various licenses to provide the following services. The years of grant of the licenses are shown parenthetically.

        - cellular service (1988 and 1995)        - PCS service (1999)
        - basic telephone service (1999)          - paging (1994)
        - ESMR (1994)                             - Value Added Services, including
                                                    Internet (1995)

     The terms of the licenses are indefinite. All of the licenses are nationwide, except for Movicom/BellSouth's cellular service license which covers only the Buenos Aires metropolitan area. The basic telephone service license was granted to an over-90% owned subsidiary of Movicom/BellSouth in March 1999, and permits the offering of local fixed telephone service and national and international long distance and data service commencing in November 1999. That license provides for a review of Movicom/BellSouth's compliance with license conditions in five years. Movicom/BellSouth's licenses generally address issues such as network build-out requirements and quality standards.

     CHILE

     The Latin America Group, through its wholly-owned operating company, BellSouth Chile, offers wireless communications to Chile's total population of approximately 15.1 million people. BellSouth Chile began providing wireless service in Chile in 1989 in the region that includes Santiago, Valparaiso and the resort area of Vina del Mar and their surrounding areas. The company acquired a license in February 1999 that allowed it to expand its wireless service in Chile nationwide and double its potential customer base. BellSouth Chile has also operated a long distance network in Chile since 1995, and was the first of the Latin America Group's operating companies to offer international long distance. BellSouth Chile also offers Internet access services.

     BellSouth Chile offers its TDMA-based wireless services in the Santiago area pursuant to a license expiring in 2032. Its wireless license for the rest of Chile and its licenses for national and international long distance and Internet services have no expiration dates. Chile's telecommunications market was one of the first in Latin America to privatize, starting in 1989. BellSouth Chile's principal competitors are CTC Startel, an affiliate of Telefonica, and Entel, in which Telecom Italia has an interest.

     Although Chile's GDP contracted 0.4% in 1999, BellSouth Chile's customers increased from 192,000 to 352,000, an increase of 83%. Penetration in the Chilean wireless market was approximately 14.7% in 1999. Wireline penetration in 1999 was approximately 22.7%.

     PERU

     In January 1997, the Latin America Group entered Peru with the acquisition of a 59% interest in Tele 2000, a Peruvian wireless service provider which commenced operations in 1990. The Latin America Group has since increased its ownership position in Tele 2000 to 96.8%. The Latin America Group markets services in Peru under the BellSouth brand.

     BellSouth Peru holds a cellular license covering approximately 7.3 million POPs in metropolitan Lima and portions of western Peru, and launched service during the third quarter of 1999 under a separate cellular license covering Peru's remaining 17.9 million POPs, giving it a nationwide license. Cellular service is provided using a TDMA-based network. BellSouth Peru is actively taking steps to become an integrated communications provider in Peru. The company obtained concessions for local telephone service in the Lima area in June 1999, and for domestic and international long distance services in January 1999. BellSouth Peru also holds concessions to offer public telephone and data services. In addition, the Latin America Group publishes telephone directories and offers Internet-based advertising and directory products in Peru.

     The telecommunications industry in Peru has been liberalized since 1998. BellSouth Peru's licenses expire on various dates from 2011 until 2020, with its Lima area and interior cellular licenses expiring in 2011 and 2018, respectively. The company's primary wireless competitor is Moviline, and the incumbent wireline operator is Telefonica de Peru, both Telefonica affiliates.

     GDP growth in Peru was 3.0% in 1999. In that year, BellSouth Peru's customers increased from 238,000 to 302,000, a 27% increase. Wireless penetration in 1999 was approximately 4.0% and wireline penetration was approximately 6.5%.

     PANAMA

     In 1996, a consortium led by the Latin America Group won a nationwide license to build and operate Panama's first cellular telephone network. BellSouth Panama, in which the Latin America Group holds a 43.7% interest, operates a fully digital TDMA network that launched service in June 1996. BellSouth Panama also holds concessions for data and Internet services, and in 1999 launched its Internet service provider business. Its cellular concession expires in 2016 and its various other concessions expire in 2018. Liberalization of telecommunications in Panama is expected in 2003. BellSouth Panama's principal competitor is Cable & Wireless Movil, jointly owned by the Panamanian government and Cable & Wireless.

     Panama has a population of approximately 2.8 million people. GDP grew 3.3% in 1999. Panama's wireline penetration in 1999 was approximately 16.9% while wireless penetration was approximately 12.3%. BellSouth Panama more than doubled its customer base in 1999, from 52,000 to 120,000.

     ECUADOR

     In 1997, the Latin America Group acquired a majority interest in a nationwide wireless telephone company that had been operating since 1994, and in July 1998, increased its stake in BellSouth Ecuador to 89.4%. Since 1997, the company has tripled its number of wireless customers. BellSouth Ecuador's network provides both analog and TDMA digital service to all of the country's main cities. BellSouth Ecuador's license, which expires in 2008, also permits it to provide domestic and international long distance service to its cellular customers. Local and wireline long distance telephone service is monopolized by two regional operators. BellSouth Ecuador competes with Conacel, currently the only other cellular operator in Ecuador.

     Ecuador has a population of approximately 12.4 million. Although Ecuador's GDP contracted 7.0% in 1999, BellSouth Ecuador's customers increased from 115,000 to 186,000, a 62% increase. Wireline penetration was approximately 7.3% and wireless penetration was about 3.6% in 1999.

     URUGUAY

     The Latin America Group commenced operations in Uruguay in 1991 through its 46% interest in Movicom/BellSouth. Movicom/BellSouth provides wireless service to Montevideo and to the Southern zone of Uruguay, which includes the resort center of Punta del Este. These areas cover a market of 2.1 million POPs of the country's total population of 3.3 million. Movicom/BellSouth derives a significant portion of its service revenues from the high volumes of roaming traffic between Uruguay and Argentina and benefits from a close affiliation with the Latin America Group's Argentinian operations with which it shares a common brand name. Movicom/BellSouth is in the process of supplementing its existing analog cellular network with a CDMA-based digital network providing service over PCS frequencies. The digital PCS network is expected to be in operation by the end of 2000.

     Movicom/BellSouth's cellular license expires in 2006, and can be renewed for an additional five-year period, provided Uruguay's telecommunications regulatory agency does not oppose renewal. Basic telephone services are provided by a state-owned monopoly, although services such as wireless broadband local loops and public phones, in addition to cellular service, may be granted to private companies. Movicom/BellSouth's competition in Uruguay is Ancel, which is owned by the government.

     Although Uruguay's GDP contracted approximately 2% in 1999,
Movicom/BellSouth's customers more than doubled from 52,000 to 116,000. Wireline penetration was approximately 27.5% and wireless penetration was about 9.9% in 1999.

     NICARAGUA

     In 1997, the Latin America Group acquired 49% of an existing cellular operator in Nicaragua, and has a fully-paid option to acquire an additional 40% interest. The Latin America Group's partner has an option to acquire 8% of the Latin America Group's interest. With a license covering the capital city of Managua and the Pacific coastal region, the operating company's licensed area covers 2.9 million POPs and is Nicaragua's only wireless telephone company. Since the acquisition, the Latin America Group rebranded the company under the BellSouth name and replaced the legacy analog network with an all-digital TDMA system. A state-owned company holds the monopoly over basic telephone service, although it is scheduled to be privatized in 2000.

     Nicaragua has a population of 4.9 million. GDP grew 6.0% in 1999. Wireline penetration was approximately 3.2% in 1999 and wireless penetration was about 1.4%. BellSouth Nicaragua increased customers from 16,000 to 39,000 in 1999, a 144% increase.

     GUATEMALA

     The Latin America Group led a partnership that submitted the winning bid at auction for a license to provide wireless service to Guatemala in October 1999. The company expects to begin providing wireless service with an all-digital, CDMA system by mid-2000 under the BellSouth brand. BellSouth Guatemala obtained 60 megahertz of radio spectrum, a range which will be more than adequate to build a high capacity network and facilitate the offering of data networks services, Internet, data and other advanced services. Guatemala's telecommunications market was liberalized in 1998. BellSouth Guatemala will face competition from the incumbent government-owned wireless operator and two other wireless service providers, including an affiliate of Telefonica. Guatemala is populated by approximately 11.9 million and GDP growth in 1999 was approximately 3.9%. Its telecommunications markets are open to competition. Wireless penetration was approximately 1.8% and landline penetration was approximately 5.4% in 1999.

PATENTS AND TRADEMARKS

     BellSouth has numerous trademarks registered throughout the world. We consider many of our trademarks to be valuable assets, particularly the BellSouth brand name and logo. The Latin America Group is entitled to use the BellSouth brand on a royalty-free basis. The Latin America Group's operating companies will be permitted to operate under the BellSouth mark and other BellSouth-owned marks for appropriate business activities in their capacities as indirect subsidiaries or joint ventures of BellSouth. Use of the marks is authorized under a license agreement with each operating company. These agreements require the operating companies to cooperate with BellSouth's corporate branding strategy, policies, graphic standards, advertising policies and quality control. They also prohibit sublicensing without BellSouth approval.

     BellSouth and its subsidiaries own numerous patents in the United States and foreign countries. The foreign patents are counterparts of our U.S. patents. Rights under these patents will be made available to the Latin America Group under license agreements on terms to be determined. Each operating company owns its own patents. Each of the Latin America Group and BellSouth will continue to manage these patents in the manner they have done historically.

     The Latin America Group and the BLS Group may collaborate to achieve enterprise objectives with respect to the licensing or sale of patents and other intellectual property to third parties. Any fees obtained through the sale or licensing of such intellectual property will be principally allocated to the group that paid to develop the intellectual property sold or licensed. If such intellectual property was not predominantly developed by any one group, then any fees obtained through such sales or licensing will be allocated using the same general allocation as BellSouth's overhead expenses. The Latin America Group does not consider any individual BLS Group patents to be material to its business operation.

EMPLOYEES

     At January 2000, the Latin America Group and its operating companies employed approximately 11,900 individuals in their operations, substantially all of whom are located outside of the United States in Central and South America. The Latin America Group employed approximately 300 of the total at its headquarters in Atlanta, Georgia.

LEGAL PROCEEDINGS

     The Latin America Group's operating companies are involved in various legal proceedings arising in the ordinary course of business. While it is not possible to determine the ultimate disposition of each of these proceedings, we believe the outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on the Latin America Group's financial condition or results of operations.

                     MANAGEMENT OF THE LATIN AMERICA GROUP

     The following table sets forth the names, ages and positions of the senior management of the Latin America Group effective as of the creation of the Latin America Group stock.

NAME                                                   AGE    POSITION
----                                                   ---    --------
Charles C. Miller III..............................    47     President
Mark E. Droege.....................................    46     Chief Financial Officer
Roberto Peon.......................................    50     President -- Brazil
Mauricio Wior......................................    43     President, Latin America -- South
George Daniel Smith................................    53     Executive Vice President, Latin
                                                              America -- North
J. Alberto Gonzalez-Pita...........................    45     Vice President, Secretary and General
                                                              Counsel

     The following summarizes the prior work experience of the management of the Latin America Group, including their current positions with BellSouth or its affiliates.

     Charles C. Miller III. Mr. Miller has served as President of BellSouth International since January 1995. Prior to that, Mr. Miller was Vice
President -- Strategic Planning and Development of BellSouth Corporation. Prior to that, Mr. Miller served as Vice President -- Corporate Development of BellSouth Enterprises and Director -- Strategic Transactions of BellSouth Enterprises.

     Mark E. Droege. Mr. Droege has served as Vice President -- Financial Management and Treasurer for BellSouth Corporation since 1996. Prior to that, Mr. Droege served as Executive Director -- Financial and Business Planning for BellSouth Corporation. Since joining BellSouth in 1986, Mr. Droege has held positions including President -- BellSouth Interactive Media Services, Chief Financial Officer of Dataserv and Director of Investor Relations for BellSouth Corporation.

     Roberto Peon. Mr. Peon has served as President -- Brazil Operations of BellSouth International since 1994 and President and Chief Executive Officer of BCP since 1997. Prior to that, Mr. Peon served with BellSouth International for ten years in positions such as President -- Latin America and Executive Director-Business Development. Mr. Peon has over 22 years experience in the telecommunications industry.

     Mauricio Wior. Mr. Wior has served as President, Latin America -- South of BellSouth International since 1995 and Chief Executive Officer of
Movicom/BellSouth since 1991. Prior to that, he served as Movicom/BellSouth's General Manager and Chief Financial Officer. Prior to joining Movicom/BellSouth, Mr. Wior served as Director of Finance of Motorola Israel, Ltd.

     George Daniel Smith. Mr. Smith has served as Vice President of Latin America -- North of BellSouth International since 1998. Prior to that, Mr. Smith served as Vice President -- Sales of Marketing of BellSouth Cellular Corp. from 1996 to 1998. Mr. Smith has over 15 years of experience in the cellular industry.

     J. Alberto Gonzalez-Pita. Mr. Gonzalez-Pita has served as Vice President and Group Counsel -- International of BellSouth Corporation since 1999. Prior to that, he was an executive partner at White & Case, an international law firm, where he was chair of the Privatization and Latin America Practice Groups.

                          DESCRIPTION OF THE BLS GROUP

     The primary lines of business of the BLS Group include BellSouth's operations outside of Latin America, including its domestic wireline and wireless communications businesses, non-Latin American international operations and its non-Latin American advertising and publishing operations.

WIRELINE COMMUNICATIONS

     The BLS Group is the leading telephone service provider in the Southeastern U.S., serving substantial portions of the population within Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The BLS Group provides wireline voice and data communications services, including local exchange, network access and long distance services within the Southeastern U.S. The BLS Group also offers other wireline services, billing and collection services, customer premises equipment sales and maintenance services, provision of unbundled network elements to competitors and interconnection to unaffiliated wireline and wireless carriers.

     Other wireline services include dial-up and dedicated Internet and Intranet connections to consumers and business through BellSouth.net. This service is deployed on local Internet protocol networks across our nine-state region.

     Wireline communications operations provided 76% of the total operating revenues of the BLS Group in 1999.

DOMESTIC WIRELESS

     The BLS Group is a major domestic wireless communications provider. The BLS Group offers service in 12 states, encompassing approximately 78 million total POPs. The BLS Group's proportionate share of those POPs, based on the percentage of its ownership interests in less than wholly-owned systems, was approximately 59 million. This extensive wireless footprint includes some of the top wireless markets in the country, including Los Angeles, Houston, Miami-Fort Lauderdale, Atlanta and Tampa-St. Petersburg. The BLS Group ended 1999 with approximately
5.3 million cellular and PCS customers on a proportionate basis. The BLS Group's penetration rate at December 31, 1999 was 9.4% of the POPs in its operational licensed markets.

     One of the key competitive strengths of the BLS Group's wireless service is the BellSouth brand. We believe our brand identity is a significant factor in the BLS Group's success because of BellSouth's high name recognition and reputation for providing superior coverage, network reliability and customer service.

     Domestic wireless operations provided 14% of the total operating revenues of the BLS Group in 1999.

ADVERTISING AND DIRECTORY PUBLISHING

     The BLS Group owns a group of companies that publish, print, sell advertising in and perform related services concerning, alphabetical and classified telephone directories in both paper and electronic formats. Advertising and publishing revenues are derived primarily from sales of directory advertising. The BLS Group owns one of the leading telephone directory publishing businesses in the United States. In 1999, it published white page and yellow page directories in over 500 of the BLS Group's local markets.

     The BLS Group's advertising and publishing operations provided 8% of the total revenues of the BLS Group in 1999.

OTHER

     The BLS Group owns interests in consortia that hold licenses for wireless telephone systems in Germany, Israel, Denmark, India and China covering approximately 100 million POPs and providing wireless service to a total of approximately 5.6 million international customers. Proportionate POPs covered by the BLS Group's international wireless systems outside Latin America was approximately 24.4 million persons at November 30, 1999. The BLS Group's proportionate share of those customers was approximately 1.6 million customers.

     The BLS Group owns interests in four wireless data communications networks worldwide utilizing L.M. Ericsson's Mobitex technology. The networks provide services in the United States, the United Kingdom, the Netherlands and Belgium and enable wireless data applications for interactive paging, corporate transactions, access to information and messaging. The BLS Group also develops, implements and manages wireless video systems covering more than one million homes in Atlanta, New Orleans and Orlando. Programming content for the video systems is provided by americast(R), a joint venture partnership of which the BLS Group is a part owner.

     Revenues from these businesses comprised 2% of the total operating revenues of the BLS Group in 1999.

                          DESCRIPTION OF CAPITAL STOCK

     We have summarized below the material terms of our capital stock and certain provisions of our restated articles of incorporation as proposed to be amended by articles of amendment which will be considered at a special meeting
of our shareholders on                     , 2000, and our by-laws. As used in
this prospectus, the term "restated articles of incorporation" assumes adoption of those articles of amendment and additional articles of amendment that our board of directors intends to adopt after our shareholders adopt the first articles of amendment. The summary is not complete. We encourage you to read our restated articles of incorporation, both articles of amendment, our by-laws and our restated rights agreement, all of which we have filed as exhibits to the registration statement of which this prospectus is a part.

     The following summary refers in many places to "the BLS Group's inter-group interest in the Latin America Group." This represents the equity value of the Latin America Group that is held by the BLS Group and is therefore not represented by outstanding shares of Latin America Group stock issued to the public. This summary also refers to the "outstanding interest fraction." The outstanding interest fraction indicates the portion of the equity value of the Latin America Group owned by the public. It is calculated by dividing the number of outstanding shares of Latin America Group stock issued to the public by the sum of the number of outstanding shares of Latin America Group stock issued to the public plus the number of shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group. The outstanding interest fraction will equal one, and the inter-group interest will equal zero, at any time that all of the equity value of the Latin America Group is represented by the outstanding shares of Latin America Group stock.

     The BLS Group's inter-group interest and the outstanding interest fraction may change in the future if we:

     - issue additional shares of Latin America Group stock;

     - pay share dividends on Latin America Group stock in Latin America Group stock;

     - repurchase Latin America Group stock; or

     - transfer cash, other assets or liabilities between the Latin America Group and the BLS Group.

These actions, and the effect that they would have on the holders of Latin America Group stock, are described further in "-- Latin America Group Stock -- Inter-Group Interest."

AUTHORIZED AND OUTSTANDING SHARES OF COMMON STOCK

     OUR CURRENT CAPITAL STRUCTURE

     Our current articles of incorporation authorize us to issue 4.5 billion shares of stock, consisting of 4.4 billion shares of common stock, par value $1 per share, and 100 million shares of first preferred stock, par value $1 per share. Of the 100 million shares of first preferred stock, our board of directors has designated 30 million shares as Series B First Preferred Stock in connection with our existing rights agreement. As of February 29, 2000, 1,879,878,983 shares of our existing common stock and no shares of first preferred stock were issued and outstanding.

     OUR PROPOSED CAPITAL STRUCTURE

     We will hold a special meeting of shareholders on              , 2000 to
adopt articles of amendment permitting us to issue common stock in series. These articles of amendment will authorize us to issue 8.75 billion shares of stock as follows: 8.65 billion shares of common stock in series, par value $1 per share, and 100 million shares of first preferred stock in series, par value $1 per share. Of the 8.65 billion shares of common stock, our board of directors will initially designate 6.4 billion shares as "BellSouth Corporation -- BLS Group Common Stock" and 2.25 billion shares as "BellSouth Corporation -- Latin America Group Common Stock." Of the 100 million shares of first preferred stock, our board of directors will initially designate five million shares as "Series C First Preferred Stock" and will designate two million shares as "Series D First Preferred Stock" in connection with our restated rights agreement. The restated rights agreement will be effective upon the completion of this offering. See "-- Restated Rights Agreement." The articles of amendment adopted at the special meeting of shareholders also will change each outstanding share of our existing common stock into one share of BLS Group stock effective upon the creation of BLS Group stock, which will occur at the time of the completion of this offering.

     ISSUANCES OF COMMON STOCK WITHOUT SHAREHOLDER APPROVAL

     After the completion of this offering, our board of directors may issue the authorized but unissued shares of Latin America Group stock and BLS Group stock from time to time for any proper corporate purposes. Although our board of directors does not currently have any plan to do so, our board of directors also may decide to authorize the issuance of shares of one or more series of common stock relating to an additional business group as described below under our restated articles of incorporation, in addition to Latin America Group stock and BLS Group stock. Our board of directors has the authority to issue additional shares of Latin America Group stock or BLS Group stock or shares of an additional series of common stock without shareholder approval, except as may be required by Georgia law or the rules of any stock exchange on which any series of outstanding common stock may then be listed.

     If our board of directors decides to issue an additional series of common stock, BellSouth may establish a new group to which such new series of common stock relates either by allocating to it newly acquired assets or by reallocating to it some of the assets and liabilities from one or more of the Latin America Group, the BLS Group and any previously created additional group. If our board of directors decides to reallocate assets and liabilities from an existing group to a new group, the group or groups to which those assets and liabilities were previously allocated would initially hold an inter-group interest in the new group representing the reallocated assets and liabilities, unless the new group paid for those assets and liabilities with other consideration.

     Our board of directors may at any time increase the number of shares in any series of common stock so long as the number of shares in all series of common stock immediately after the increase does not exceed the total number of shares of common stock authorized by our restated articles of incorporation in effect at that time. Our board of directors also may decrease the number of shares in any series of common stock that it has previously designated, but not below the number of shares of that series then outstanding.

     Prior to the completion of this offering, our board of directors will designate the initial number of shares of Latin America Group stock issuable with respect to the BLS Group's inter-group interest in the Latin America Group. See "-- Latin America Group Stock -- Inter-Group Interest."

LATIN AMERICA GROUP STOCK

     DIVIDENDS

     Our restated articles of incorporation provide that dividends on Latin America Group stock will be limited to the lesser of:

     - the funds of BellSouth legally available for distributions under Georgia law; and

     - the Latin America Group available distribution amount, which is the same amount that would be legally available for the payment of dividends on Latin America Group stock if the Latin America Group were a separate company under Georgia law.

     The Latin America Group available distribution amount is calculated by multiplying:

     - the outstanding interest fraction with respect to Latin America Group stock times

     - the lesser of:

      - any amount in excess of the minimum amount necessary to pay debts attributed to the Latin America Group as they become due in the usual course of business; and

      - the total assets attributed to the Latin America Group less the sum of the total liabilities attributed to the Latin America Group plus the amount that would be needed to satisfy the preferential rights upon dissolution of shares of stock, if any, attributed to the Latin America Group that are superior to Latin America Group stock.

     Under Georgia law, the amount of legally available funds of BellSouth is determined on the basis of our entire company, and not only the respective groups. As a result, the amount of our legally available funds will reflect the amount of:

     - any net losses of each group, including any additional groups that are subsequently created;

     - any distributions on Latin America Group stock, BLS Group stock, any additional group stock that is subsequently created or any preferred stock; and

     - any repurchases of Latin America Group stock, BLS Group stock, any additional group stock that is subsequently created or any preferred stock.

     Payment of dividends on Latin America Group stock also may be restricted by loan agreements, indentures and other agreements or obligations entered into by BellSouth from time to time.

     If the BLS Group still holds an inter-group interest in the Latin America Group at the time of any dividend on the outstanding shares of Latin America Group stock, we will credit to the combined financial statements of the BLS Group, and charge against the combined financial statements of the Latin America Group, an amount that would be payable if the shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group were outstanding shares.

     VOTING RIGHTS

     The holders of Latin America Group stock and the holders of BLS Group stock, as well as the holders of any additional group stock that is subsequently created and entitled to vote, will be entitled to vote on any matter on which our shareholders are, by Georgia law or by the provisions of our restated articles of incorporation or our by-laws or as determined by our board of directors, entitled to vote.

     The holders of Latin America Group stock and the holders of BLS Group stock, as well as the holders of any additional group stock that is subsequently created and entitled to vote, will vote together as a single voting group on each matter on which holders of common stock are generally entitled to vote, except as described below.

     On all matters as to which all series of common stock will vote together as a single voting group:

     - each share of Latin America Group stock will have a number of votes, including a fraction of one vote, equal to the quotient of the average market value of one share of Latin America Group stock during the 20-trading day period ending on the tenth trading day prior to the record date for determining the holders of stock entitled to vote, divided by the average market value of one share of BLS Group stock during the same period. However, if this calculation results in the holders of Latin America Group stock holding more than 35% of the total voting power of all outstanding shares of common stock, the vote of each share of Latin America Group stock will be reduced so that all of the outstanding shares of Latin America Group stock represent only 35% of the total voting power of all outstanding shares of common stock. The 35% limitation on the total voting power of all outstanding shares of common stock will be eliminated if the outstanding shares of BLS Group stock are converted into shares of Latin America Group stock; and

     - each share of BLS Group stock will have one vote.

     If we issue additional group stock, each share of additional group stock will have a number of votes, including a fraction of one vote or no vote, as our board of directors determines at the time of issuance. A group's inter-group interest in another group will not have any voting rights.

     Accordingly, the relative per share voting rights of Latin America Group stock, BLS Group stock and any additional group stock that is subsequently created and entitled to a number of votes per share based on market values will fluctuate depending on changes in the relative market values of shares of the series of common stock.

     BLS Group stock will retain a substantial majority of the combined voting power of Latin America Group stock and BLS Group stock because:

     - we expect that initially the aggregate market value of the outstanding shares of BLS Group stock will be substantially greater than the aggregate market value of the outstanding shares of Latin America Group stock; and

     - the aggregate voting power of all of the outstanding shares of Latin America Group stock is limited to 35% of the total voting power of all outstanding shares of common stock, regardless of the market value of Latin America Group stock.

     We will set forth the number of outstanding shares of Latin America Group stock, BLS Group stock and additional group stock, if any, in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed under the Securities Exchange Act of 1934. We will disclose in any proxy statement for a shareholders' meeting the number of outstanding shares and per share voting rights of Latin America Group stock, BLS Group stock and additional group stock, if any.

     If shares of only Latin America Group stock are outstanding, each share will have one vote. If Latin America Group stock is entitled to vote as a separate voting group with respect to any matter, each share of that series will, for purpose of such vote, have one vote on such matter.

     The holders of Latin America Group stock and the holders of BLS Group stock will not have any rights to vote separately as a voting group on any matter coming before our shareholders, except in the limited circumstances provided under Georgia law described below, by stock exchange rules or as determined by our board of directors. In addition to the approval of the holders of a majority of the voting power of all shares of common stock voting together as a single voting group, the approval of a majority of the outstanding shares of Latin America Group stock or BLS Group stock, voting as a separate voting group, would be required under Georgia law to approve any amendment to our restated articles of incorporation that would, among other things, change the designation, rights, preferences or limitations of the shares of that series, unless the amendment affects both series in the same or a substantially similar way.

     The following illustration demonstrates the calculation of the number of votes to which each share of Latin America Group stock would be entitled on all matters on which the holders of Latin America Group stock and the holders of BLS Group stock vote as a single voting group, where the average market values calculation does not result in the holders of Latin America Group stock holding more than 35% of the total voting power of all outstanding shares of common stock and therefore a reduction in the voting power of each share of Latin America Group stock is not required.

     If:

     - 200 million shares of Latin America Group stock and 2 billion shares of BLS Group stock were outstanding;

     - the average market value for the 20-trading day valuation period for Latin America Group stock was $25 per share; and

     - the average market value for the 20-trading day valuation period for BLS Group stock was $50 per share;

then each share of BLS Group stock would have one vote and each share of Latin America Group stock would have .5 votes based on the following calculation:

     average market value of
    Latin America Group stock                          $25 per share                        .5 votes per share of
---------------------------------          =       ---------------------          =       Latin America Group stock
     average market value of                           $50 per share
         BLS Group stock

As a result, the shares of Latin America Group stock would represent 100 million votes, which would equal 4.76% of our total voting power, and the shares of BLS Group stock would represent 2 billion votes, which would equal 95.24% of our total voting power. These amounts are calculated as follows:

   .5 votes per share                         200 million outstanding                         100 million votes for
 of Latin America Group           X               shares of Latin                   =       Latin America Group stock
          stock                                 America Group stock

    1 vote per share              X             2 billion shares of                 =          2 billion votes for
   of BLS Group stock                             BLS Group stock                                BLS Group stock

          100 million votes for
        Latin America Group stock                          4.76% of total voting power held by Latin
------------------------------------------         =                  America Group stock
          100 million votes for
       Latin America Group stock +
   2 billion votes for BLS Group stock

             2 billion votes
           for BLS Group stock                              95.24% of total voting power held by BLS
------------------------------------------         =                      Group stock
          100 million votes for
       Latin America Group stock +
   2 billion votes for BLS Group stock

     The following illustration demonstrates the calculation of the number of votes to which each share of Latin America Group stock would be entitled on all matters on which the holders of BLS Group stock and the holders of Latin America Group stock vote as a single voting group, where the average market values calculation does result in the holders of Latin America Group stock holding more than 35% of the total voting power of all outstanding shares of common stock and therefore a reduction in the voting power of each share of Latin America Group stock is required.

     If:

     - 800 million shares of Latin America Group stock and 2 billion shares of BLS Group stock were outstanding;

     - the average market value for the 20-trading day valuation period for Latin America Group stock was $100 per share; and

     - the average market value for the 20-trading day valuation period for BLS Group stock was $50 per share;

then each share of BLS Group stock would have one vote and each share of Latin America Group stock would have 1.346 votes based on the following series of calculations:

     average market value of
    Latin America Group stock                      $100 per share                 2 votes per share of
---------------------------------         =        --------------       =         Latin America Group
     average market value of                       $50 per share                         stock
         BLS Group stock

  2 votes per share of             800 million outstanding                                           44.44% of total
     Latin America           X     shares of Latin America       =      1.6 billion         =          voting power
      Group stock                        Group stock                       votes                     of common stock

     Because the total voting power of Latin America Group stock would exceed the 35% limitation, we would calculate the maximum number of votes to which the holders of Latin America Group stock are entitled in the aggregate by using this formula:

       x                         35% of total voting power
---------------          =            of common stock
     x + y

     where:

      x      =      the maximum number of votes to which the holders of
                    outstanding shares of Latin America Group stock are entitled in the aggregate; and

      y      =      the number of votes to which the holders of the outstanding shares of BLS Group stock are entitled in the aggregate, based on one vote per share.

     Applied to the foregoing facts, this formula results in the following:


      x
-------------         =                       .35
x + 2 billion

      x               =               .35 (x + 2 billion)

      x               =               .35x + 700 million

  x - .35x            =                   700 million

    .65x              =                   700 million

      x               =             1,076,923,077 votes for
                                   Latin America Group stock

     We then calculate the maximum number of votes per share of Latin America Group stock as follows:

               x                                1,076,923,077                    1.346 votes per share
-------------------------------         =       -------------         =       of Latin America Group stock
  the number of shares of Latin                  800,000,000
America Group stock outstanding

     CONVERSION AND REDEMPTION

     CONVERSION OF LATIN AMERICA GROUP STOCK AT OUR OPTION AT ANY TIME

     CONVERSION OF LATIN AMERICA GROUP STOCK INTO BLS GROUP STOCK. Our board of directors may at any time convert each share of Latin America Group stock into a number of shares of BLS Group stock equal to a percentage, set forth below under "-- Conversion Ratios," of the ratio of the average market value of one share of Latin America Group stock to the average market value of one share of BLS Group stock during a 20-trading day period. We will calculate the ratio of average market values as of the fifth trading day prior to the date we mail the conversion notice to holders.

     However, after the second anniversary of the completion of this offering, our board of directors may effect a conversion of Latin America Group stock into BLS Group stock only if, as of the close of business on the 20th trading day of the 20-trading day period during which the number of shares of BLS Group stock into which Latin America Group stock is to be converted is calculated, the market capitalization of Latin America Group stock is less than 60% of the combined market capitalization of Latin America Group stock and BLS Group stock.

     CONVERSION RATIOS. The percentage of the ratio of the average market values will be 120% during the first year after the completion of this offering. Beginning on the first anniversary but before the second anniversary of the completion of the offering, the percentage will be 115%. Beginning on the second anniversary of the completion of this offering, the percentage will be:

     - 110% if the market capitalization of Latin America Group stock is less than 40% of the combined market capitalization of the two series of common stock during the specified period described below; and

     - 100% if the market capitalization of Latin America Group stock is 40% or more, but less than 60%, of the combined market capitalization of the two series of common stock during the specified period described below.

     The market capitalization of Latin America Group stock and the combined market capitalization of Latin America Group stock and BLS Group stock will be determined based on market values for the majority of the trading days during the 20-trading day period during which the number of shares of BLS Group stock into which Latin America Group stock is to be converted is calculated. If we have the right, on the date on which we mail the conversion notice, to effect the conversion without any premium, we will not lose that right even if the market capitalization of Latin America Group stock subsequently becomes less than 40% of the combined market capitalization.

     CONVERSION OF BLS GROUP STOCK INTO LATIN AMERICA GROUP STOCK. Beginning on the second anniversary of the completion of this offering, our board of directors may convert each share of BLS Group stock into a number of shares of Latin America Group stock equal to a percentage, set forth above "-- Conversion Ratios," of the ratio of the average market value of one share of BLS Group stock to the average market value of one share of Latin America Group stock during a 20-trading day period, at either a 10% premium or without any premium. A conversion of BLS Group stock into Latin America Group stock would be subject to the same premium provisions set forth above under "-- Conversion Ratios" that would apply to a conversion of Latin America Group stock into BLS Group stock.

     However, our board of directors may effect a conversion of BLS Group stock into Latin America Group stock only if, as of the close of business on the 20th trading day of the 20-trading period during which the number of shares of Latin America Group stock into which BLS Group stock is to be converted is calculated, the market capitalization of BLS Group stock is less than 60% of the combined market capitalization of BLS Group stock and Latin America Group stock.

     CONVERSION OF LATIN AMERICA GROUP STOCK INTO ADDITIONAL GROUP STOCK. If our board of directors has issued one or more additional series of common stock, our board of directors may convert each share of Latin America Group stock into a number of shares of an additional series of common stock equal to a percentage of the ratio of the average market value of one share of Latin America Group stock to the average market value of one share of the additional series of common stock during a 20-trading day period. A conversion of Latin America Group stock into an additional series of common stock would be subject to the same premium and market capitalization provisions that would apply to a conversion of Latin America Group stock into BLS Group stock.

     TAX EVENT. If a tax event occurs at any time, the percentage of the ratio of the average market values will be 100%. This means that the holders of Latin America Group stock will not receive any premium in a conversion that is effected as a result of a tax event.

     The term "tax event" means the receipt by BellSouth of an opinion of its tax counsel to the effect that, as a result of any amendment to, clarification of, or change or proposed change in, the laws, or interpretation or application of the laws, of the United States or any political subdivision or taxing authority thereof or therein, including:

     - the enactment of any legislation;

     - the publication of any judicial or regulatory decision, determination or pronouncement; or

     - any announced proposed change in law by an applicable legislative committee or the chair thereof,

regardless of whether the amendment, clarification, change or proposed change is issued to or in connection with a proceeding involving us, the Latin America Group or the BLS Group and regardless of whether the amendment, clarification, change or proposed change is subject to appeal, there is more than an insubstantial risk that:

     - for tax purposes, any issuance of Latin America Group stock or BLS Group stock would be treated as a sale or other taxable disposition by us or any of our subsidiaries of any of the assets, operations or relevant subsidiaries to which Latin America Group stock or BLS Group stock relates;

     - the issuance or existence of Latin America Group stock or BLS Group stock would subject us, our subsidiaries or affiliates, or our or their successors or shareholders to tax or other adverse tax consequences; or

     - for tax purposes, either Latin America Group stock or BLS Group stock is not, or at any time in the future will not be, treated solely as common stock of BellSouth.

     PURPOSE OF OPTIONAL CONVERSION PROVISIONS; SHAREHOLDER
CONSIDERATIONS. These provisions allow us the flexibility to recapitalize Latin America Group stock and BLS Group stock into one series of common stock that would, after the recapitalization, represent an equity interest in the combined businesses of the Latin America Group and the BLS Group. The optional conversion could be exercised at any future time if our board of directors determines that, under particular facts and circumstances then existing, an equity structure including these two series of common stock was no longer in the best interests of BellSouth. A conversion could be exercised, however, at a time that is disadvantageous to the holders of Latin America Group stock. For additional information on the risks of a conversion, see "Risk Factors -- Risk Factors Relating to Our Tracking Stock Capital Structure -- You may not have any remedies if any action by directors or officers has an adverse effect on Latin America Group stock" and "-- Potential conflicts of interest exist between holders of Latin America Group stock and holders of BLS Group stock that may be difficult for our board of directors to resolve or that may be resolved adversely to Latin America Group stock."

     Conversion would be based upon the relative market values of Latin America Group stock and BLS Group stock. Many factors could affect the market values of Latin America Group stock or BLS Group stock, including our results of operations and those of each of the groups, trading volume and general economic and market conditions. Market values also could be affected by decisions by our board of directors or our management that investors perceive to affect differently one group's stock compared to the other group's stock. These decisions could include changes to our tracking stock policies, transfers of assets and liabilities between groups, allocations of corporate opportunities and financing resources between the groups and changes in dividend policies.

     The following illustration demonstrates the calculation of the number of shares issuable upon conversion of Latin America Group stock into shares of BLS Group stock at our option during the third year after the completion of this offering.

     If:

     - a tax event has not occurred;

     - 200 million shares of Latin America Group stock and 2 billion shares of BLS Group stock were outstanding immediately prior to the conversion;

     - the average market value of one share of Latin America Group stock over the 20-trading day valuation period was $25 per share;

     - the average market value of one share of BLS Group stock over the same valuation period was $50 per share; and

     - the market capitalization of the outstanding Latin America Group stock is less than 40% of the combined market capitalization of Latin America Group stock and BLS Group stock for a majority of the trading days during the 20-trading day period;

then each share of Latin America Group stock could be converted into .55 shares of BLS Group stock based on the following calculation:

                                  average market value of
                                 Latin America Group stock
    110%             X       ---------------------------------          =
                                  average market value of
                                      BLS Group stock

                                       $25 per share
    1.1              X       ---------------------------------          =        .55 shares
                                       $50 per share

     REDEMPTION IN EXCHANGE FOR STOCK OF SUBSIDIARY

     Our board of directors may at any time redeem on a pro rata basis all of the outstanding shares of Latin America Group stock for shares of the common stock of one or more of our wholly-owned subsidiaries that own all of the assets and liabilities attributed to the Latin America Group.

     These provisions are intended to give us increased flexibility with respect to spinning-off the assets and liabilities attributed to the Latin America Group by transferring all of the assets and liabilities attributed to the Latin America Group to one or more wholly-owned subsidiaries. As a result of any such redemption, the holders of Latin America Group stock and the holders of BLS Group stock would hold securities of separate legal entities operating in distinct lines of business. We currently do not have any intention of spinning-off the assets and liabilities attributed to the Latin America Group; however, this redemption could be authorized by our board of directors at any time in the future if it determines that, under the facts and circumstances then existing, an equity structure comprised of Latin America Group stock and BLS Group stock is no longer in the best interests of BellSouth and a spin-off is desirable.

     If at the time of any such redemption the BLS Group still holds an inter-group interest in the Latin America Group, the number of shares of those subsidiaries that we will exchange for Latin America Group stock in such redemption will be equal to the product of the outstanding interest fraction and the number of shares of common stock of each subsidiary that will be outstanding immediately after the redemption. We will retain the balance of the shares of those subsidiaries for the BLS Group or distribute them to the holders of BLS Group stock.

     If the BLS Group's inter-group interest in the Latin America Group has been eliminated and the Latin America Group has acquired an inter-group interest in the BLS Group, at the time of any such redemption of Latin America Group stock, we will exchange, in addition to shares of one of more wholly-owned subsidiaries that own all of the assets and liabilities attributed to the Latin America Group, a number of shares of BLS

Group stock equal to the number of shares issuable with respect to the Latin America Group's inter-group interest in the BLS Group to either the holders of Latin America Group stock or one or more of those Latin America Group subsidiaries.

     We may redeem shares of Latin America Group stock for subsidiary stock only if we have legally available funds under Georgia law.

     The following illustration demonstrates the application of the provisions with respect to a redemption of all Latin America Group stock in exchange for shares of the common stock of one of our wholly-owned subsidiaries that owns all of the assets and liabilities attributed to the Latin America Group.

     If:

     - 200 million shares of Latin America Group stock and 2 billion shares of BLS Group stock were outstanding;

     - the BLS Group holds an 80% inter-group interest in the Latin America Group, resulting in a 20% outstanding interest fraction; and

     - 400 million shares of common stock of that Latin America Group subsidiary will be outstanding immediately after the redemption;

then we will exchange 80 million shares of common stock of that Latin America Group subsidiary for Latin America Group stock based on the following calculation:

                              the number of shares of common stock of that
    outstanding        X       Latin America Group subsidiary that will be       =
 interest fraction            outstanding immediately after the redemption

           .2                  X             400 million   =   80 million shares

As a result of the BLS Group's 80% inter-group interest, we will retain the remaining 320 million shares of common stock of that Latin America Group subsidiary for the BLS Group or distribute them to the holders of BLS Group stock.

     MANDATORY DIVIDEND, REDEMPTION OR CONVERSION OF STOCK IF DISPOSITION OF THE ASSETS OF THE LATIN AMERICA GROUP OCCURS

     If we dispose of all or substantially all -- that is, at least 80% -- of the properties and assets attributed to the Latin America Group in a transaction or series of related transactions other than those described below under "-- Exceptions to the Mandatory Dividend, Redemption or Conversion Requirement if a Disposition Occurs," we are required to take action that returns the value of the net proceeds of those assets to the holders of Latin America Group stock. That action could take the form of a dividend, a redemption of shares or a conversion into another series of common stock.

     Accordingly, if we dispose of all or substantially all of the properties and assets attributed to the Latin America Group in a transaction or series of related transactions other than those described below under "-- Exceptions to the Mandatory Dividend, Redemption or Conversion Requirement if a Disposition Occurs," we will do one of the following:

     - pay a dividend to the holders of Latin America Group stock in cash and/or securities or other property having a fair value equal to the net proceeds of the disposition;

     - if the disposition involves:

      - all of the properties and assets, redeem all outstanding shares of Latin America Group stock in exchange for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; or

      - substantially all -- but not all -- of the properties and assets, redeem a number of whole shares of Latin America Group stock in exchange for cash and/or securities or other property having a fair value equal to the net proceeds of the disposition; the number of shares so redeemed will have in the aggregate an average market value, during the period of ten consecutive trading days beginning on the 26th trading day following the disposition date, closest to the net proceeds; or

     - convert each outstanding share of Latin America Group stock into a number of shares of BLS Group stock equal to 110% of the ratio of the average market value of one share of Latin America Group stock to the average market value of one share of BLS Group stock during the ten-trading day period beginning on the 26th trading day following the disposition date. Alternatively, if our board of directors has issued one or more additional series of common stock, our board of directors may convert each share of Latin America Group stock into a number of shares of an additional series of common stock. The same premium provisions would apply.

     We may only pay a dividend or redeem shares of Latin America Group stock if we have legally available funds under Georgia law and the amount to be paid to holders is less than or equal to the Latin America Group available distribution amount. We will pay the dividend or complete the redemption or conversion on or prior to the 95th trading day following the disposition date.

     For purposes of determining whether a disposition has occurred, "substantially all of the properties and assets" attributed to the Latin America Group means a portion of the properties and assets that represents at least 80% of the then fair value of the properties and assets attributed to the Latin America Group.

     The "net proceeds" of a disposition means an amount equal to what remains of the gross proceeds of the disposition after any payment of, or reasonable provision is made as determined by our board of directors for:

     - any taxes we estimate will be payable by us, or which we estimate would have been payable but for the utilization of tax benefits attributable to another group, in respect of the disposition or in respect of any resulting dividend or redemption;

     - any transaction costs, including, without limitation, any legal, investment banking and accounting fees and expenses; and

     - any liabilities attributed to the Latin America Group, including, without limitation, any liabilities for deferred taxes, any indemnity or guarantee obligations incurred in connection with the disposition or otherwise, any liabilities for future purchase price adjustments and any preferential amounts plus any accumulated and unpaid dividends in respect of any preferred stock attributed to the Latin America Group.

     We may elect to pay the dividend or redemption price either in the same form as the proceeds of the disposition were received or in any other combination of cash, securities or other property that our board of directors or, in the case of securities that have not been publicly traded for a period of at least 15 months, an independent investment banking firm, determines will have an aggregate market value of not less than the fair value of the net proceeds.

     The following illustration demonstrates the application of the provisions requiring a mandatory dividend, redemption or conversion if a disposition of the assets of the Latin America Group occurs.

     If:

     - 200 million shares of Latin America Group stock and 2 billion shares of BLS Group stock were outstanding;

     - the BLS Group holds an 80% inter-group interest in the Latin America Group, resulting in a 20% outstanding interest fraction;

     - the net proceeds of the sale of substantially all -- but not all -- of the assets attributed to the Latin America Group equals $22 billion;

     - the average market value of Latin America Group stock during the ten-trading day valuation period was $25 per share; and

     - the average market value of BLS Group stock during the same valuation period was $50 per share;

then we could do any one of the following:

(1) pay a dividend to the holders of Latin America Group stock equal to:

 outstanding interest                             net proceeds
       fraction                X       ---------------------------------          =
                                          number of outstanding shares
                                          of Latin America Group stock

                                                  $22 billion
          .2                   X       ---------------------------------          =       $22 per share
                                               200 million shares

     As a result of the BLS Group's 80% inter-group interest, we will credit to the combined financial statements of the BLS Group, and charge against the combined financial statements of the Latin America Group, $17.6 billion (.8 X $22 billion).

(2) redeem for $25 per share a number of shares of Latin America Group stock equal to:

 outstanding interest                             net proceeds
       fraction                X       ---------------------------------          =
                                            average market value of
                                           Latin America Group stock

                                                  $22 billion
          .2                   X       ---------------------------------          =       176 million shares
                                                 $25 per share

     At the same time, as a result of the BLS Group's 80% inter-group interest, we will effectively treat as redeemed 704 million shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group for $25 per share by crediting to the combined financial statements of the BLS Group, and charging against the combined financial statements of the Latin America Group, $17.6 billion.

(3) convert each outstanding share of Latin America Group stock into a number of shares of BLS Group stock equal to:

                             average market value of
                            Latin America Group stock
 110%           X       ---------------------------------          =
                             average market value of
                                 BLS Group stock

                                  $25 per share
  1.1           X       ---------------------------------          =       .55 shares
                                  $50 per share

     Our board of directors may, prior to the second anniversary of the payment of a dividend or redemption following a disposition of substantially all -- but not all -- of the properties and assets attributed to the Latin America Group, convert each outstanding share of Latin America Group stock into a number of shares of BLS Group stock equal to 110% of the ratio of the average market values of one share of Latin America Group stock to one share of BLS Group stock during a 20-trading day period. Following the second anniversary of the completion of this offering, the number of shares to be received as a result of a conversion will equal 100% of the applicable ratio if we would be entitled to convert without any premium pursuant to the optional conversion provisions described under "-- Conversion of Latin America Group Stock at Our Option at Any Time;" otherwise, the number of shares to be received will continue to equal 110% of the applicable ratio. We will calculate the ratio of average market values as of the fifth trading day prior to the date we mail the conversion notice to holders.

     Alternatively, if our board of directors has issued one or more additional series of common stock, our board of directors may convert each share of Latin America Group stock into a number of shares of an additional series of common stock. A conversion of Latin America Group stock into an additional series of common stock would be subject to the same premium provisions that would apply to a conversion of Latin America Group stock into BLS Group stock.

     The following illustration demonstrates the calculation of the number of shares issuable upon conversion of Latin America Group stock into shares of BLS Group stock within two years after a dividend following a disposition of substantially all of the Latin America Group's assets.

     If:

     - 200 million shares of Latin America Group stock and 2 billion shares of BLS Group stock were outstanding;

     - the BLS Group holds an 80% inter-group interest in the Latin America Group, resulting in a 20% outstanding interest fraction;

     - the average market value of Latin America Group stock during the 20-trading day valuation period was $5 per share; and

     - the average market value of BLS Group stock during the same valuation period was $50 per share;

then each share of Latin America Group stock could be converted into .11 shares of BLS Group stock based on the following calculation:

                             average market value of
                            Latin America Group stock
 110%          X        ---------------------------------         =
                             average market value of
                                 BLS Group stock

                                   $5 per share
  1.1          X        ---------------------------------         =        .11 shares
                                  $50 per share

     EXCEPTIONS TO THE MANDATORY DIVIDEND, REDEMPTION OR CONVERSION REQUIREMENT IF A DISPOSITION OCCURS. We are not required to take any of the above actions for any disposition of all or substantially all of the properties and assets attributed to the Latin America Group in a transaction or series of related transactions that results in our receiving for those properties and assets primarily equity securities of any entity:

     - that acquires those properties or assets or succeeds to the business conducted with those properties or assets or that controls such acquirer or successor; and

     - that is primarily engaged or proposes to engage primarily in one or more businesses similar or complementary to the businesses conducted by the Latin America Group prior to the disposition, as determined by our board of directors.

The purpose of this exception is to enable us technically to "dispose" of properties or assets of the Latin America Group to other entities engaged or proposing to engage in businesses similar or complementary to those of the Latin America Group without requiring a dividend on, or a redemption or conversion of, Latin America Group stock, so long as we receive an equity interest in that entity. We are not required to control that entity, whether by ownership or contract provisions.

     In addition, we are not required to effect a dividend, redemption or conversion if a disposition is:

     - of all or substantially all of our properties and assets in one transaction or a series of related transactions in connection with our dissolution and the distribution of our assets to shareholders;

     - on a pro rata basis, such as in a spin-off, to the holders of all outstanding shares of Latin America Group stock and, to the extent that the BLS Group holds an inter-group interest in the Latin America Group, the BLS Group;

     - made to any person or entity controlled by us, as determined by our board of directors; or

     - a disposition conditioned upon the affirmative vote of a majority of the votes entitled to be cast by the holders of Latin America Group stock, voting as a separate voting group.

     NOTICES IF DISPOSITION OF THE ASSETS OF THE LATIN AMERICA GROUP OCCURS. Not later than the 20th trading day after the consummation of a disposition, we will announce publicly by press release:

     - the net proceeds of the disposition;

     - the number of shares outstanding of Latin America Group stock;

     - the number of shares of Latin America Group stock into or for which convertible securities are then convertible, exchangeable or exercisable and the conversion, exchange or exercise price of those convertible securities; and

     - if applicable, the outstanding interest fraction on the date of the notice.

     Not earlier than the 36th trading day and not later than the 40th trading day after the consummation of the disposition, we will announce publicly by press release whether we will pay a dividend or redeem shares of Latin America Group stock with the net proceeds of the disposition or convert the shares of Latin America Group stock into another series of common stock.

     We will mail to each holder of Latin America Group stock the additional notices and other information required by our restated articles of incorporation.

     SELECTION OF SHARES FOR REDEMPTION

     If fewer than all of the outstanding shares of Latin America Group stock are to be redeemed, we will redeem those shares proportionately from among the holders of outstanding shares of Latin America Group stock or by such other method as may be determined by our board of directors to be equitable.

     FRACTIONAL INTERESTS; TRANSFER TAXES

     We will not be required to issue fractional shares of any capital stock or any fractional securities to any holder of Latin America Group stock upon any conversion, redemption, dividend or other distribution described above. If a fraction is not issued to a holder, we will pay cash instead of that fraction.

     We will pay all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of any shares of capital stock and/or other securities to the holders of record on redemption or conversion of shares.

     LIQUIDATION RIGHTS

     Under our restated articles of incorporation, in the event of our dissolution, after payment or provision for payment of the debts and other liabilities and full preferential amounts to which holders of any preferred stock are entitled, the holders of Latin America Group stock, the holders of BLS Group stock and the holders of any additional group stock that is subsequently created will be entitled to receive our assets remaining, if any, for distribution to holders of common stock on a per share basis in proportion to the liquidation units per share of such series.

     The liquidation rights of the series of common stock will be as follows:

     - each outstanding share of Latin America Group stock will have .25 of one liquidation unit; and

     - each outstanding share of BLS Group stock will have one liquidation unit.

     If we issue additional group stock, each share of additional group stock will have a number of liquidation units, including a fraction of one liquidation unit, as our board of directors determines at the time of issuance.

     The number of liquidation units to which each share of Latin America Group stock is entitled will not be changed without the approval of the holders of each series of common stock voting as a separate voting group, except in the limited circumstances described below. As a result, the liquidation rights of the holders of the respective series of common stock may not bear any relationship to the relative market values or the relative voting rights of the series of common stock.

     No holder of Latin America Group stock will have any special right to receive specific assets of the Latin America Group in the case of our dissolution and no holder of BLS Group stock will have any special right to receive specific assets of the BLS Group.

     If we subdivide or combine the outstanding shares of a series of common stock or declare a dividend or other distribution of shares of a series of common stock to holders of that series of common stock, the number of liquidation units of the other series of common stock will be appropriately adjusted. This adjustment will be made by our board of directors to avoid any dilution in the relative liquidation rights of any series of common stock.

     Neither a merger or share exchange of BellSouth into or with any other corporation, nor any sale, lease, exchange or other disposition of all or substantially all of our assets, will, alone, cause the dissolution of BellSouth, for purposes of these liquidation rights provisions.

     INTER-GROUP INTEREST

     Prior to the completion of this offering, the BLS Group holds 100% of the equity value of the Latin America Group and, therefore, a 100% inter-group interest in the Latin America Group. The number of shares of Latin America Group stock that, if issued, would initially represent a 100% inter-group interest in
the Latin America Group equals                . That number was determined based
on:

     - the estimated equity value of the Latin America Group; and

     - the initial offering price of Latin America Group stock.

     The Latin America Group will receive the net proceeds from this offering. Because the shares of Latin America Group stock being sold in this offering are not "new" shares (that is, shares included in the BLS Group's inter-group interest in the Latin America Group), the number of shares of Latin America Group stock representing 100% of the equity value of the Latin America Group
will increase. The       shares issued in this offering will represent
approximately        % of the equity value of the Latin America Group and cause the number of shares representing 100% of the equity value of the Latin America
Group to increase to        . If the underwriters exercise their over-allotment
option in full, the Latin America Group also will receive the net proceeds from the offering of the number of shares subject to the over-allotment option. Accordingly, the number of shares of Latin America Group stock representing 100%
of the equity value of the Latin America Group will increase further to        .

     The BLS Group's inter-group interest in the Latin America Group represents the equity value of the Latin America Group that is held by the BLS Group and is therefore not represented by outstanding shares of Latin America Group stock issued to the public. The outstanding interest fraction indicates the portion of the equity value of the Latin America Group owned by the public. It is calculated by dividing the number of outstanding shares of Latin America Group stock issued to the public by the sum of the number of outstanding shares of Latin America Group stock issued to the public plus the number of shares issuable with respect to the BLS Group's inter-group interest in the Latin America Group. The outstanding interest fraction will equal one, and the inter-group interest will equal zero, at any time that all of the ownership of the Latin America Group is represented by the outstanding Latin America Group stock. Immediately after this offering, the outstanding interest fraction will
equal        %. If the underwriters exercise their over-allotment option in
full, the outstanding interest fraction will equal        %.

     At any time the BLS Group holds an inter-group interest in the Latin America Group, the outstanding interest fraction will be used, in effect, to allocate to the BLS Group any dividend or redemption payment made to the holders of Latin America Group stock.

     The following illustration demonstrates the calculation of the outstanding interest fraction.

     If:

     - 100 million shares of Latin America Group stock were outstanding as a result of the initial public offering; and

     - 400 million shares of Latin America Group stock were issuable with respect to the BLS Group's inter-group interest in the Latin America Group (that is, the BLS Group held a 80% inter-group interest in the Latin America Group);

then the outstanding interest fraction with respect to Latin America Group stock would equal .20 based on the following calculation:

          number of shares of
 Latin America Group stock outstanding
---------------------------------------
          number of shares of                   =
Latin America Group stock outstanding +
    number of shares issuable with
respect to the BLS Group's interest in
        the Latin America Group

          100 million shares
---------------------------------------         =       .20
100 million shares + 400 million shares

     The number of shares of Latin America Group stock issuable with respect to the BLS Group's inter-group interest in the Latin America Group would be increased or decreased to reflect transactions in Latin America Group stock, including purchases and sales for the account of the BLS Group, and certain transfers of assets or liabilities to the Latin America Group or the BLS Group, and under other circumstances as our board of directors determines appropriate to reflect the economic substance of any other event or circumstance.

     Any group may hold an inter-group interest in any other group, unless our board of directors determines otherwise at the time of issuance. However, no group can hold an inter-group interest in any other group if the two groups would then hold an inter-group interest in each other.

     DETERMINATIONS BY THE BOARD OF DIRECTORS

     Any determinations made in good faith by our board of directors with respect to a series of common stock will be final and binding on all of our shareholders.

     PREEMPTIVE RIGHTS

     The holders of Latin America Group stock will not have any preemptive rights.

BLS GROUP STOCK

     DIVIDENDS

     Our restated articles of incorporation provide that dividends on BLS Group stock will be limited to the lesser of:

     - the funds of BellSouth legally available for distributions under Georgia law; and

     - the BLS Group available distribution amount.

The BLS Group available distribution amount will be calculated in a manner similar to the manner in which the Latin America Group available distribution amount is calculated. See "-- Dividends."

     If the BLS Group's inter-group interest in the Latin America Group has been eliminated and the Latin America Group has acquired an inter-group interest in the BLS Group, at the time of any dividend on the outstanding shares of BLS Group stock, we will credit to the combined financial statements of the Latin America Group, and charge against the combined financial statements of the BLS Group, an amount that would be payable if the shares issuable with respect to the Latin America Group's inter-group interest in the BLS Group were outstanding shares.

     CONVERSION AND REDEMPTION

     BLS Group stock is subject to the conversion and redemption provisions described under "-- Latin America Group Stock -- Conversion and Redemption." BLS Group stock is not convertible into Latin America Group stock prior to the second anniversary of the completion of this offering.

     VOTING RIGHTS

     The holders of BLS Group stock have the voting rights described under "-- Latin America Group Stock -- Voting Rights."

     LIQUIDATION RIGHTS

     In the event of our dissolution, the holders of BLS Group stock are entitled to receive funds as described under "-- Latin America Group Stock -- Liquidation Rights."

     INTER-GROUP INTEREST

     The BLS Group's inter-group interest in the Latin America Group, and the limitations on the Latin America Group's ability to acquire an inter-group interest in the BLS Group, are described under "-- Latin America Group
Stock -- Inter-Group Interest."

     PREEMPTIVE RIGHTS

     The holders of BLS Group stock will not have any preemptive rights.

ADDITIONAL GROUP STOCK

     Although our board of directors does not currently have any plan to issue any additional series of common stock, our board of directors may decide to authorize the issuance of shares of one or more series of common stock in addition to Latin America Group stock and BLS Group stock. Our board of directors has the authority under our restated articles of incorporation to issue additional series of common stock without shareholder approval, unless shareholder approval is required by Georgia law or the rules of any stock exchange on which any series of outstanding common stock may then be listed.

     If our board of directors decides to issue an additional series of common stock, BellSouth may establish a new group to which such new series of common stock relates either by allocating to it newly acquired assets or by reallocating to it some of the assets and liabilities from any one or more of the Latin America Group, the BLS Group or any previously created additional group. If our board of directors decides to reallocate assets and liabilities from an existing group to a new group, the group or groups to which those assets and liabilities were previously allocated would hold an inter-group interest in the new group representing the reallocated assets and liabilities, unless the new group paid for those assets and liabilities with other consideration.

     At the time of issuance of any series of additional group stock, our board of directors will determine the dividend, voting and liquidation rights and conversion, redemption and other provisions applicable to that additional group stock. Any additional group stock issued may be convertible into either Latin America Group stock or BLS Group stock on such terms as may be determined by our board of directors.

     Our board of directors also may determine at the time of issuance of any additional group stock that the additional group may acquire an inter-group interest in either the Latin America Group or the BLS Group, or both. Similarly, our board of directors may provide for the Latin America Group or the BLS Group, or both, to acquire an inter-group interest in the additional group.

PREFERRED STOCK

     Our restated articles of incorporation will authorize our board of directors to provide for the issuance of first preferred stock in one or more series, without shareholder approval. Our board of directors can determine the voting powers, preferences, designations, rights, qualifications, limitations and restrictions of each series. Prior to the issuance of each series of first preferred stock, our board of directors may determine the following provisions of that series:

     - the designation of the series and the number of shares offered;

     - the dividend rate, the dates on which dividends will be payable and the date from which dividends will be accumulated;

     - whether the shares of the particular series can be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

     - the amount per share payable in the event of dissolution;

     - any purchase, retirement or sinking fund provisions;

     - the terms and conditions, if any, on which shares may be converted;

     - whether the shares have voting rights and the extent of any such voting rights, including, without limitation, the right to elect directors; and

     - any other preferences, rights, restrictions and qualifications of shares of such series permitted by law and our restated articles of incorporation.

     RANK

     Any series of first preferred stock will rank senior to all series of common stock with respect to dividend rights and liquidation rights.

     DIVIDEND RIGHTS

     Dividends on the first preferred stock will be cumulative.

     No full dividends may be declared or paid or funds set apart for the payment of dividends on any equal securities unless full dividends have been paid or set apart for payment on the first preferred stock. If full dividends are not paid, the first preferred stock will share distribution pro rata with the securities ranking equally. No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment have been paid or declared and a sum sufficient for the payment set apart for payment on the first preferred stock.

     LIQUIDATION RIGHTS

     If we dissolve BellSouth, either voluntarily or involuntarily, the holders of each series of first preferred stock will be entitled to receive, after we pay our debts and other liabilities and after we provide for liquidating distributions to holders of securities senior to such series of first preferred stock, and before we make any liquidating distributions to holders of securities junior to such series of first preferred stock liquidating distributions in the amount described in the resolutions creating the series of first preferred stock, plus an amount equal to accrued and unpaid dividends for all dividend periods prior to that point in time.

     If the amounts payable with respect to such series of first preferred stock and any other securities equal with such series are not paid in full, the holders of such series of first preferred stock and the securities equal with such series will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of such series of first preferred stock are paid in full, they will have no right or claim to any of our remaining assets.

RESTATED RIGHTS AGREEMENT

     Our board of directors has determined that, effective upon our completion of this offering, BellSouth will amend and restate our current rights agreement to contain provisions reflecting our new equity structure. Under the restated rights agreement:

     - each share of Latin America Group stock will have associated with it a right to purchase a "unit" of one ten-thousandth of a share of our newly designated Series D first preferred stock at a purchase price of $200, subject to adjustment; and

     - each outstanding share of BLS Group stock will have associated with it a right to purchase a "unit" of one ten-thousandth of a share of our newly designated Series C first preferred stock at a purchase price of $200, subject to adjustment.

     A holder of a Series D unit would be entitled to rights substantially similar to those of a holder of a share of Latin America Group stock. Similarly, a holder of a Series C unit would be entitled to rights substantially similar to those of a holder of a share of BLS Group stock.

     Until a "distribution date" occurs, the Latin America Group rights and the BLS Group rights will not be exercisable, will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares. Following a "distribution date," the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from Latin America Group stock and BLS Group stock.

     A "distribution date" would occur upon the earlier of:

     - the first day on which a person publicly announces that the person has become an "acquiring person," or on which we publicly announce that a person has become an "acquiring person;" or

     - the tenth day, or a later day determined by our board of directors, after a person, alone or together with a group, commences or announces its intention to commence a tender or exchange offer that, if successful, would result in a person, alone or together with a group, becoming an "acquiring person."

     Under the restated rights agreement, a person becomes an "acquiring person" if the person, alone or together with a group, acquires beneficial ownership of:

     - 20% or more of the outstanding shares of Latin America Group stock;

     - 20% or more of the outstanding shares of BLS Group stock; or

     - 10% or more of the total voting power of all of our common stock.

For these purposes, the voting power of a person or group will be determined at any time and from time to time as if the day on which the determination is made is the record date for a vote of shareholders.

     If any person becomes an acquiring person:

     - each holder of a Latin America Group right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of Series D units having a market value two times the purchase price; and

     - each holder of a BLS Group right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of Series C units having a market value two times the purchase price.

For these purposes, we will assume that each Series D unit has the same market value as a share of Latin America Group stock and each Series C unit has the same market value as a share of BLS Group stock.

     If a person becomes an acquiring person, our board of directors may, at its option, exchange the Latin America Group rights and the BLS Group rights, other than rights owned by the acquiring person, at an exchange ratio of two Series D units for each Latin America Group right and an exchange ratio of two Series C units for each BLS Group right.

     If, following a public announcement that a person has become an acquiring person:

     - BellSouth merges or enters into any similar business combination transaction and BellSouth is not the surviving corporation;

     - another entity merges or enters into any similar transaction with BellSouth and all or part of our common stock is converted or exchanged for other securities, cash or property; or

     - 30% or more of our assets or earning power is sold or transferred;

each holder of a Latin America Group right and each holder of a BLS Group right will be entitled to purchase, at the purchase price, a number of shares of common stock of the surviving entity in any merger or other business combination, or of the purchaser in any sale or transfer of assets or earning power, having a market value two times the purchase price.

     The Latin America Group rights and the BLS Group rights will expire on December 11, 2009, unless we extend or terminate them.

     At any time until a public announcement that a person has become an acquiring person, our board of directors may redeem all of the Latin America Group rights and the BLS Group rights at a redemption price of $.01 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

     A holder of Latin America Group rights or BLS Group rights will not, as such, have any rights as a shareholder of BellSouth, including rights to vote or receive dividends.

     At any time prior to the public announcement that a person has become an acquiring person, we may, without the approval of any holders of rights, supplement or amend any provision of the restated rights agreement in any manner, whether or not such supplement or amendment is or would be adverse to any holders of the rights. From and after the public announcement that a person has become an acquiring person, we may, without the approval of any holders of rights, supplement or amend the restated rights agreement only:

     - to cure any ambiguity;

     - to correct or supplement any provision that may be defective or inconsistent; or

     - in any manner that we may deem necessary or desirable and which does not adversely affect the interests of the holders of rights, other than an acquiring person.

     The restated rights agreement will contain provisions designed to prevent the inadvertent triggering of the rights.

     The purpose of the rights is to:

     - give our board of directors the opportunity to negotiate with any persons seeking to obtain control of BellSouth;

     - deter acquisitions of voting control of BellSouth, or of any series of our common stock, without assurance of fair and equal treatment of all of our shareholders or all holders of that series of common stock, as applicable; and

     - prevent a person from acquiring in the market a sufficient amount of BellSouth voting power, or a sufficient number of shares of a series of our common stock, to be in a position to block an action sought to be taken by our shareholders or by the holders of that series of common stock, as applicable.

     We have filed a copy of the form of the restated rights agreement with the SEC as an exhibit to the registration statement of which this prospectus is a part.

ANTI-TAKEOVER PROVISIONS OF GEORGIA LAW, OUR RESTATED ARTICLES OF INCORPORATION AND BY-LAWS AND OUR RESTATED RIGHTS AGREEMENT

     The following discussion concerns certain provisions of Georgia law, our restated articles of incorporation, our by-laws and our restated rights agreement that could be viewed as having the effect of discouraging an attempt to obtain control of BellSouth.

     BUSINESS COMBINATIONS

     The Georgia legislature has enacted legislation which generally prohibits a corporation which has adopted a by-law electing to be covered thereby, which BellSouth has done, from engaging in any "business combination" with an "interested shareholder" for a period of five years from the date such person becomes an interested shareholder, unless the interested shareholder:

     - prior to becoming an interested shareholder, obtained the approval of our board of directors for either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

     - becomes the owner of at least 90% of the outstanding voting stock of the corporation in the same transaction in which the interested shareholder became an interested shareholder, excluding for purposes of determining the number of shares outstanding those shares owned by officers, directors, subsidiaries and certain employee stock plans of the corporation; or

     - subsequent to the acquisition of 10% or more of the outstanding voting stock of the corporation, acquires additional shares resulting in ownership of at least 90% of the outstanding voting stock of the corporation and obtains approval of the business combination by the holders of a majority of the shares of voting stock of the corporation, other than those shares held by an interested shareholder, officers, directors, subsidiaries and certain employee stock plans of the corporation.

     The term "business combination" refers to a merger, consolidation or other specified corporate transaction. The term "interested shareholder" refers to a 10% shareholder or an affiliate of the corporation which was a 10% shareholder at any time within the preceding two years.

     BellSouth's "business combinations" by-law may be repealed only by an affirmative vote of two-thirds of the continuing directors and a majority of the votes entitled to be cast by the shareholders, other than interested shareholders, and shall not be effective until 18 months after that shareholder vote. The Georgia statute provides that a Georgia corporation which has thus repealed such a by-law may not thereafter readopt that by-law.

     FAIR PRICE PROVISIONS

     The "fair price" provisions contained in the Georgia statute and our restated articles of incorporation require, generally, in connection with a merger or similar transaction between BellSouth and an "interested shareholder," the unanimous approval of BellSouth's directors not affiliated with the interested shareholder or the affirmative vote of two-thirds of these directors and a majority of the outstanding shares held by disinterested shareholders, unless:

     - within the past three years the interested shareholder has not increased its shareholdings by more than 1% in any 12-month period; or

     - all shareholders receive at least the same consideration for their shares as the interested shareholder previously paid.

     For purposes of the fair price provisions, the term "interested shareholder" refers to the interested shareholder, as defined under the business combinations provisions, which is a party to, or an affiliate which is a party to, the business combination in question.

     The fair price provisions may be revised or rescinded only upon the affirmative vote of at least two-thirds of the directors not affiliated with an interested shareholder and a majority of the outstanding shares held by disinterested shareholders.

     AUTHORIZED SHARES OF STOCK

     Our restated articles of incorporation provide that we may from time to time issue shares of common and first preferred stock in one or more series, the terms of which will be determined by our board of directors. Our restated articles of incorporation authorize 100 million shares of first preferred stock, of which five million shares will have been designated as "Series C First Preferred Stock" and two million shares of "Series D First Preferred Stock." The shares of Series C first preferred stock and Series D first preferred stock will have been reserved for issuance in connection with our restated shareholder rights agreement. We will not solicit approval of our shareholders for issuance of common and first preferred stock unless our board of directors believes that approval is advisable or is required by stock exchange rules or Georgia law.

     The existence of authorized, unissued and unreserved common and first preferred stock could enable our board of directors to issue shares to persons friendly to current management, which could render more difficult, or discourage, an attempt to obtain control of BellSouth by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management. These additional shares also could be used to dilute the share ownership of persons seeking to obtain control of BellSouth.

     SHAREHOLDER NOMINATIONS AND PROPOSALS

     Our by-laws provide that any shareholder may present a nomination for a directorship or a proposal at an annual meeting of shareholders only if advance notice of such nomination or proposal has been delivered to BellSouth not less than 75 days or more than 120 days prior to the date which is 12 months after the anniversary of the annual meeting of shareholders held in the prior year.

     The foregoing notices must describe:

     - as to each nominee for director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors;

     - as to any proposal, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and his or her material interest in the proposal, if any;

     - personal information regarding the shareholder giving the notice; and

     - the number of shares owned by the shareholder.

These procedural requirements could have the effect of delaying or preventing the submission of matters proposed by any shareholder to a vote of the shareholders.

     STAGGERED BOARD

     Our board of directors is divided into three classes of directors serving staggered three-year terms. Each class consists of, as nearly as possible, one-third of the total number of directors.

     The classification of directors makes it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, generally will be required to change the majority of our board of directors. The classification provisions of our by-laws could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of BellSouth.

     CHANGE IN THE NUMBER OF DIRECTORS

     Our by-laws provide that the number of directors may be increased or decreased either by:

     - the affirmative vote of a majority of our board of directors; or

     - the affirmative vote of at least 75% of the voting power of all shares entitled to vote generally in the election of directors, voting as a separate voting group;

provided that such number may not be less than nine.

     These requirements make it more difficult for shareholders to change the composition of our board of directors.

     REMOVAL OF DIRECTORS

     Our by-laws provide that any director or all directors may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all shares entitled to vote in the election of directors, voting together as a single voting group.

     These requirements make it more difficult for shareholders to change the composition of our board of directors.

     FILLING VACANCIES

     Our by-laws provide that any vacancy on our board of directors that occurs by reason of the removal of a director may be filled:

     - by our shareholders; or

     - if authorized by our shareholders, by the remaining directors.

     Any other vacancy that occurs, including any vacancy arising by reason of an increase in the number of directors, may only be filled:

     - by the affirmative vote of a majority of the remaining directors, though less than a quorum; or

     - if the vacancy is not so filled or if no director remains, by our shareholders.

     SPECIAL MEETINGS OF SHAREHOLDERS

     Our by-laws provide we must call a special meeting of the shareholders if called by our board of directors or our chief executive officer, or upon the written request to our chief executive officer or our secretary signed by the holders of at least 75% of the outstanding shares entitled to vote at the proposed special meeting.

     The written request must describe:

     - a brief description of the purpose of the proposed meeting and the business to be brought before the meeting and material interest, if any, in the proposal of the shareholders requesting the special meeting;

     - if the shareholders requesting the special meeting propose to nominate one or more nominees for director, all information relating to such person or persons that is required to be disclosed in solicitations of proxies for election of directors;

     - personal information regarding the shareholder giving the notice;

     - the number of shares owned by the shareholder; and

     - the shareholders' intent, if any, to solicit proxies from our shareholders.

These procedural requirements could have the effect of delaying or preventing a request by shareholders for a special meeting.

     RESTRICTIONS ON AMENDMENTS OF OUR BY-LAWS

     Amendments to our by-laws may be approved by a majority of our board of directors. However, the shareholders may prescribe that any by-law or by-laws adopted by them shall not be altered, amended or repealed by our board of directors.

     Amendments to our by-laws also may be approved by the affirmative vote of the holders of a majority of the shares entitled to vote generally in the election of directors, voting together as a single voting group. However, the affirmative vote of the holders of at least 75% of the voting power of all shares entitled to vote generally in the election of directors, voting together as a single voting group, is required to amend or repeal any provision of our by-laws relating to:

     - the number of members of our board of directors;

     - the classification of our board of directors;

     - the removal of directors; and

     - the amendment of the by-law providing for super-majority voting with respect to the number of members of our board of directors, the classification of our board of directors and the removal of directors.

     OUR RESTATED RIGHTS AGREEMENT

     As described under "-- Restated Rights Agreement," in the event that a person or group acquires, without approval of our board of directors, 20% or more of the shares of Latin America Group stock, 20% or more of the shares of BLS Group stock or shares of common stock having more than 10% or more of the total voting power of BellSouth, our restated rights agreement will permit all other shareholders to acquire additional shares, or equivalent units, of BellSouth or of an acquiring company at a substantial discount.

STOCK TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. will act as the stock transfer agent and registrar for both Latin America Group stock and BLS Group stock.

                  RELATIONSHIP BETWEEN THE LATIN AMERICA GROUP
                               AND THE BLS GROUP

     Our board of directors has adopted a policy statement regarding Latin America Group and BLS Group matters. We have summarized below the material provisions of the policy statement. The summary is not complete. We encourage you to read the policy statement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

GENERAL POLICY

     Our policy statement provides that all material matters as to which the holders of Latin America Group stock and the holders of BLS Group stock may have potentially divergent interests will be resolved in a manner that our board of directors or the finance/strategic planning committee of our board of directors determines to be in the best interests of BellSouth, after giving fair consideration to the potentially divergent interests and all other relevant interests of the separate series of common stock of BellSouth. Under our policy statement, a process of fair dealing will govern the relationship between the Latin America Group and the BLS Group and the means by which the terms of any material transaction between the two groups will be determined.

THE FINANCE/STRATEGIC PLANNING COMMITTEE

     Our policy statement provides that the finance/strategic planning committee will exercise the power, authority and responsibility that our board of directors delegates to it with respect to Latin America Group stock and BLS Group stock. Our board of directors initially will authorize the finance/strategic planning committee to interpret, make determinations under and oversee the implementation of our policies set forth in our policy statement.

     In making determinations in connection with the policies set forth in our tracking stock policy statement, the members of the finance/strategic planning committee will act in the best interests of BellSouth.

SCOPE OF THE BUSINESS OF THE GROUPS; COMPETITION

     Our policy statement provides that the Latin America Group may engage in any business activity in South America, Central America, Mexico and the Caribbean area, not including the territories and possessions of the United States and the Commonwealth of Puerto Rico. Our policy statement defines this geographic area as "Latin America." The Latin America Group's business activities are limited to Latin America, except as described below.

     We expect that the Latin America Group initially will principally provide telecommunications and related services and products. These include:

     - all wireless and wireline and related services, which include voice, video and data, whether local or long distance;

     - Internet related services; and

     - the provision of advertising and directory publishing products and services, including The Real Yellow Pages(R) or white pages directories, whether in paper or electronic format.

     Our policy statement provides that the BLS Group may engage in any business activity, except for the provision of telecommunications and related services and products in Latin America, except as described below.

     The Latin America Group and the BLS Group may each provide, within the geographic region of the other group, telecommunications or related services or products that are incidental or ancillary to the provision of telecommunications or related services or products in their geographic region and may establish facilities related to such products and services within the geographic region of the other group. For example, the Latin America Group may establish facilities outside Latin America at which it hands off traffic to the BLS Group or a third party. Similarly, the BLS Group may establish facilities inside Latin America at which it hands off traffic to the Latin America Group or a third party. In addition, the Latin America Group and the BLS Group currently share certain international long distance facilities.

     Our policy statement permits commercially reasonable contracts or other arrangements between the Latin America Group and the BLS Group for sales agency, resale, traffic termination, clearinghouse services, network interconnection or any other arrangement with respect to the businesses conducted by either the Latin America Group or the BLS Group.

CORPORATE OPPORTUNITIES

     Our policy statement provides that our board of directors will allocate any business opportunities and operations, any acquired assets and businesses and any assumed liabilities between the Latin America Group and BLS Group, in whole or in part, in a manner it considers to be in the best interests of BellSouth as contemplated by the other provisions of our policy statement. If a business opportunity or operation, an acquired asset or business, or an assumed liability would be suitable to be undertaken by or allocated to either group, our board of directors will allocate it using its business judgment or in accordance with procedures that our board of directors adopts from time to time to ensure that decisions will be made in the best interests of BellSouth. Any allocation of this type may involve the consideration of a number of factors that our board of directors determines to be relevant, including, without limitation:

     - whether the business opportunity or operation, the acquired asset or business, or the assumed liability is principally within or related to the existing scope of one group's business, as described under "-- Scope of the Businesses of the Groups; Competition;" and

     - whether one group is better positioned to undertake or have allocated to it that business opportunity or operation, acquired asset or business or assumed liability.

RELATIONSHIP BETWEEN THE LATIN AMERICA GROUP AND THE BLS GROUP

     Our policy statement provides that BellSouth will manage the Latin America Group and the BLS Group in a manner intended to maximize the operations, unique assets and value of both groups, and with complementary deployment of personnel, capital and facilities, with the continuing goal of positioning BellSouth as a unified source of telecommunications and related services and products.

     COMMERCIAL INTER-GROUP TRANSACTIONS

     All material transactions in the ordinary course of business between the Latin America Group and the BLS Group are intended, to the extent practicable, to be on terms consistent with those that would be applicable to arm's-length dealings, taking into account a number of factors, including quality, availability, volume and pricing.

     TRANSFERS OF OTHER ASSETS AND LIABILITIES

     We may reallocate assets and liabilities between the Latin America Group and the BLS Group not in the ordinary course of their respective businesses by:

     - increasing or decreasing, as applicable, a group's inter-group interest in the other group;

     - reallocating other assets, including cash, or liabilities from the group receiving the assets or transferring the liabilities; or

     - creating or reducing inter-group debt.

In each case, we will reallocate an amount equivalent to the fair value of the assets or liabilities. Our board of directors will approve any creation of, or increase or decrease in, an inter-group interest.

     CASH MANAGEMENT

     We will continue to manage most financial activities on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of debt and the issuance and repurchase of common stock and preferred stock.

     FINANCING ARRANGEMENTS

     Loans from the BLS Group to the Latin America Group will be made at interest rates and on other terms and conditions designed to reflect the interest rates and other terms and conditions that the Latin America Group would be able to obtain from third parties. Similarly, loans from the Latin America Group to the BLS Group will be made at interest rates and on other terms and conditions designed to reflect the interest rates and other terms and conditions that the BLS Group would be able to obtain from third parties. This policy contemplates that loans will be made on this basis, regardless of the interest rates and other terms and conditions on which those funds may actually have been acquired from third parties.

     INTELLECTUAL PROPERTY

     The BLS Group will manage, on a centralized basis, the intellectual property of BellSouth attributed to the Latin America Group and the intellectual property of BellSouth attributed to the BLS Group. The Latin America Group will manage the intellectual property attributed to it that is owned by the Latin America Group's operating companies.

     The Latin America Group and the BLS Group will have the right to use the intellectual property attributed to the other for appropriate business activities. Other than know-how, the BLS Group does not use any significant intellectual property of BellSouth attributed to the Latin America Group. The Latin America Group does use in its businesses some of the intellectual property of BellSouth that is attributed to the BLS Group. This intellectual property includes the BellSouth and The Real Yellow Pages(R) names and marks. Use of these names and marks is authorized under a license agreement between BellSouth and each operating company in which BellSouth has sufficient control over both the use of these names and marks and the quality of the goods and services sold under these names and marks so that it can protect the value of these names and marks. BellSouth establishes sufficient control by:

     - maintaining majority equity ownership;

     - maintaining a majority of the members of the board of directors of the operating company;

     - participating in or selecting the senior management of the operating company;

     - providing technical consulting services; or

     - through some combination of the foregoing.

Each license agreement requires the operating company to comply with BellSouth's corporate brand strategy, policies, graphics standards, advertising policies, quality control and restrictions on certain activities relating to the brand, including a prohibition on licensing and sublicensing without BellSouth's approval.

     Any fees obtained through the sale or licensing of intellectual property will be principally allocated to the group that paid to develop the intellectual property being sold or licensed. Alternatively, if the intellectual property being sold or licensed was jointly developed by the Latin America Group and the BLS Group and the Latin America Group and the BLS Group agree to allocate fees obtained in proportion to the development costs incurred by each group, then any fees obtained through the sale or licensing will be so allocated. If the intellectual property being sold or licensed was not predominantly developed by either the Latin America Group or the BLS Group or was jointly developed by the Latin America Group and the BLS Group but the Latin America Group and the BLS Group do not agree to allocate fees obtained in proportion to costs incurred, then any fees obtained through the sale or licensing will be allocated using the same allocation as overhead expenses, as described under "-- Financial Reporting; Allocation Matters."

DIVIDEND POLICY

     Our policy statement provides that, subject to the limitations on dividends set forth in our restated articles of incorporation and to the limitations of Georgia law, the holders of Latin America Group stock and the holders of BLS Group stock will be entitled to receive dividends on that stock when, as and if our board of directors authorizes and declares dividends on that stock.

     Because the Latin America Group is expected to require significant capital commitments to finance its operations and fund its future growth, our policy statement provides that BellSouth does not expect to pay any dividends on shares of Latin America Group stock. If and when our board of directors determines to pay any dividends on shares of Latin America Group stock, our policy statement provides that that determination will be based primarily on the result of operations, financial condition and capital requirements of the Latin America Group and of BellSouth as a whole and other factors as our board of directors considers relevant.

     The payment of dividends on BLS Group stock will be a business decision that our board of directors makes from time to time based upon factors similar to those that we describe above with respect to the payment of dividends on Latin America Group stock.

FINANCIAL REPORTING; ALLOCATION MATTERS

     Our policy statement provides that BellSouth will prepare and include in its filings with the SEC consolidated financial statements of BellSouth, combined financial statements of the Latin America Group for so long as Latin America Group stock is outstanding and pro forma financial information for the BLS Group for so long as BLS Group stock is outstanding. The financial information provided for each group will include allocated portions of our debt, interest, shared corporate services and taxes.

     In addition to allocating debt and interest as described above under "-- Relationship Between the Latin America Group and the BLS Group -- Financing Arrangements" and assets and liabilities as described above under "-- Relationship Between the Latin America Group and the BLS Group -- Transfers of Other Assets and Liabilities," our policy statement provides that shared corporate services and taxes will be allocated as follows:

     SHARED CORPORATE SERVICES

     BellSouth will directly charge specifically identified costs for shared corporate services to the Latin America Group and the BLS Group based upon their use of those services. Where determinations based on use alone are not practical, BellSouth will use other methods and criteria that BellSouth's management believes are fair and provide a reasonable allocation of the cost of shared corporate services used by the groups. Shared corporate services include executive management, sponsorships, human resources, legal, accounting and auditing, tax, treasury, strategic planning, media and investor relations and corporate technology.

     TAXES

     Depending on the tax laws of the respective jurisdictions, income taxes, including any adjustments to income taxes, will be calculated on either a separate, consolidated, combined or unitary basis. Income tax provisions and related tax payments or refunds determined on a consolidated, combined or unitary basis will be allocated between the Latin America Group and the BLS Group based on their respective contributions, positive or negative, to the consolidated, combined or unitary tax liability. Cumulative net tax benefits that cannot be used by the group generating those benefits but that can be used on a consolidated, combined or unitary basis will be credited on a current basis to the group that generated the benefit.

AMENDMENT AND MODIFICATION OF THE POLICY STATEMENT

     Our board of directors may, without shareholder approval, amend, modify or rescind the policies set forth in our policy statement, including any resolution implementing the provisions of our policy statement. Our board of directors also may, without shareholder approval, adopt additional or other policies or make exceptions with respect to the application of the policies described in our policy statement in connection with particular facts and circumstances, all as our board of directors may determine, consistent with its fiduciary duties.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material United States federal income tax consequences of the ownership of Latin America Group stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, published positions of the Internal Revenue Service and court decisions now in effect, all of which are subject to change. In particular, Congress could enact legislation affecting the treatment of stock with characteristics similar to Latin America Group stock, or the Treasury could issue regulations that change current law. Any future legislation or regulations could apply retroactively to the offering of Latin America Group stock.

     This discussion deals only with Latin America Group stock held as a capital asset. This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, an insurance company, a tax-exempt organization, a person holding the Latin America Group stock as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a trader in securities that has elected the mark-to-market method of accounting for your securities or a United States person whose "functional currency" is not the U.S. dollar). YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS, AS WELL AS TO THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS TO WHICH YOU MAY BE SUBJECT.

     In the opinion of Simpson Thacher & Bartlett, our counsel, for federal income tax purposes, Latin America Group stock will be considered our common stock. Accordingly, for federal income tax purposes, we believe neither you nor we will recognize any income, gain or loss as a result of the issuance of Latin America Group stock.

     No ruling has been sought from the IRS. The IRS has announced that it will not issue advance rulings on the classification of an instrument whose dividend rights are determined by reference to the earnings of a segregated portion of the issuing corporation's assets, including assets held by a subsidiary. In addition, there are no court decisions or other authorities bearing directly on the classification of instruments with characteristics similar to those of Latin America Group stock. It is possible, therefore, that the IRS could assert that the issuance of Latin America Group stock could result in taxation to us.

     The Clinton Administration proposed legislation in February 2000 dealing with tracking stock such as Latin America Group stock. Such proposal would, among other things, grant authority to the Secretary of the Treasury to treat tracking stock as something other than stock or as stock of another entity. The proposal also would treat the receipt of stock similar to Latin America Group stock in exchange for other stock in the corporation or in a distribution by the issuing corporation as taxable to the shareholders. If this proposal is enacted, it could have adverse tax consequences for you or us. A similar proposal was made in 1999. Congress did not act on the 1999 proposal, and it is impossible to predict whether Congress will act upon this proposal or any other proposal relating to tracking stock. We may convert Latin America Group stock or BLS Group stock into shares of the other series without any premium if there is more than an insubstantial risk of adverse United States federal income tax developments. The proposal of the Clinton Administration would be such an adverse development if it is implemented or receives certain legislative action.

UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of Latin America Group stock to Non-United States holders. This discussion does not deal with all aspects of United States income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States holders in light of their personal circumstances. Special rules may apply to certain Non-United States holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. Furthermore, this discussion is based on the Code, Treasury regulations, published positions of the IRS and court decisions now in effect, all of which are subject to change. Each prospective Non-United States holder should consult its own tax advisor with regard to the application of the federal income tax laws, as well as to the applicability and effect of any state, local or foreign tax laws to which it may be subject.

     As used in this section, a "Non-United States holder" means, for United States federal income tax purpose, a person or entity other than:

     - a citizen, resident or certain former citizen of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust that:

      -- is subject to the supervision of a court within the United States and the control of one or more United States persons; or

      -- has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

DIVIDENDS

     Generally, any dividend paid to a Non-United States holder will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or at a lesser applicable treaty rate. However, dividends that are effectively connected with the conduct of a trade or business in the United States and, where a tax treaty applies, that are attributable to a United States permanent establishment are not subject to the withholding tax but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates.

     Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption. Any effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lesser applicable treaty rate.

     Through December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding tax discussed above and, under the current interpretation of the United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under United States Treasury regulations, if you wish to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends paid after December 31, 2000, you will be required to satisfy applicable certification and other requirements.

     If you are eligible for a reduced treaty rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     If you are a Non-United States holder, you will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Latin America Group stock unless:

     - the gain is effectively connected with a trade or business in the United States and, where a tax treaty provides, the gain is attributable to a United States permanent establishment;

     - if you are an individual and hold Latin America Group stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

     - we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

     We believe we are not, and do not anticipate becoming, a "United States real property holding corporation" for United States federal income tax purposes. If we were to become a United States real property holding corporation, so long as Latin America Group stock is regularly traded on an established securities market, you would be subject to federal income tax on any gain from the sale or other disposition of such stock only if you actually or constructively owned, during the five-year period preceding such disposition, more than 5% of Latin America Group stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     We must report annually to the IRS and to you the amount of dividends paid to you and the tax withheld with respect to these dividends, regardless of whether withholding was required. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

     Under current law, backup withholding at the rate of 31% generally will not apply to dividends paid to you at an address outside the United States, unless the payor has knowledge that you are a United States person. Under the final regulations effective December 31, 2000, however, you will be subject to backup withholding unless applicable certification requirements are met.

     Payment of the proceeds of a sale of Latin America Group stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless you certify under penalties of perjury that you are a Non-United States holder, and the payor does not have actual knowledge that you are a United States person, or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

ESTATE TAX

     Common stock held or deemed to be held by an individual Non-United States holder at the time of death will be included in that holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Latin America Group stock indicated below. Lehman Brothers Inc. is a structural advisor.

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co.........................................
Lehman Brothers Inc.........................................
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
ABN AMRO Incorporated.......................................
Banc of America Securities LLC..............................
J.P. Morgan Securities Inc..................................
                                                              ---------
          Total.............................................
                                                              =========

     The underwriters are offering the shares of Latin America Group stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Latin America Group stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Latin America Group stock offered by this prospectus, if any are purchased. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of Latin America Group stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a
price that represents a concession not in excess of $          a share under the
public offering price. Any underwriter may allow, and such dealers may reallow,
a concession not in excess of $     a share to other underwriters or to certain
dealers. After the initial offering of the shares of Latin America Group stock, the offering price and other selling terms may from time to time be changed by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of Latin America Group stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Latin America Group stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of Latin America Group stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Latin America Group stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to public would
be $     , the total underwriting discounts and commissions would be $     and
total proceeds to the Latin America Group would be $     .

     We intend to list Latin America Group stock on the New York Stock Exchange under the trading symbol "BLS.L."

     We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period
ending      days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Latin America Group stock or any securities convertible into or exercisable or exchangeable for Latin America Group stock other than BLS Group stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Latin America Group stock,

whether any such transaction described above is to be settled by delivery of Latin America Group stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

     - the sale to the underwriters of the shares of Latin America Group stock under the underwriting agreement;

     - issuances by us of shares of Latin America Group stock in connection with acquisitions of businesses, assets or securities from a third party so long as the third party agrees not to sell stock acquired in the
        transaction for a period of      days after the date of this prospectus;
        or

     - issuances of shares of Latin America Group stock or options to purchase shares of Latin America Group stock pursuant to our restated stock plan, which will be effective upon the completion of this offering, and consistent with past practices.

     In order to facilitate the offering of Latin America Group stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of Latin America Group stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in Latin America Group stock for the underwriters' account. In addition, to cover over-allotments or to stabilize the price of Latin America Group stock, the underwriters may bid for, and purchase, shares of Latin America Group stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing Latin America Group stock in the offering, if the syndicate repurchases previously distributed Latin America Group stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of Latin America Group stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     From time to time, certain of the underwriters have provided, and continue to provide, investment banking services to BellSouth.

     BellSouth and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     At the request of BellSouth, the underwriters have reserved for sale, at
the initial public offering price, up to           shares offered by this
prospectus for             . Morgan Stanley & Co. Incorporated will administer
the directed share program. The number of shares of Latin America Group stock available for sale to the general public will be reduced to the extent these persons purchase these reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for Latin America Group stock. The initial public offering price will be determined by negotiations between BellSouth and the representatives. Among the factors considered in determining the initial public offering price will be:

     - the future prospects of BellSouth's Latin American businesses and the telecommunications industry in general;

     - sales, earnings and certain other financial and operating information of BellSouth and its Latin American businesses in recent periods; and

     - the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of BellSouth and its Latin American businesses.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     Kilpatrick Stockton LLP, Atlanta, Georgia, has rendered an opinion concerning the validity of the issuance of the shares of Latin America Group stock offered by this prospectus for us. Simpson Thacher & Bartlett, New York, New York, will render an opinion concerning certain legal matters for us. Davis Polk & Wardwell, New York, New York, will render an opinion concerning certain legal matters for the underwriters.

                                    EXPERTS

     The consolidated financial statements of BellSouth Corporation as of December 31, 1998 and 1999 and for each of the fiscal years in the three-year period ended December 31, 1999 incorporated by reference in this prospectus and the combined financial statements of the Latin America Group as of November 30, 1998 and 1999, and for each of the fiscal years in the three-year period ended November 30, 1999 included in this prospectus have been so incorporated by reference or included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from the SEC's web site at www.sec.gov.

     Our existing common stock is, and the Latin America Group stock will be, listed on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the SEC. This means that we can disclose the information to you by referring in this prospectus to the documents we file with the SEC. Under the SEC's regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

     We incorporate into this prospectus by reference the following documents filed by us with the SEC, each of which should be considered an important part of this prospectus:

SEC FILING (FILE NO. 1-8607)                                  PERIOD COVERED OR DATE OF FILING
----------------------------                                  ---------------------------------
Annual Report on Form 10-K filed March 2, 2000..............  Year ended December 31, 1999
All subsequent documents filed by us under Sections 13(a),
  13(c), 14 or 15(d) of the Exchange Act....................  After the date of this prospectus

     Any person, including any beneficial owner, to whom this prospectus is delivered may obtain documents incorporated by reference in, but not delivered with, this prospectus by requesting them at no cost, by writing or telephoning us at the following address or telephone number:

                             BellSouth Corporation
                          1155 Peachtree Street, N.E.
                                Atlanta, Georgia
                      Attention: Office of the Controller
                             Phone: (800) 969-2372

     We will not provide exhibits to a document unless they are specifically incorporated by reference in that document.

       INDEX TO COMBINED FINANCIAL STATEMENTS OF THE LATIN AMERICA GROUP

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................     F-2
Combined Statements of Operations for the years ended
  November 30, 1997, 1998 and 1999..........................     F-3
Combined Balance Sheets as of November 30, 1998 and 1999....     F-4
Combined Statements of Cash Flows for the years ended
  November 30, 1997, 1998 and 1999..........................     F-5
Combined Statements of Group Equity and Comprehensive Income
  for the years ended November 30, 1997, 1998 and 1999......     F-6
Notes to Combined Financial Statements......................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of BellSouth Corporation

     In our opinion, the accompanying combined balance sheets and the related combined statements of operations, cash flows and Group equity and comprehensive income present fairly, in all material respects, the financial position of the Latin America Group of BellSouth Corporation at November 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the management of BellSouth Corporation; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As described in Note B, these combined financial statements have been derived from the consolidated financial statements and accounting records of BellSouth Corporation and reflect certain assumptions and allocations. The financial position, result of operations and cash flows of the Latin America Group could differ from those that would have resulted had the Latin America Group operated autonomously or as an entity independent of BellSouth Corporation. As more fully discussed in Note B, the combined financial statements of the Latin America Group should be read in conjunction with the audited consolidated financial statements of BellSouth Corporation.

     As discussed in Note B to the combined financial statements, in 1999 the Latin America Group adopted AICPA Statement of Position 98-1 and changed its method of accounting for internal-use software development costs.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
March 28, 2000

                              LATIN AMERICA GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN MILLIONS)

                                                                    YEAR ENDED
                                                                   NOVEMBER 30,
                                                              ----------------------
                                                              1997    1998     1999
                                                              ----   ------   ------
Operating revenues..........................................  $940   $1,907   $2,405
                                                              ----   ------   ------
Operating expenses:
  Cost of services, products and equipment..................   344      607      867
  Selling, general and administrative.......................   455      766      982
  Depreciation and amortization.............................   140      338      450
                                                              ----   ------   ------
          Total operating expenses..........................   939    1,711    2,299
                                                              ----   ------   ------
Operating income............................................     1      196      106
Interest expense............................................    46       53       88
Other income (expense), net.................................    --       (1)      (5)
                                                              ----   ------   ------
Income (loss) before income taxes...........................   (45)     142       13
Provision (benefit) for income taxes........................     1      103     (116)
                                                              ----   ------   ------
Income (loss) before net earnings (losses) of equity
  affiliates and minority interests.........................   (46)      39      129
Net earnings (losses) of equity affiliates..................    14      (57)    (354)
Minority interests..........................................     4      (50)     (91)
                                                              ----   ------   ------
          Net loss..........................................  $(28)  $  (68)  $ (316)
                                                              ====   ======   ======

    The accompanying notes are an integral part of these combined financial statements.

                              LATIN AMERICA GROUP

                            COMBINED BALANCE SHEETS
                                 (IN MILLIONS)

                                                                     NOVEMBER 30,
                                                                  1998           1999
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................     $  171         $  287
  Temporary cash investments................................         19             66
  Accounts receivable, net of allowance for uncollectibles
     of $97 and $99.........................................        382            503
  Inventory.................................................         45             56
  Other current assets......................................        141            122
                                                                 ------         ------
     Total current assets...................................        758          1,034
                                                                 ------         ------
Investments and advances....................................        806            374
Property, plant and equipment, net..........................      1,454          1,723
Deferred charges and other assets...........................         94             72
Intangible assets, net......................................      1,059          1,471
                                                                 ------         ------
     Total assets...........................................     $4,171         $4,674
                                                                 ======         ======

                              LIABILITIES AND GROUP EQUITY
Current liabilities:
  Debt maturing within one year.............................     $  392         $  303
  Accounts payable..........................................        254            322
  Other current liabilities.................................        258            472
                                                                 ------         ------
     Total current liabilities..............................        904          1,097
                                                                 ------         ------

Long-term debt..............................................        564            592
                                                                 ------         ------
Noncurrent liabilities:
  Deferred income taxes.....................................        298            151
  Other noncurrent liabilities..............................         64            174
                                                                 ------         ------
     Total noncurrent liabilities...........................        362            325
                                                                 ------         ------

Minority interests..........................................        222            315
Group equity................................................      2,119          2,345
                                                                 ------         ------
     Total liabilities and group equity.....................     $4,171         $4,674
                                                                 ======         ======

    The accompanying notes are an integral part of these combined financial statements.

                              LATIN AMERICA GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN MILLIONS)

                                                                YEAR ENDED NOVEMBER 30,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $   (28)  $   (68)  $  (316)
Adjustments to net loss:
  Depreciation and amortization.............................      140       338       450
  Provision for uncollectibles..............................       46        68        68
  Net losses (earnings) of equity affiliates................      (14)       57       354
  Foreign currency exchange losses..........................        3         1        10
  Minority interests in income (losses) of subsidiaries.....       (4)       50        91
  Deferred income taxes and investment tax credits..........       (3)      140       (59)
  Provision for asset impairment............................       --        25        --
Net change in:
  Accounts receivable and other current assets..............     (194)     (165)     (175)
  Accounts payable and other current liabilities............      138       120        69
  Deferred charges and other assets.........................        2       (43)       27
  Other liabilities and deferred credits....................      (42)      (28)       44
Other reconciling items, net................................       11       (19)        5
                                                              -------   -------   -------
          Net cash provided by operating activities.........       55       476       568
                                                              -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................     (448)     (697)     (647)
Acquisitions, net of cash acquired..........................     (309)     (402)     (199)
Investments in and advances to equity affiliates............     (679)     (248)      (77)
Purchases of wireless licenses..............................       --       (31)     (123)
Other investing activities, net.............................       (4)       (9)      (53)
                                                              -------   -------   -------
          Net cash used for investing activities............   (1,440)   (1,387)   (1,099)
                                                              -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of short-term debt...............................      464       206        29
Repayments of short-term debt...............................     (143)     (487)      (59)
Proceeds from long-term debt................................      233       388        43
Repayments of long-term debt................................      (50)      (56)      (27)
Equity infusions from the BLS Group.........................    1,065       851       665
                                                              -------   -------   -------
          Net cash provided by financing activities.........    1,569       902       651
                                                              -------   -------   -------
Effect of exchange rate changes on cash and cash
  equivalents...............................................      (10)        3        (4)
Net increase (decrease) in cash and cash equivalents........      174        (6)      116
Cash and cash equivalents at beginning of period.                   3       177       171
                                                              -------   -------   -------
Cash and cash equivalents at end of period..................  $   177   $   171   $   287
                                                              =======   =======   =======

    The accompanying notes are an integral part of these combined financial statements.

                              LATIN AMERICA GROUP

                    COMBINED STATEMENTS OF GROUP EQUITY AND
                              COMPREHENSIVE INCOME
                                 (IN MILLIONS)

                                                                                 ACCUMULATED
                                                                    RETAINED        OTHER
                                                          PAID-IN   EARNINGS    COMPREHENSIVE
                                                          CAPITAL   (DEFICIT)      INCOME       TOTAL
                                                          -------   ---------   -------------   ------
BALANCE AT NOVEMBER 30, 1996............................  $  425      $ (38)        $  (7)      $  380
Net loss................................................                (28)                       (28)
Other comprehensive income, net of tax:
  Foreign currency translation adjustments..............                               (3)          (3)
                                                                                                ------
Total comprehensive income..............................                                           (31)
Equity infusions by the BLS Group.......................   1,065                                 1,065
                                                          ------      -----         -----       ------
BALANCE AT NOVEMBER 30, 1997............................  $1,490      $ (66)        $ (10)      $1,414
                                                          ------      -----         -----       ------
Net loss................................................                (68)                       (68)
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...............                              (78)         (78)
                                                                                                ------
Total comprehensive income..............................                                          (146)
Equity infusions by the BLS Group.......................     851                                   851
                                                          ------      -----         -----       ------
BALANCE AT NOVEMBER 30, 1998............................  $2,341      $(134)        $ (88)      $2,119
                                                          ------      -----         -----       ------
Net loss................................................               (316)                      (316)
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...............                             (176)        (176)
                                                                                                ------
Total comprehensive income..............................                                          (492)
Conversion of note payable to equity....................      53                                    53
Equity infusions by the BLS Group.......................     665                                   665
                                                          ------      -----         -----       ------
BALANCE AT NOVEMBER 30, 1999............................  $3,059      $(450)        $(264)      $2,345
                                                          ======      =====         =====       ======

    The accompanying notes are an integral part of these combined financial statements.

                              LATIN AMERICA GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN MILLIONS)

A.  ORGANIZATION

     BellSouth Corporation ("BellSouth" or the "Company") is an international communications company providing wireline telecommunications, wireless communications, cable and digital TV, advertising and publishing and Internet and data services to nearly 45 million customers in 19 countries worldwide. The Company is headquartered in Atlanta, Georgia.

     The Board of Directors (the "Board") has approved a proposal (the "Tracking Stock Proposal") that would result in the creation of two series of common stock intended to reflect separately the performances of the Company's Latin American businesses and its domestic and other international businesses. The Company's Latin American businesses are referred to as the "Latin America Group," the other businesses as the "BLS Group" and both groups collectively as the "Groups." The Company plans an initial public offering of shares of Latin America Group stock, all of the proceeds of which will be allocated to the Latin America Group. Immediately prior to the completion of that public offering, the BLS Group will hold an "inter-group interest" in the Latin America Group which represents 100% of the equity value of the Latin America Group.

     The Latin America Group provides mobile wireless telephone services, and is increasingly offering additional communications services, such as Internet access, wireless data services, long distance, data network services and wireless payphones. It also provides directory publishing services in Brazil and Peru and wholesale long distance voice, data access and transport and operates an international roaming clearinghouse.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF COMBINATION AND PRESENTATION

     The combined financial statements of the Groups comprise all the accounts included in the consolidated financial statements of the Company. The financial statements of the Latin America Group reflect a fiscal year ending November 30 to facilitate timely reporting of the Company's consolidated financial results. The separate Group combined financial statements give effect to the intergroup allocation policies described in Note C. The financial position, results of operations and cash flows of the Groups could differ from those that would have resulted had the Groups operated autonomously or as an entity independent of BellSouth. The combined financial statements for each Group were prepared on a basis that management believes is reasonable and appropriate and include:

     - The combined historical balance sheets, results of operations and cash flows for each of the Groups, with all significant intragroup transactions and balances eliminated.

     - In the case of the BLS Group's financial statements, corporate assets and liabilities of the Company and related transactions identified with the BLS Group, including allocated portions of the Company's debt and selling, general and administrative costs.

     - In the case of the Latin America Group's financial statements, allocated portions of the Company's selling, general and administrative costs.

     Intergroup sales between the Groups have not been eliminated in the Groups' financial statements.

     The Latin America Group combined financial statements provide shareholders with financial information about the Latin America Group operations. Investors in BLS Group stock and Latin America Group stock are BellSouth shareholders and are subject to benefits and risks related to all of BellSouth's businesses, assets and liabilities. The Company retains ownership and control of the assets and operations of each Group, other than minority interests. Financial effects arising from one Group that affect BellSouth's consolidated results of operations or financial condition could, if significant, affect the results of operations or financial position of the other Group or the market price of the other Group's stock. In addition, net losses of either Group and dividends paid on shares of Latin America Group stock or BLS Group stock will reduce the Company's funds legally available for dividends on both Groups' stock. As a result, the Company's consolidated financial statements should be read along with the Latin America Group combined financial statements.

     The Board of Directors has adopted policies to govern allocation of shared corporate services costs, intergroup transactions, corporate opportunities and the preparation of the financial statements of the Latin America Group and pro forma financial statements of the BLS Group. These policies may be modified or rescinded, exceptions may be made with respect to the application of these policies, or additional policies may be adopted at any time without approval of the shareholders.

USE OF ESTIMATES

     These financial statements have been prepared in accordance with generally accepted accounting principles. Such financial statements include estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the amounts of revenues and expenses. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Investments with an original maturity of over three months to one year are not considered cash equivalents and are included as temporary cash investments in the combined balance sheets. Interest income on cash equivalents, temporary cash investments and other interest-bearing instruments was $14 in 1999, $8 in 1998 and $2 in 1997.

INVENTORIES

     Inventories, which consist principally of handsets and accessories, are stated at the lower of cost (primarily average cost method) or replacement value. Any losses on the sales of handsets are recognized at the time of sale.

PROPERTY, PLANT AND EQUIPMENT

     The investment in property, plant and equipment is stated at original cost. The cost of property, plant and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Gains or losses on disposal of depreciable property, plant and equipment are recognized in the year of disposition as an element of other income (expense), net.

CAPITALIZED INTEREST

     The Latin America Group capitalizes interest costs related to the construction of significant additions to property, plant, and equipment and with the acquisitions of licenses until the assets are placed into service. These costs are amortized over the related assets' estimated useful lives. Capitalized interest was $5 for 1999, $37 for 1998 and none for 1997.

VALUATION OF LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technological or other industry changes. For assets the Latin America Group intends to hold for use, if the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. For assets the Latin America Group intends to dispose of, a loss is recognized for the amount that the estimated fair value, less costs to sell, is less than the carrying value of the assets.

WIRELESS LICENSES

     The Latin America Group's operating companies hold cellular and PCS licenses issued by various government authorities. Licenses acquired are generally stated at estimated fair value as of the date of acquisition and amortized using the straight-line method over periods of benefit not to exceed 40 years. The licenses generally have provisions for renewal upon expiration.

INTANGIBLE ASSETS

     Intangible assets consist of the excess consideration paid over the fair value of net tangible assets acquired in business combinations accounted for under the purchase method and include goodwill and customer lists. These assets are being amortized using the straight-line and accelerated methods over periods of benefit. Such periods do not exceed 40 years. The carrying value of these assets is periodically reviewed to determine whether such intangibles are fully recoverable from projected net cash flows of the related business unit.

INTERNAL USE SOFTWARE

     Effective December 1, 1998, the Latin America Group adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires the capitalization of costs associated with software development for internal use. Adoption of the new standard resulted in an increase in earnings as a result of the capitalization of certain costs that had previously been expensed. The impacts were $18 on income before taxes and $15 on net loss.

FOREIGN CURRENCY

     Assets and liabilities of entities with a functional currency other than U.S. Dollars are translated into U.S. Dollars at exchange rates in effect at the end of the reporting period. Revenues and expenses are translated into U.S. Dollars at the average rates that prevailed during the period. The resulting net translation gains and losses are reported as foreign currency translation adjustments to Group Equity as a component of other accumulated comprehensive income.

     Other operations consider the U.S. Dollar the functional currency (generally those in countries with hyperinflationary economies). The monetary assets and liabilities of these operations are re-measured into U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues, expenses, gains and losses are translated at the average exchange rate for the period, and non-monetary assets and liabilities are translated at historical rates. Resulting re-measurement gains or losses are recognized in the results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Latin America Group generally enters into derivative financial instruments only for hedging purposes. Deferral accounting is applied when the derivative reduces the risk of the underlying hedged item effectively as a result of high inverse correlation with the value of the underlying exposure. If a derivative instrument either initially fails or later ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognized currently in income.

REVENUE RECOGNITION

     Wireless service revenues arise mainly from the provision of access to the cellular network (network access fees), usage of the cellular network (incoming and outgoing airtime and long distance revenues), activation services, net roaming and value-added services. Access revenue is recognized as earned. Airtime (including net roaming) and long distance revenues are recognized when the services are rendered. Equipment sales and other services revenues are recognized when the products are delivered and accepted by customers and when services are provided. Revenue associated with the sale of prepaid calling cards is deferred and recognized as the airtime is utilized or when the balances expire. Advertising and publishing revenues and related directory costs are recognized upon publication of directories. Allowances for uncollectible-billed services are adjusted monthly. The provision for such uncollectible accounts was $68 for 1999, $68 for 1998 and $46 for 1997.

MAINTENANCE AND REPAIRS

     The cost of maintenance and repairs of plant and equipment, including the cost of replacing minor items not resulting in substantial betterments, is charged to operating expense.

ADVERTISING

     The Latin America Group expenses advertising costs as they are incurred. The group's total advertising expense was $87 in 1999, $68 in 1998 and $54 in 1997.

INCOME TAXES

     The Latin America Group records deferred income taxes based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Net deferred tax assets are evaluated to determine if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Valuation allowances have been recorded to reduce the deferred tax asset to the amount that is more likely than not to be realized.

EARNINGS PER SHARE

     Historical per share information is omitted from the combined statements of operations because the Latin America Group common stock was not part of the capital structure of BellSouth for the periods presented. Following implementation of the Tracking Stock Proposal, earnings per share for the Latin America Group will be computed in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share will be computed by dividing the product of (i) net income for the period times (ii) the "outstanding interest fraction", by the weighted-average number of shares of Latin America Group stock outstanding. The outstanding interest fraction is equal to the number of outstanding shares of Latin America Group stock divided by the sum of the number of outstanding shares of Latin America Group stock and the number of shares of Latin America Group stock issuable with respect to the BLS Group's inter-group interest in the Latin America Group. Diluted earnings per share will be computed by dividing the product of (i) net income for the period times (ii) the outstanding interest fraction by the weighted-average number of shares of Latin America Group stock outstanding, including the dilutive effect of Latin America Group stock equivalents.

C.  INTERGROUP ALLOCATION POLICIES

     The combined financial statements of the Latin America Group reflect the application of the allocation policies adopted by the Board of Directors to various corporate activities, as described below.

GROUP FINANCING

     Loans from the BLS Group to the Latin America Group are made at interest rates and on other terms and conditions designed to reflect the interest rates and other terms and conditions that the Latin America Group would be able to obtain from third parties. Loans from the Latin America Group to the BLS Group are made at interest rates and on other terms and conditions designed to reflect the interest rates and other terms and conditions that the BLS Group would be able to obtain from third parties. Under this policy, loans are made on this basis, regardless of the interest rates and other terms and conditions on which those funds may actually have been acquired from third parties.

SHARED CORPORATE SERVICES

     BellSouth directly charges specifically identified costs for shared corporate services to the Latin America Group and the BLS Group based upon their use of those services. Where determinations based on use alone are not practical, BellSouth uses other methods and criteria that BellSouth's management believes are fair and provide a reasonable allocation of the cost of shared corporate services used by the groups. Shared corporate services include executive management, sponsorships, human resources, legal, accounting and auditing, tax, treasury, strategic planning, media and investor relations and corporate technology.

INCOME TAXES

     Depending on the tax laws of the respective jurisdictions, income taxes, including any adjustments thereto, have been calculated on either a separate, consolidated, combined or unitary basis. Income tax provisions and related tax payments or refunds determined on a consolidated, combined or unitary basis have been allocated between the Groups based on their respective contributions (positive or negative) to the consolidated, combined, or unitary tax liability. Cumulative net tax benefits that were not used by the Group generating those benefits but that were used on a consolidated, combined, or unitary basis were credited on a current basis to the Group that generated the benefit.

D.  PARTNERSHIPS, ACQUISITIONS AND DIVESTITURES

     The Latin America Group completed various transactions to further its strategy of expanding its wireless footprint in Central and South America. A summary of significant transactions during 1999, 1998 and 1997 follows:

  1999

     The Latin America Group raised its ownership interest in Peruvian communications company Tele2000 through a series of transactions totaling $238. This increased its ownership from 59.0% to 96.8%. Because Tele2000's liabilities exceeded its assets, the excess of purchase price over net assets acquired was $238.

     The Latin America Group invested $20 for a 60.0% non-controlling stake in a Guatemalan operation that in 1999 won a nationwide license to provide wireless communications service within Guatemala.

     The Latin America Group acquired an additional 1.7% of the operations in Panama from a minority partner for $4.

     The Latin America Group acquired stakes in two directory publishers in Brazil. It paid $23 for a 40.0% interest in OESP Midia Direta and $115 for 100.0% of Listel-Listas Telefonicas. The excess of the purchase price over the fair value of the assets acquired in these transactions was $122.

  1998

     During 1998, the Latin America Group acquired additional ownership stakes in three of its existing operations. These included the acquisition of an additional 20.9% interest in Venezuela for $337; an additional 28.2% interest in Ecuador for $65; an additional 3.5% interest in Brazil (Sao Paulo) and a 4.3% interest in Brazil (Northeast) for a total of $73. The interests were acquired from the Latin America Group's existing partners in each case. The excess of the purchase price over the fair value of the assets acquired in these transactions was $366.

  1997

     In September 1997, the Latin America Group acquired an additional 7% interest and gained a controlling seat on the Board of Directors of its wireless operation in Venezuela. The Latin America Group paid $60 in cash and established a payable of approximately $29 to be paid at a later date. The acquisition was accounted for as a purchase and, accordingly, the operating results of Venezuela were included in the Latin America Group's combined financial statements since the date of acquisition. The excess of the purchase price over the net assets acquired was approximately $45. The results of this operation were reflected in equity in earnings at the Latin America Group's ownership interest prior to the step acquisition.

     The following unaudited pro forma information presents the results of operations of Venezuela as if the acquisition had occurred at December 1, 1996:

                                                               1997
                                                              ------
Operating revenues..........................................  $1,270
Net loss....................................................  $  (33)

     The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above date.

  Other transactions in 1997

     In early 1997, the Latin America Group acquired interests in three new entities. These included a 59.0% interest in Tele2000, a Peruvian communications company, for $136 in cash; a 61.2% ownership interest in Otecel, one of two nationwide cellular companies in Ecuador, for $155 in cash; and a 49.0% interest in Nicacel, a Nicaraguan wireless carrier, and an option to acquire an additional 40% interest, for $36 in cash. Because the acquisitions took place near the beginning of the year, the operations of these entities prior to combination did not have a material effect on the combined results of operations for 1997.

     The Latin America Group also increased its ownership by 7.7% in Movicom/BellSouth, an Argentine wireless company, for $30.

     The Latin America Group invested approximately $600 for noncontrolling stakes in two Brazilian ventures that won licenses to provide cellular services in Sao Paulo and the northeastern Brazilian states of Alagoas, Ceara, Paraiba, Pernambuco, Piaui and Rio Grande do Norte.

     In all transactions, the excess of the respective purchase price over the net assets acquired was allocated to customer lists, wireless licenses or goodwill. The excess consideration paid over net assets acquired, along with other intangible assets, is being amortized using either straight-line or accelerated methods over periods of benefit which do not exceed 40 years.

E.  INVESTMENTS AND ADVANCES

     The Latin America Group holds investments in seven international partnerships and ventures that are accounted for under the equity method. Investments and Advances as of November 30 consist of the following:

                                                              1998   1999
                                                              ----   ----
Investments in equity affiliates............................  $805   $348
Advances to equity affiliates...............................     1     26
                                                              ----   ----
          Total investments and advances....................  $806   $374
                                                              ====   ====

     Ownership in equity affiliates at November 30 is as follows:

                                                              1998    1999
                                                              ----    ----
Abiatar (Uruguay)...........................................  46.0%   46.0%
BellSouth Guatemala(1)......................................    --    60.0%
BellSouth Nicaragua(2)......................................  49.0%   49.0%
BellSouth Panama............................................  42.0%   43.7%
BCP - Sao Paulo (Brazil)....................................  44.5%   44.5%
BSE - Northeast (Brazil)....................................  46.8%   46.8%
OESP Midia Direta (Brazil)..................................    --    40.0%

---------------

(1) This investment is accounted for under the equity method due to the existence of significant minority rights that limit the Latin America Group's ability to exercise unilateral control over the operation.
(2) The Latin America Group expects to exercise an existing fully paid option to purchase an additional 40%.

     The following table is a rollforward of the Latin America Group's investments in equity affiliates:

                                                              1998   1999
                                                              ----   ----
Beginning of year...........................................  $684   $805
Additional investments......................................   248     54
Equity in net losses........................................   (57)  (354)
Currency translation adjustments............................   (70)  (157)
                                                              ----   ----
End of year.................................................  $805   $348
                                                              ====   ====

     The currency translation adjustment primarily reflects the effect of exchange rate fluctuations on the Latin America Group's investments in Brazil.

     At November 30, 1999 and 1998, the carrying value of investments accounted for under the equity method exceeded the Latin America Group's share of the underlying net assets by approximately $107 and $46. Amortization of excess carrying value of $7 in 1999, $3 in 1998 and $2 in 1997 is reflected as a component of Net earnings (losses) of equity affiliates in the accompanying combined statements of operations.

     The Latin America Group's investments in Brazil have cumulative net operating losses (NOLs) of approximately $1,271. No valuation allowance has been established against the deferred tax asset due to the unlimited carryforward period for NOLs in Brazil.

     Advances to affiliates represent short-term loans to equity investees. These advances bear interest at market rates.

SUMMARY FINANCIAL INFORMATION OF EQUITY INVESTEES

     A summary of combined financial information as reported by the Latin America Group's equity investees is set forth below:

CONDENSED BALANCE SHEET INFORMATION                            1998     1999
-----------------------------------                           ------   ------
Current assets..............................................  $  475   $  361
Noncurrent assets...........................................   3,720    2,864
Current liabilities.........................................     399      624
Noncurrent liabilities......................................   2,114    2,040
Net equity..................................................   1,682      561

CONDENSED INCOME STATEMENT INFORMATION                        1997   1998     1999
--------------------------------------                        ----   -----   ------
Revenues....................................................  $ 69   $ 619   $1,020
Operating (loss) income.....................................   (22)     10       10
Net loss....................................................   (14)   (143)    (789)

DEVALUATION OF BRAZILIAN CURRENCY

     In mid January 1999, the Brazilian government changed its monetary exchange policy, extinguishing the exchange band through which it had managed the range of the fluctuation of the Brazilian Real in relation to the U.S. Dollar, allowing the market to freely determine the exchange rate. As a consequence of this change, the Brazilian Real devalued significantly in relation to the U.S. Dollar in early 1999. The devaluation and subsequent fluctuations in the exchange rate resulted in the Latin America Group's Brazilian wireless properties recording net currency losses related to their net U.S. Dollar-denominated liabilities. The Latin America Group's share of the foreign currency losses was $308 for 1999.

F.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is summarized as follows at November 30:

                                                             ESTIMATED
                                                            DEPRECIABLE
                                                               LIVES       1998     1999
                                                            -----------   ------   -------
                                                            (IN YEARS)
Wireless plant and equipment..............................      3-10      $1,253   $ 1,608
Operating and other equipment.............................      3-10         527       696
Buildings and building improvements.......................     10-30         163       207
Furniture and fixtures....................................      3-10          79        81
Land......................................................        --          19        21
Construction in progress..................................        --         196       209
Less: accumulated depreciation............................                  (783)   (1,099)
                                                                          ------   -------
  Property, plant and equipment, net......................                $1,454   $ 1,723
                                                                          ======   =======

G.  INTANGIBLE ASSETS

     Intangible assets are summarized as follows at November 30:

                                                               1998     1999
                                                              ------   ------
Licenses and concessions....................................  $  528   $  870
Goodwill....................................................     483      624
Customer lists..............................................     233      249
Capitalized software........................................      18       41
Less: accumulated amortization..............................    (203)    (313)
                                                              ------   ------
  Intangible assets, net....................................  $1,059   $1,471
                                                              ======   ======

     Amortization expense relating to intangible assets was $115 for 1999, $81 for 1998 and $37 for 1997. The increase in licenses and concessions in 1999 was attributable primarily to purchases in Argentina and Peru to expand the wireless footprint in those countries. Goodwill increased as a result of the investments in the directory publishers in Brazil and the acquisition of additional interest in the business in Peru.

H.  OTHER CURRENT LIABILITIES

     Other current liabilities are summarized as follows at November 30:

                                                              1998   1999
                                                              ----   ----
Accrued taxes...............................................  $125   $162
Accrual for network equipment received......................    55    137
License payable.............................................    --     78
Salaries and wages payable..................................    30     44
Advance billings and deposits...............................    17     25
Other.......................................................    31     26
                                                              ----   ----
  Other current liabilities.................................  $258   $472
                                                              ====   ====

I.  DEBT

DEBT MATURING WITHIN ONE YEAR

     Debt maturing within one year is summarized as follows at November 30:

                                                               1998     1999
                                                              ------    ----
Short-term credit facilities, denominated in U.S. Dollars;
  Interest rates ranging from 5.79% to 26.5%
  Argentina.................................................  $    1    $ 28
  Ecuador...................................................      51      53
  Peru......................................................     184     167
Short-term credit facilities, denominated in local
  currencies; Local interest rates ranging from 6.50% to
  38.0%
  Chile.....................................................      29       9
  Venezuela.................................................      13      --
Current maturities of long-term debt........................     114      46
                                                              ------    ----
          Total debt maturing within one year...............  $  392    $303
                                                              ======    ====
Weighted-average interest rate at end of period:
Short-term credit facilities................................   11.93%   7.41%

     Committed credit lines aggregated to $930 with various banks. Borrowings under the committed credit lines totaled $587 at November 30, 1999 and $556 at November 30, 1998. The Latin America Group also maintains uncommitted lines of credit aggregating to $530. At November 30, 1999, borrowings under the uncommitted lines of credit totaled $149 and $45 at November 30, 1998. There are no significant commitment fees or requirements for compensating balances associated with any lines of credit.

LONG-TERM DEBT

     Long-term debt is summarized below. Interest rates and maturities in the table below are for the amounts outstanding at November 30, 1999:

                                             CONTRACTUAL
                                            INTEREST RATES    MATURITIES    1998   1999
                                            --------------    -----------   ----   ----
Argentina.................................            9.25%   2000 - 2008   $267   $270
Chile.....................................   5.73% -  6.65%   2000 - 2005    100    100
Ecuador...................................   7.61% - 11.36%   2000 - 2003     92     36
Peru......................................   5.79% - 11.54%   2000 - 2001     19     12
Venezuela.................................   7.19% - 23.00%      2001        200    220
                                                                            ----   ----
                                                                             678    638
Current maturities........................                                  (114)   (46)
                                                                            ----   ----
          Total long-term debt............                                  $564   $592
                                                                            ====   ====

     Maturities of long-term debt outstanding (principal amounts) at November 30, 1999 are summarized below:

MATURITIES
----------
2000........................................................  $ 46
2001........................................................   222
2002........................................................     2
2003........................................................     1
2004........................................................    --
Thereafter..................................................   367
                                                              ----
          Total.............................................  $638
                                                              ====

     These instruments contain certain covenants requiring certain financial ratios, limiting the incurrence of additional indebtedness and capital expenditures, and restricting the ability to pay dividends.

J.  OTHER NONCURRENT LIABILITIES

     Other noncurrent liabilities are summarized as follows at November 30:

                                                              1998   1999
                                                              ----   ----
License payable.............................................  $--    $ 79
Deferred credits............................................   36      33
Payable to related party....................................   --      25
Compensation related........................................   10      12
Other.......................................................   18      25
                                                              ---    ----
  Other noncurrent liabilities..............................  $64    $174
                                                              ===    ====

K.  STOCK COMPENSATION PLANS

     The Board of Directors has approved the proposed amendment of the BellSouth Corporation Stock Plan (the "Stock Plan") subject to shareholder approval. The Stock Plan authorizes grants of stock options, stock appreciation rights, restricted stock awards, performance shares, stock payments and dividend equivalent rights with respect to BLS Group stock and Latin America Group stock. Executives and key employees will be granted awards for both BLS Group stock and Latin America Group stock. With respect to management of the BLS Group, a preponderance of awards will be made for BLS Group stock, and, with respect to management of the Latin America Group, a preponderance of awards will be made for Latin America Group stock. In addition, nonemployee directors will be granted awards for both BLS Group stock and Latin America Group stock. The Board of Directors believes that permitting incentive awards to be made to participants with respect to the series of common stock weighted toward the separate performance of the Group's business in which the participants work and, in certain cases the other Group, is in the best interests of BellSouth.

     BellSouth's existing stock compensation plans which offer benefits in the form of, or based on the performance of, the existing common stock will be affected by the Tracking Stock Proposal.

1999 STOCK COMPENSATION PLANS

     At December 31, 1999, BellSouth has stock options outstanding under several stock-based compensation plans. The BellSouth Corporation Stock Plan (the Stock
Plan) provides for grants to key employees of stock options and various other stock-based awards. One share of BellSouth common stock is the underlying security for any award. The aggregate number of shares of BellSouth common stock which may be granted under the Stock Plan in any calendar year cannot exceed one percent of the shares outstanding at the time of grant. Prior to adoption of the Stock Plan, stock options were granted under the BellSouth Corporation Stock Option Plan. Stock options granted under both plans entitle an optionee to purchase shares of BellSouth common stock within prescribed periods at a price either equal to, or in excess of, the fair market value on the date of grant. Options granted under these plans generally become exercisable at the end of three to five years and have a term of 10 years.

     The following table summarizes the activity for stock options outstanding:

                                                        1997         1998         1999
                                                     ----------   ----------   ----------
Options outstanding at January 1...................  37,142,784   45,122,812   59,202,910
Options granted....................................  12,507,766   17,963,592   15,385,731
Options exercised..................................  (4,001,490)  (2,784,312)  (1,839,933)
Options forfeited..................................    (526,248)  (1,099,182)  (1,049,627)
                                                     ----------   ----------   ----------
Options outstanding at December 31.................  45,122,812   59,202,910   71,699,081
                                                     ==========   ==========   ==========
Weighted -- average option prices per common share:
Outstanding at January 1...........................      $17.06       $18.67       $22.77
Granted at fair market value.......................      $22.23       $31.95       $45.51
Exercised..........................................      $14.69       $15.35       $15.74
Forfeited..........................................      $20.02       $23.47       $30.22
Outstanding at December 31.........................      $18.67       $22.77       $27.73
Weighted -- average fair value of options granted
  at fair market value during the year.............      $ 4.38       $ 7.22       $11.19
Options exercisable at December 31.................  12,065,032   14,733,210   19,114,773
Shares available for grant at December 31..........  19,835,596   19,504,179   18,825,466

     The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                              1997    1998     1999
                                                              ----    -----    ----
Expected life (years).......................................     5        5       5
Dividend yield..............................................  3.24%    2.40%   1.67%
Expected volatility.........................................  19.0     21.0    23.0
Risk-free interest rate.....................................  6.22     5.42    4.82

     The following table summarizes information about stock options outstanding at December 31, 1999:

                     OUTSTANDING                             EXERCISABLE
-----------------------------------------------------   ---------------------
                                             AVERAGE                 AVERAGE
                                   AVERAGE   EXERCISE                EXERCISE
EXERCISE PRICE RANGE   OPTIONS     LIFE(A)    PRICE      OPTIONS      PRICE
--------------------  ----------   -------   --------   ----------   --------
                      (MILLIONS)                        (MILLIONS)
$12.10 - 15.08           12.5       3.88      $14.28        8.7       $14.08
 15.13 - 21.28           14.4       5.63       20.33        5.5        20.01
 21.38 - 29.22           12.6       7.10       22.28        2.7        21.96
 30.91 - 37.92           15.5       8.11       31.06        1.6        31.02
 39.41 - 49.41           16.7       9.27       45.12        0.6        45.26
                         ----       ----      ------       ----       ------
$12.10 - 49.41           71.7       6.97      $27.73       19.1       $19.33
                         ====       ====      ======       ====       ======

---------------

(a) Average contractual life remaining in years.

OTHER

     BellSouth applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations in accounting for its stock-based compensation plans and discloses the pro forma effects of the plans on net income and earnings per share as provided by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock option plans and employee stock purchase plans, as all options have been issued at fair market value. Since Latin America Group stock was not part of the capital structure of BellSouth for the periods presented, there were no stock options outstanding. Therefore, the pro forma effect of Latin America Group stock options on the accompanying historical combined financial statements is not presented.

L.  EMPLOYEE BENEFIT PLANS

PENSION PLANS

     BellSouth maintains a noncontributory defined benefit pension plan that covers selective domestic employees of the Latin America Group. The plan is a cash balance plan, which provides pension benefits determined by a combination of compensation-based service and additional credits and individual account-based interest credits. Pension plan assets are administered by BellSouth and are principally invested in equity and fixed income securities. Funding of the plan is determined in accordance with statutory funding requirements. Pension expense allocated to the Latin America Group was $.8 in 1999, $.8 in 1998 and $.2 in 1997.

     BellSouth also maintains a nonqualified supplemental retirement plan that covers certain executives of the Latin America Group. Expense related to this plan allocated to the Latin America Group was $.7 in 1999, $.8 in 1998 and $.4 in 1997.

RETIREE HEALTH AND LIFE PLANS

     BellSouth provides certain health care and life insurance benefits to selective domestic employees of the Latin America Group who retire and satisfy certain service and age requirements. The postretirement benefit expense allocated to the Latin America Group was not material for 1999, 1998 or 1997.

DEFINED CONTRIBUTION PLANS

     BellSouth provides a 401(k) savings plan for most domestic employees of the Latin America Group. A portion of employees' eligible contributions to the Savings Plans is matched by BellSouth at rates determined annually by the Board of Directors. BellSouth contributions allocated to the Latin America Group were not material for 1999, 1998 or 1997.

M.  INCOME TAXES

     The combined balance sheets reflect the anticipated tax impact of future taxable income or deductions implicit in the combined balance sheets in the form of temporary differences. These temporary differences reflect the difference between the basis in assets and liabilities as measured in the Latin America Group financial statements and as measured by tax laws using enacted tax rates.

     The provision (benefit) for income taxes is summarized as follows:

                                                              1997   1998   1999
                                                              ----   ----   -----
Federal
  Current...................................................  $(10)  $ (5)  $ (32)
Foreign
  Current...................................................    22     34      47
  Deferred, net.............................................    (3)    45      36
  Investment credits........................................    (8)    29    (167)
                                                              ----   ----   -----
          Total provision (benefit) for income taxes........  $  1   $103   $(116)
                                                              ====   ====   =====

     Temporary differences that gave rise to deferred tax assets and (liabilities) at November 30 were as follows:

                                                              1998    1999
                                                              -----   -----
Allowance for uncollectibles................................  $  15   $  15
Venezuelan telecommunications tax...........................     20      26
Other.......................................................     --      14
Net operating loss carryforwards............................     49      61
                                                              -----   -----
Deferred tax assets.........................................     84     116
Valuation allowance.........................................    (49)    (55)
                                                              -----   -----
Net deferred tax assets.....................................     35      61
                                                              -----   -----

Licenses....................................................   (139)   (147)
Customer lists..............................................    (54)    (36)
Capitalized interest........................................    (13)    (12)
Venezuelan ITC reserve......................................    (95)     --
Property related............................................    (19)    (17)
Other.......................................................    (13)     --
                                                              -----   -----
Deferred tax liabilities....................................   (333)   (212)
                                                              -----   -----
Net deferred tax asset (liability)..........................  $(298)  $(151)
                                                              =====   =====

     Although there can be no assurances, management believes that it is more likely than not that it will generate future taxable income sufficient to fully realize future benefits from net deferred tax assets of $61 at November 30, 1999.

     At November 30, 1999, the Latin America Group had cumulative net operating loss carryforwards and related deferred tax assets and valuation allowances as follows:

                                           RELATED       RELATED
                              NOL IN     DEFERRED TAX   VALUATION
         COUNTRY              U.S.$         ASSET       ALLOWANCE          CARRYFORWARD PERIOD
         -------            ----------   ------------   ---------   ---------------------------------
Chile.....................     $74           $11           $ 5      Unlimited
Ecuador...................      92            23            23      5 years; carryforwards
                                                                    expire between 2000 and 2005
Peru......................      89            27            27      4 years; carryforward
                                                                    period begins in first subsequent
                                                                    profitable year

     A reconciliation of the federal statutory income tax provision to the effective tax provision follows:

                                                              1997   1998   1999
                                                              ----   ----   -----
Tax at U.S. statutory rate..................................  $(16)  $ 50   $   5
Foreign tax rate differential...............................    (3)    12      20
Foreign investment tax credits..............................    (8)    29    (167)
Valuation allowances established............................    24     22      16
Other items, net............................................     4    (10)     10
                                                              ----   ----   -----
Reported provision (benefit)................................  $  1   $103   $(116)
                                                              ====   ====   =====

     At November 30, 1999, the deferred tax liability related to approximately $600 cumulative unrepatriated earnings on combined foreign subsidiaries and equity investments in unconsolidated businesses was excluded from recognition under Statement of Financial Accounting Standards No. 109 (SFAS 109) because such earnings are intended to be reinvested indefinitely. The determination of the deferred tax liability is not practicable at this time.

FOREIGN TAX CREDITS

     During 1998, the Latin America Group's operation in Venezuela (Telcel) was notified by the local taxing authority that its claims for investment tax credits taken in 1995, 1996 and 1997 had been disallowed. The tax assessments were appealed before the Sixth Upper Court in Tax Matters and in August 1999 the Court ruled in favor of Telcel; the taxing authority appealed the decision. As a result of the favorable outcome, and since there are sufficient grounds to believe that the government authorities will disregard the appeal, the credits were recognized in income in 1999.

N.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                           1997   1998   1999
                                                           ----   ----   ----
Cash paid for:
Income taxes.............................................  $35    $40    $42
                                                           ===    ===    ===
Interest.................................................  $46    $53    $89
                                                           ===    ===    ===

     In 1997, the Latin America Group began combining the Venezuelan operations that had previously been accounted for under the equity method. The combination resulted in an increase in assets of $382 (net of decreases of $262 in investments and advances) and corresponding increases in liabilities.

O.  SEGMENT INFORMATION

     Under the provisions of SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," the Latin America Group operates in two segments: communications and advertising and directory publishing. All material operating units qualify for aggregation under SFAS 131 due to their similar economic characteristics, nature of products and services, procurement and distribution processes and identical customer base.

                                                               1997     1998     1999
                                                              ------   ------   ------
COMMUNICATIONS:
Operating revenues..........................................  $  940   $1,907   $2,336
Depreciation and amortization...............................     140      338      446
Operating income............................................       1      202      113
Interest expense............................................      46       53       87
Net earnings (losses) of equity affiliates..................      14      (57)    (349)
Provision (benefit) for income taxes........................       1      105     (116)
Segment net loss............................................  $  (28)  $  (64)  $ (301)

Segment assets..............................................  $3,098   $4,136   $4,483
Equity method investments...................................  $  684   $  805   $  323
Capital expenditures........................................  $  448   $  697   $  646

                                                               1997     1998     1999
                                                              ------   ------   ------
ADVERTISING AND DIRECTORY PUBLISHING:
Operating revenues..........................................  $   --   $   --   $   69
Depreciation and amortization...............................      --       --        4
Operating loss..............................................      --       (6)      (7)
Interest expense............................................      --       --        1
Net losses of equity affiliates.............................      --       --       (5)
Benefit for income taxes....................................      --       (2)      --
Segment net loss............................................  $   --   $   (4)  $  (15)
Segment assets..............................................  $   --   $   35   $  191
Equity method investments...................................  $   --   $   --   $   25
Capital expenditures........................................  $   --   $   --   $    1

GEOGRAPHIC INFORMATION

     For geographic reporting, revenues are attributed to the geographic location in which the customer is located. Long-lived assets consist primarily of wireless licenses and property, plant and equipment and are attributed to the geographic location in which they are located. Many of the Latin America Group's investments are accounted for under the equity method of accounting and, therefore, operating revenues and expenses of these investments as well as their long-lived assets are not reflected in the combined financial statements.

                                                                AT OR FOR THE YEAR
                                                                ENDED NOVEMBER 30,
                                                              ----------------------
                                                              1997    1998     1999
                                                              ----   ------   ------
Revenues:
  Argentina.................................................  $555   $  721   $  799
  Venezuela.................................................   122      806    1,109
  Other foreign.............................................   263      380      497
                                                              ----   ------   ------
          Total.............................................  $940   $1,907   $2,405
                                                              ====   ======   ======
Long-lived assets:
  Argentina.................................................         $  559   $  881
  Venezuela.................................................          1,112    1,171
  Other foreign.............................................          1,742    1,588
                                                                     ------   ------
          Total.............................................         $3,413   $3,640
                                                                     ======   ======

P.  FINANCIAL INSTRUMENTS

     The recorded amounts of cash and cash equivalents, temporary cash investments, bank loans and commercial paper approximate fair value due to the short-term nature of these instruments. Fair value estimates for long-term debt are based on quotes from dealers. Since judgment is required to develop the estimates, the estimated amounts presented herein may not be indicative of the amounts that the Latin America Group could realize in a current market exchange.

     At November 30, 1999 and 1998, the recorded amount of the Latin America Group's long-term debt was $638 and $678. The estimated fair value of the long-term debt was $773 for 1999 and $714 for 1998.

INTEREST RATE SWAPS

     BellSouth occasionally enters into interest rate swap agreements to exchange fixed and variable rate interest payment obligations without the exchange of the underlying principal amounts. At November 30, 1999, an entity within the Latin America Group was a party to interest rate swaps with a notional amount totalling $30. Under the agreement, the Latin America Group pays fixed rates denominated in Venezuelan Bolivars and receives fixed rates denominated in U.S. Dollars averaging 8%. The swaps are subject to periodic settlement and mature in February 2001. Because the instruments were entered into at the end of the period, the recorded amount equals the fair value.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Latin America Group to concentrations of credit risk consist principally of trade accounts receivable. The Latin America Group derives the majority of its operating revenues from individuals, businesses and government-owned fixed telephony companies (due to Calling Party Pays). The Latin America Group's allowance for doubtful accounts is based upon management's estimates and past experience.

Q.  COMMITMENTS AND CONTINGENCIES

LEASES

     The Latin America Group has entered into operating leases for facilities and equipment used in operations. Rental expense under operating leases was $20 in 1999, $16 in 1998 and $12 in 1997. Capital leases currently in effect are not significant.

     The following table summarizes the approximate future minimum rentals under noncancelable operating leases in effect at November 30, 1999:

                                                              MINIMUM
                                                              RENTALS
                                                              -------
2000........................................................    $21
2001........................................................     19
2002........................................................     16
2003........................................................     12
2004........................................................     11
Thereafter..................................................      8
                                                                ---
          Total.............................................    $87
                                                                ===

PURCHASE COMMITMENTS

     In July 1998, the Venezuelan operation entered into an agreement with a major network vendor for the purchase, installation and maintenance of CDMA digital technology network equipment. The term of this agreement is three years, renewable for equal and consecutive one-year periods, subject to agreement between the parties. The initial total investment is estimated at approximately $200. During 1999 firm purchase orders for approximately $119 were placed under the terms of the agreement.

OTHER CLAIMS

     The Latin America Group is subject to claims arising in the ordinary course of business involving allegations of personal injury, breach of contract, anti-competitive conduct, employment law issues, regulatory matters and other actions.

     While complete assurance cannot be given as to the outcome of any legal claims, the group believes that any financial impact would not be material to its results of operations, financial position or cash flows.

R.  RELATED PARTY TRANSACTIONS

     As discussed in Note B, the BLS Group has provided necessary working capital requirements through intercompany debt and cash contributions to the Latin America Group. These amounts are reflected in the accompanying combined balance sheets as intercompany debt due to the BLS Group.

                                                   RATE      1998     1999
                                                   -----     ----     ----
Argentina........................................  LIBOR     $117     $117
Ecuador..........................................   10.0%      77       23
                                                             ----     ----
                                                             $194     $140
                                                             ====     ====

     Intergroup interest on these loans was $14 in 1999, $10 in 1998 and $3 in 1997.

     Included in selling, general and administrative expenses are allocations to the Latin America Group for its share of BellSouth's shared corporate services. These amounts totalled $62 for 1999, $47 for 1998 and $28 for 1997.

     The Latin America Group has charged the BLS Group for various services to its European and Asian operations, including marketing, network engineering and information technology consulting, totaling $25 in 1999, $24 in 1998 and $21 in 1997. These amounts have been recorded as revenue or netted against selling, general and administrative expenses in the accompanying combined statements of operations. Additionally, the Latin America Group has recognized revenue in 1999 of $22 related to the provision of long distance and certain wireless administration services to the BLS Group's domestic and European operations.

     The Latin America Group recorded charges of $205 in 1999, $187 in 1998 and $203 in 1997 from minority shareholders for network and equipment for resale to customers.

S.  SUBSEQUENT EVENTS

     In December 1999, the Latin America Group acquired an additional wireless license in Chile that will expand its service area to the entire country. The Latin America Group paid approximately $85 for the license.

     In December 1999, the Nicaraguan regulations which restricted a foreign controlling ownership interest in an operation domiciled in that country were lifted. As a result, the Latin America Group will be able to exercise its existing, fully paid option to purchase an additional 40% ownership interest.

     In the first week of January 2000, the Ecuadorian government declared a national emergency and the Ecuadorian Sucre devalued approximately 40.0% against the U.S. Dollar. The effect on the Latin America Group is yet to be determined. On January 21, 2000, Ecuador suffered a military coup, which ousted Mr. Jamil Mahuad, the constitutionally-elected President of Ecuador, from office. The military junta was disbanded shortly thereafter, with power being ceded to Mr. Gustavo Noboa, who was formerly Vice President under Mr. Mahuad.

                                (BellSouth Logo)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration fee............................................  $264,000
New York Stock Exchange listing fee.........................          *
Blue sky fees and expenses..................................          *
Printing expenses...........................................          *
Accountants' fees and expenses..............................          *
Legal fees and expenses.....................................          *
Fees and expenses of Transfer Agent and Registrar...........          *
Miscellaneous expenses......................................          *
                                                              --------
          Total.............................................  $       *
                                                              ========

---------------

* To be completed by amendment.

     Each amount set forth above, except the SEC registration fee and the New York Stock Exchange fee, is estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As authorized by the Georgia Business Corporation Code (the "GBCC"), BellSouth's Articles of Incorporation limit the monetary liability of its directors to BellSouth or its shareholders for any breach of their duty of care or any other duty as a director except (1) for misappropriation of any business opportunity of BellSouth, (2) for acts or omissions not in good faith or which constitute intentional misconduct or a knowing violation of law, (3) for liability for certain unlawful distributions, or (4) for any transaction from which the director derived an improper personal benefit.

     As authorized by the GBCC, the shareholders of BellSouth have adopted an amendment to the By-laws expanding directors' and officers' indemnification rights and have approved a form of Indemnity Agreement which BellSouth may enter with its directors or officers. A person with whom BellSouth has entered into such an Indemnity Agreement (an "Indemnitee") shall be indemnified against liabilities and expenses related to such person's capacity as an officer or director or to capacities served with other entities at the request of BellSouth, except for claims excepted from the limited liability provisions described above. An Indemnitee is also entitled to the benefits of any directors' and officers' liability insurance policy maintained by BellSouth, and in the event of a "change in control" (as defined in the Indemnity Agreement), obligations under the Indemnity Agreement will be secured with a letter of credit in favor of the Indemnitee in an amount of not less than $1,000,000. BellSouth has entered into Indemnity Agreements with each of its directors.

     The GBCC generally empowers a corporation, without shareholder approval, to indemnify directors against liabilities in proceedings to which they are named by reason of serving as a director of the corporation, if such person acted in a manner believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Without shareholder approval, indemnification is not permitted of a director adjudged liable to the corporation in a proceeding by or in the right of the corporation or a proceeding in which the director is adjudged liable based on a personal benefit improperly received, absent judicial determination that, in view of the circumstances, such person is fairly and reasonably entitled to indemnification of reasonable expenses incurred.

     The GBCC permits indemnification and advancement of expenses to officers who are not directors, to the extent consistent with public policy. The GBCC provides for mandatory indemnification of directors and officers who are successful in defending against any proceeding to which they are named because of their serving in such capacity.

     BellSouth's By-laws also provide that BellSouth shall indemnify any person made or threatened to be made a party to any action (including any action by or in the right of BellSouth) by reason of service as a director or officer of BellSouth (or of another entity at BellSouth's request), against liabilities and expenses to the maximum extent permitted by the GBCC.

     The general limitations in the GBCC as to indemnification may be superseded to the extent of the limited liability provision (with respect to directors) in BellSouth's Articles of Incorporation and the Indemnity Agreements, as authorized by the shareholders and as described above.

     The directors and officers of BellSouth are covered by liability insurance policies pursuant to which (a) they are insured against loss arising from certain claims made against them, jointly or severally, during the policy period for any actual or alleged breach of duty, neglect, error, misstatement, misleading statements, omission or other wrongful act and (b) BellSouth is entitled to have paid by the insurers, or to have the insurers reimburse BellSouth for amounts paid by it, in respect of such claims if BellSouth is required to indemnify officers and directors for such claims.

     Any agents, dealers or underwriters, who execute any of the Underwriting Agreement filed as Exhibit 1 to this registration statement, will agree to indemnify BellSouth's directors and their officers who signed the registration statement against certain liabilities which might arise under the Securities Act from information furnished to BellSouth by or on behalf of any such indemnifying party.

ITEM 16.  EXHIBITS

ITEM
NO.                             DESCRIPTION
----                            -----------
 1*     Form of Underwriting Agreement.
 3-a    Amended and Restated Articles of Incorporation of BellSouth
        Corporation effective as of December 11, 1999 (Exhibit 3a to
        Form 10-K for the year ended December 31, 1999, File No. 1-
        8607).
 3-b*   Form of Articles of Amendment permitting BellSouth to issue common stock in series, increasing the authorized number of shares of common stock and reclassifying each share of
        BellSouth's existing common stock into one share of
        BellSouth Corporation -- BLS Group Common Stock effective
        upon the creation of BellSouth Corporation -- BLS Group
        Common Stock to be filed with the Georgia Secretary of State prior to the completion of this offering (filed as Annex I to the Proxy Statement on Schedule 14A dated March 29, 2000 and incorporated herein by reference).
 3-c*   Form of Articles of Amendment creating BellSouth
        Corporation -- Latin America Group Common Stock and
        BellSouth Corporation -- BLS Group Common Stock to be filed with the Georgia Secretary of State prior to the completion of this offering.
 3-d*   Form of Articles of Amendment creating Series C First
        Preferred Stock.
 3-e*   Form of Articles of Amendment creating Series D First
        Preferred Stock.
 3-f*   By-laws of BellSouth Corporation to be effective upon
        completion of this offering.
 3-g*   Form of the Policy Statement Regarding BLS Group and Latin
        America Group Matters (filed as Annex II to the Proxy
        Statement on Schedule 14A dated March 29, 2000 and
        incorporated herein by reference).
 4-a*   Form of BellSouth Corporation -- BLS Group Common Stock
        share certificate.
 4-b*   Form of BellSouth Corporation -- Latin America Group Common
        Stock share certificate.
 4-c*   Form of Amended and Restated Rights Agreement, dated as of
                  2000, between BellSouth Corporation and
        ChaseMellon Shareholder Services, L.L.C., as Rights Agent,
        with Form of BellSouth Corporation -- BLS Group Rights
        Certificate attached as Exhibit A, Form of BellSouth
        Corporation -- Latin America Group Rights Certificate
        attached as Exhibit B and Form of Series C First Preferred
        Stock and Series D First Preferred Stock Designations
        attached as Exhibit C.

ITEM
NO.                             DESCRIPTION
----                            -----------
 5*     Opinion of Kilpatrick Stockton LLP, as to the legality of
        the securities to be issued.
 8*     Tax opinion of Simpson Thacher & Bartlett.
23-a    Consent of PricewaterhouseCoopers LLP, independent
        accountants.
23-b*   Consent of Kilpatrick Stockton LLP is contained in Exhibit
        5.
23-c*   Consent of Simpson Thacher & Bartlett is contained in
        Exhibit 8.
24      Powers of Attorney.

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 or otherwise (other than the insurance policies referred to therein), the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 27th day of March, 2000.

                                          BELLSOUTH CORPORATION

                                          By:      /s/ Ronald M. Dykes
                                            ------------------------------------
                                                      Ronald M. Dykes
                                                  Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

PRINCIPAL EXECUTIVE OFFICER:


               /s/ F. Duane Ackerman*                  Chairman of the Board,
-----------------------------------------------------  President and Chief Executive
                 F. Duane Ackerman*                    Officer

PRINCIPAL FINANCIAL AND
ACCOUNTING OFFICER:

                 /s/ Ronald M. Dykes                   Chief Financial Officer
-----------------------------------------------------
                   Ronald M. Dykes

DIRECTORS:

F. Duane Ackerman*
Reuben V. Anderson*
James H. Blanchard*
J. Hyatt Brown*
Armando M. Codina*
Phyllis Burke Davis*
Kathleen F. Feldstein*
John G. Medlin, Jr.*
Leo F. Mullin*
Eugene F. Murphy*
Robin B. Smith*
C. Dixon Spangler, Jr.*
William S. Stavropoulos*
J. Tylee Wilson*
---------------

* by power of attorney
                                          *By:     /s/ Ronald M. Dykes
                                             -----------------------------------
                                                       Ronald M. Dykes
                                                 as attorney-in-fact and on
                                                 his own behalf as Principal
                                                         Financial and
                                                     Accounting Officer

March 27, 2000

                                 EXHIBIT INDEX

ITEM
NO.                            DESCRIPTION
----                           -----------
 1*    Forms of Underwriting Agreement
 3-a   Amended and Restated Articles of Incorporation of BellSouth
       Corporation effective as of December 11, 1999 (Exhibit 3a to
       Form 10-K for the year ended December 31, 1999 (File No.
       1-8607)
 3-b*  Form of Articles of Amendment permitting BellSouth to issue common stock in series, increasing the authorized number of shares of common stock and reclassifying each share of
       BellSouth's existing common stock into one share of
       BellSouth Corporation -- BLS Group Common Stock effective
       upon the creation of BellSouth Corporation -- BLS Group
       Common Stock to be filed with the Georgia Secretary of State prior to the completion of this offering (filed as Annex I to the proxy statement on Schedule 14A dated March 29, 2000 and incorporated herein by reference)
 3-c*  Form of Articles of Amendment creating BellSouth
       Corporation -- Latin America Group Common Stock and
       BellSouth Corporation -- BLS Group Common Stock to be filed with the Georgia Secretary of State prior to the completion of this offering
 3-d*  Form of Articles of Amendment creating Series C First
       Preferred Stock
 3-e*  Form of Articles of Amendment creating Series D First
       Preferred Stock
 3-f*  By-laws of BellSouth Corporation to be effective upon completion of this offering
 3-g*  Form of the Policy Statement Regarding BLS Group and Latin
       America Group Matters (filed as Annex II to the Proxy
       Statement on Schedule 14A dated March 29, 2000 and
       incorporated herein by reference).
 4-a*  Form of BellSouth Corporation -- BLS Group Common Stock
       share certificate
 4-b*  Form of BellSouth Corporation -- Latin America Group Common
       Stock share certificate
 4-c*  Form of Amended and Restated Rights Agreement, dated as of
                 , 2000, between BellSouth Corporation and
       ChaseMellon Shareholder Services, L.L.C., as Rights Agent,
       with Form of BellSouth Corporation -- BLS Group Rights
       Certificate attached as Exhibit A, Form of BellSouth
       Corporation -- Latin America Group Rights Certificate
       attached as Exhibit B and Form of Series C First Preferred
       Stock and Series D First Preferred Stock Designations
       attached as Exhibit C
 5*    Opinion of Kilpatrick Stockton LLP, as to the legality of
       the Securities to be issued
 8*    Tax opinion of Simpson Thacher & Bartlett
23-a   Consent of PricewaterhouseCoopers LLP, independent
       accountants
23-b*  Consent of Kilpatrick Stockton LLP is contained in Exhibit 5
23-c*  Consent of Simpson Thacher & Bartlett is contained in
       Exhibit 8
24     Powers of Attorney

---------------

* To be filed by amendment.